Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-97245

PROSPECTUS

$175,000,000

INTERMET Corporation

Exchange Offer for

9 3/4% Senior Notes due 2009

      This is an offer to exchange the outstanding, unregistered INTERMET Corporation 9 3/4% Senior Notes due 2009 you now hold for new, substantially identical registered 9 3/4% Senior Notes due 2009. This offer will expire at 5:00 p.m., New York City time, on September 20, 2002, unless we extend it. You must tender your outstanding, unregistered notes by the deadline to obtain new, registered notes.

      The new notes will not trade on any established exchange. The new notes have the same financial terms and covenants as the outstanding notes, and are subject to the same business and financial risks. See “Risk Factors” on page 20 for a discussion of those risks.

      Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

August 21, 2002

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
MARKET SHARE, RANKING AND OTHER DATA
PROSPECTUS SUMMARY
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
DESCRIPTION OF OTHER INDEBTEDNESS
THE EXCHANGE OFFER
DESCRIPTION OF THE NOTES
PLAN OF DISTRIBUTION
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION

      You should rely only upon the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

i

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains and incorporates forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate” and “expect” and similar expressions are generally intended to identify forward-looking statements. You are cautioned that any forward-looking statements, including statements regarding the intent, belief or current expectations of us or our management, are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors including, but not limited to:

•	loss of business from our major customers;

•	general economic conditions, including any economic downturn in the markets in which we operate;

•	fluctuations in worldwide or regional light vehicle production;

•	changes in practices or policies of our significant customers toward outsourcing their requirements for automotive components;

•	changes in the sourcing and pricing practices of our major customers, including demands for price concessions as a condition to retaining current business or obtaining new business;

•	fluctuations in foreign currency exchange rates;

•	fluctuations in interest rates that may affect our borrowing costs;

•	fluctuations in the cost of raw materials, including the cost of energy, and our ability, if any, to pass those costs on to our customers;

•	work stoppages or other labor disputes that could disrupt production at our facilities or those of our major customers;

•	factors or presently unknown circumstances that may affect the charges related to the impairment of assets;

•	changes in environmental regulations to which we are subject;

•	our ability to improve our products and manufacturing processes to meet our customers’ demands and to successfully implement new technologies and manufacturing processes when launching our products;

•	our ability to shift production between our plants in response to customer needs;

•	our ability to attract and retain key management employees;

•	changes in our exposure to product liability and warranty claims;

•	our ability to meet the financial covenants set forth in our debt agreements; and

•	other risks as detailed from time to time in our filings with the SEC.

MARKET SHARE, RANKING AND OTHER DATA

      The market share, ranking and other data contained in this prospectus or incorporated herein by reference are based either on our own estimates, independent industry publications, reports by market research firms or other published independent sources. In each case, we believe that they are reasonable estimates. Market share data is subject to changes, however, and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any statistical survey of market share. In addition, customer preferences can and do change. As a result, you should be aware that market share, ranking and other similar data set forth in this prospectus, and estimates and beliefs based on such data, may not be reliable.

ii

PROSPECTUS SUMMARY

      Except as the context otherwise requires, in this prospectus, “INTERMET,” the “Company,” “we,” “our” and “us” refer to INTERMET Corporation (the issuer of the notes) and its subsidiaries. The following summary contains basic information about the Company and this offering. It likely does not contain all the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire document and the other documents to which we have referred you.

Our Company

General

      We are the largest independent supplier of highly-engineered cast components for the North American light vehicle market. In the United States, our primary market, we hold an estimated 9.2% share of the $7.8 billion markets in which we compete. We are also the leading supplier of complex brake castings for the European light vehicle market. Using a diverse set of advanced materials and manufacturing processes, we provide our customers with full-service capabilities including advanced design and engineering, value-added casting, machining and, in some instances, sub-assembly. We specialize in safety-related components, critical to vehicle control, which meet exacting customer demands for performance, weight and cost. We design, develop and manufacture over 1,900 complex castings, including products used by more than 18 original equipment manufacturers (“OEMs”) on nearly every light vehicle platform built in the U.S. and over 100 total light vehicle platforms worldwide. For the twelve months ended March 31, 2002, we generated net sales and Adjusted EBITDA of $825.5 million and $88.3 million, respectively. We have been publicly traded since 1985.

      Since the arrival of our CEO, John Doddridge, in 1994, we have assembled a world class management team and transformed the Company through substantial capital investment in material and process technology and full-service capabilities. We believe we have developed critical scale while significantly reducing operating costs and improving manufacturing efficiency. Because of our substantial previous investments, we believe that we are uniquely positioned for significant, profitable growth at lower levels of future capital investment.

      Our customers increasingly rely on casting suppliers to provide optimal component design solutions based upon specific parameters such as performance, safety, weight and cost. We respond by providing custom design solutions that are unbiased as to material and process selection. Our manufacturing expertise in advanced materials allows us to translate complex component designs into high-quality, high-volume production.

      We are organized into two strategic groups based on our material capabilities — ferrous metals and light metals. Our ferrous metals group produces highly-engineered ductile iron and gray iron components and represented 62.4% of net sales in 2001. Our light metals group produces highly-engineered aluminum, magnesium and zinc components and represented 35.7% of net sales in 2001.

      Our primary material capabilities include:

•	Ferrous Metals Group

Ductile Iron. We are the largest independent ductile iron foundry company in the world. In 2001, ductile iron castings represented 57.6% of net sales. Ductile iron components have strength and stiffness properties that are currently unavailable in lighter metals. Ductile iron’s use as a higher strength substitute for gray iron and a lower cost substitute for steel has grown steadily since its introduction in 1948. According to Stratecasts, Inc., an industry forecasting group, demand for ductile iron castings in the U.S. vehicle market is expected to grow at a compound annual growth rate (“CAGR”) of 5.2% through 2006.

•	Light Metals Group

Aluminum. We are a leading independent supplier of aluminum castings to the North American light vehicle market. In 2001, aluminum castings represented 25.7% of net sales. Aluminum generally provides our customers with lighter-weight components, although usually at a higher cost, than ferrous metals. According to Stratecasts, demand for aluminum castings in the U.S. vehicle market is expected to grow at a CAGR of 10.6% through 2006, driven by a continued emphasis on vehicle weight reduction.

Magnesium. We produce more magnesium castings than any independent supplier in the U.S. In 2001, magnesium castings represented 7.4% of net sales. Relative to cast aluminum or ferrous components, magnesium generally provides our customers with the lightest weight products at a higher cost. According to Stratecasts, demand for magnesium castings in the U.S. vehicle market is expected to grow at a CAGR of 27.0% through 2006.

      Our components can be found on nearly every light vehicle platform built in the U.S. and include complex, safety-critical castings for chassis, axle and suspension, powertrain, electronic and other applications. On a global basis, our components are used by over 18 OEMs, including DaimlerChrysler, Ford, General Motors, Volkswagen, BMW, Honda and Toyota, and their leading suppliers, including Delphi, Visteon, PBR Automotive, TRW, Continental, Knorr Bremse and Dana.

      We are based in Troy, Michigan, and provide our full-service capabilities through 18 domestic manufacturing facilities, two international manufacturing facilities and three research, technical, and engineering centers. We also manage one joint venture in Europe.

Our Competitive Strengths

      Since our inception in 1971, we have been successful at winning new business in the highly competitive automotive supply industry. We estimate our new order book, for 2002 and beyond, to be approximately $400 million. We attribute our past and continued success, in part, to a diverse set of competitive strengths, including:

     Full-Service Capabilities

      Through our full-service capabilities, including advanced design and engineering, value-added casting processes, machining and, in some instances, sub-assembly, we provide our customers with total product solutions from a single source. Our casting processes often reduce the number of steps required in production, delivering added value to customers through reduced costs and improved quality. To assist our customers with product design, our engineers use three-dimensional modeling software in conjunction with rapid prototype development and testing. We can deliver multiple, unbiased design solutions for a single component, using different materials and manufacturing processes, while balancing customer demands for safety, performance, weight and cost. Our involvement in the design process, often two to five years in advance of production, strengthens our customer relationships and provides visibility on future business awards.

      Our design flexibility is matched by our manufacturing flexibility, delivered through nine ferrous metals facilities, eight light metals facilities and three machining facilities worldwide. Each of our automotive facilities has obtained QS-9000 and ISO-9001 or ISO-9002 quality certification.

     Leading Position in Growth Materials

      We believe that our scale and manufacturing expertise in growth materials is a strong competitive advantage. We are the largest independent ductile iron foundry company in the world, a leading independent aluminum casting supplier in North America, and we produce more magnesium components than any supplier in the U.S. Demand for these primary materials, which represented 90.7% of our net sales in 2001, is expected to increase. According to Stratecasts, demand for ductile iron, aluminum and magnesium castings in the U.S. vehicle market is expected to grow at CAGRs of 5.2%, 10.6% and 27.0%, respectively, through 2006. Gray iron and zinc, representing 3.2% and 2.6% of our net sales in 2001, respectively, are experiencing modest declines in volume.

      Ductile iron components have strength and stiffness properties that are currently unavailable in lighter metals. In many applications, aluminum and magnesium castings have experienced healthy growth in demand, driven by a desire for reduced vehicle weight and the resulting improvement in fuel economy. However, advanced ductile iron components are increasingly important as the automotive industry looks for opportunities to reduce cost and weight while maintaining or improving performance. Our expertise allows us to provide blended solutions, often using alloys and proprietary processes to make ductile iron components lighter, or aluminum and magnesium components stronger, while changing the performance and cost characteristics of the castings. For example, we have developed austempered ductile iron products that have weight benefits similar to components produced from lighter metals, while maintaining the strength characteristics of ductile iron.

      We believe that our strategic position in ductile iron, aluminum and magnesium allows us to effectively respond to the full spectrum of customer needs.

     Diverse Product Portfolio

      We design, develop and manufacture over 1,900 highly-engineered castings. We focus on safety-related components, critical to vehicle control, utilized within chassis, axle and suspension, powertrain, electronic and other applications in the light vehicle market, representing 50.8%, 32.6%, 6.2% and 10.4% of our net sales in 2001, respectively. These components range in size from less than one pound to nearly 100 pounds and are generally specified for the life of the vehicle platform.

      Our Ferrous Metals Group is a leading independent producer of crankshafts, camshafts, brake calipers and anchors, control arms, differential cases, steering knuckles and spindles. Our Light Metals Group is a leading producer of fluid containing covers and housings, electronic housings and structural frames, members and brackets. We also design, develop and produce complex castings for the non-automotive electronics and industrial markets.

     Recognized Technological Innovation

      We are recognized for using technology and process innovation to develop cast components with the highest mechanical properties at the lowest possible cost.

      In our Light Metals Group, we have created proprietary manufacturing processes such as pressure/counter-pressure casting (“PCPC”). PCPC results in enhanced component performance using a low-cost, low-capital method for casting bulky aluminum structural parts, such as steering knuckles and spindles. We commenced production using our PCPC technology in September 2001 and are currently producing over 9,000 parts per day in response to customer demand. Further, our PCPC production plant in Michigan is operating at a defect rate of only 47 parts per million for raw castings, substantially exceeding what we believe is the world quality standard defect rate of 1,000 parts per million.

      In ferrous metals, we have developed a new, austempered ductile iron process, resulting in approximately a 15% net weight reduction in the control arm for the Ford Mustang and approximately a 10% net weight reduction in the torsion bar adjuster for the Dodge Ram pickup truck.

      Not only do we reduce weight, but we also eliminate complexity. For example, in the Cadillac Deville, we developed a two-piece magnesium instrument panel, replacing an instrument panel comprised of 16 separate components manufactured from steel stampings. Our flexible instrument panel design also can be customized for both right- and left-hand drive vehicles.

     Diverse Customer Base

      Our components are used by over 18 OEMs and their leading suppliers on nearly every light vehicle platform built in the U.S. and over 100 total light vehicle platforms worldwide. We enjoy longstanding relationships with our major customers, having supplied each of our top five customers for more than 25 years. We generated 89.3% of our net sales in 2001 from the North American market, where we supply components for many of the most popular light truck, sport utility and passenger car platforms. We generated 10.7% of our net sales in 2001 from our international operations, where we are the leading supplier of complex brake castings for the European light vehicle market.

     Growth and Efficiency Driven By Experienced Management

      We believe that our executive management team, with an average of more than 25 years of experience in the automotive industry, has positioned us for significant profitable growth at lower levels of future capital investment. Since 1995, we have completed six strategic acquisitions valued at over $520 million and invested approximately $350 million in expanding and modernizing production facilities, thereby creating critical scale as a full-service supplier. In 2000 and 2001, in response to a difficult market, we substantially reduced our manufacturing and administrative costs, reduced investment in working capital and improved operating efficiency. Specific accomplishments in operating efficiencies during 2001 included:

•	a 17.5% improvement in molds per hour at our Decatur, Illinois foundry in addition to significant reductions in scrap rates and man-hours per ton;

•	a 19% improvement in molds per hour at our Columbus, Georgia foundry; man-hours per ton at this foundry also approached historically low levels even though the foundry ran well below capacity; and

•	the completion of our refurbished New River foundry in Virginia with a breakeven level of approximately 40% of capacity, which we believe is best-in-industry performance.

      These actions, along with an approximate 25% workforce reduction and improvement in working capital management, contributed to a reduction of our revenue breakeven levels by approximately 15% and a 2.2 percentage point improvement in our gross margin in the first quarter of 2002 versus the first quarter of 2001.

Our Business Strategy

      Our vision is to be the leading global supplier of full-service casting solutions to light vehicle and other industrial markets. Our success will be driven by a set of focused strategies including:

     Product Innovation

      We operate under a strategy of continuous product innovation. We proactively focus on finding new product solutions that enhance mechanical properties while reducing manufacturing costs, including instances where we are the incumbent supplier. In this manner, we are able to provide the most technologically-advanced solutions to customers, enhancing our long-term relationships while reducing the threat of near-term competitive entry. Because of our expertise in materials and our full-service capabilities, we create the opportunity for our customers to shift to new, optimal designs. For example, we redesigned a steering knuckle from ductile iron to aluminum for the upcoming version of the Dodge Durango SUV. This strategy becomes a strong competitive advantage relative to those competitors that focus on a narrow range of materials or production processes and may not offer full-service capabilities.

     Target Profitable, High-Volume Opportunities

      In the light vehicle market, our strategy is to increase market share by increasing our component content on popular vehicle platforms. Because we sell products both directly to OEMs and to leading Tier 1 and Tier 2 suppliers, we continuously monitor the consumer demand for the vehicle platforms on which our products are ultimately used. Because our products are generally used within other vehicle systems or modules, we are able to market our product solutions to multiple Tier 1 suppliers bidding for the same system contract. In this manner, we are able to increase the likelihood that we will supply a given vehicle platform. Leading Tier 1 suppliers such as Delphi, Visteon, PBR Automotive, TRW, Continental, Knorr Bremse and Dana rely on us for our material and process expertise and full-service capabilities.

      We continuously look for other high-volume, profitable markets where we can leverage our design and production expertise. New market opportunities allow us to increase our capacity utilization and increase the potential size of our end markets.

     Focus on Operational Efficiency

      We have substantially reduced our overall production breakeven level and are committed to further reducing this rate. The ability to operate profitably at low levels of capacity utilization reduces our exposure to cyclical downturns, while enhancing our earnings power on the upside and providing flexibility in our production strategy. Our production strategy will continue to focus on gaining share with profitable contracts, rather than simply filling capacity in order to cover the fixed costs of production.

     Selective International Expansion

      Our customers increasingly prefer that their suppliers provide full-service capabilities in multiple global locations. Few independent casting suppliers in North America provide significant global sourcing capabilities. With approximately 10.7% of our 2001 net sales generated by our international operations, we are well-positioned to selectively expand in important markets. We believe that strong European demand exists for many of our North American manufacturing technologies, particularly in light metals. We continue to evaluate joint-venture or other strategic partnership opportunities in Europe and other markets.

     Recent Developments

      Our unaudited financial statements and management’s discussion and analysis of financial condition and results of operations for the three month and six month periods ended June 30, 2002 are included in our quarterly report on Form 10-Q filed with the SEC on August 8, 2002 and incorporated herein by reference. See “Where You Can Find More Information.” You should review our documents incorporated by reference in considering the exchange offer.

Summary Historical And Pro Forma Financial Data

      The following table sets forth our summary consolidated historical and pro forma financial data and operating data, which you should read in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus and incorporated by reference herein. The selected consolidated financial and other data as of and for each of the years in the three-year period ended December 31, 2001 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data as of and for the three months ended March 31, 2001 and 2002 and the twelve months ended March 31, 2002 have been derived from our unaudited financial statements and, in our opinion, reflect all adjustments necessary to present fairly the data for such periods. Interim results for the three months ended March 31, 2002 are not necessarily indicative of results that can be expected in future periods. The unaudited pro forma financial data gives effect to the offering of the notes and use of proceeds from the offering; see “Use of Proceeds.” All amounts are presented in thousands, except ratios.

						Twelve
				Three months ended		months
	Years ended December 31,			March 31,		ended
						March 31,
	1999(a)(b)	2000(b)(c)(d)	2001(b)(e)	2001(b)(e)(f)	2002	2002(b)(e)

						(unaudited)
				(unaudited)
Operating Data:
Net sales	$956,832	$1,038,844	$843,173	$223,732	$206,096	$825,537
Cost of sales	834,545	913,262	781,650	206,387	185,577	760,840

Gross profit	122,287	125,582	61,523	17,345	20,519	64,697
Selling, general and administrative	41,627	44,899	35,505	9,449	8,060	34,116
Other operating (income) expenses	18,499	(8,009)	13,427	(115)	(59)	13,483

Operating income	62,161	88,692	12,591	8,011	12,518	17,098
Interest expense, net	(14,905)	(39,261)	(31,025)	(7,915)	(6,354)	(29,464)
Other, net	1,197	27,668	4,431	1,848	546	3,129

Income (loss) before income taxes	48,453	77,099	(14,003)	1,944	6,710	(9,237)
Income tax expense (benefit)	12,076	36,191	(5,300)	1,144	2,355	(4,089)

Net income (loss) before cumulative effect of a change in accounting principle	36,377	40,908	(8,703)	800	4,355	(5,148)
Cumulative effect of a change in accounting principle, net of tax	—	—	—	—	481	481

Net income (loss)(g)	$36,377	$40,908	$(8,703)	$800	$4,836	$(4,667)

Balance Sheet Data:
Cash and cash equivalents	$3,416	$19,737	$13,866	$87,181	$2,508	$2,508
Working capital, net(h)	99,036	74,655	73,277	100,513	56,374	56,374
Total assets	957,292	918,796	843,333	978,912	807,742	807,742
Total debt	455,040	399,166	363,422	492,418	326,191	326,191
Total shareholders’ equity	242,377	279,410	253,280	279,087	256,022	256,022

						Twelve
				Three months ended		months
	Years ended December 31,			March 31,		ended
						March 31,
	1999(a)(b)	2000(b)(c)(d)	2001(b)(e)	2001(b)(e)(f)	2002	2002(b)(e)

						(unaudited)
				(unaudited)
Other Data:
EBITDA(i)	$102,279	$142,414	$72,563	$22,632	$25,491	$75,422
Adjusted EBITDA(j)	120,778	129,676	86,093	23,242	25,491	88,342
Cash provided by operating activities	70,259	69,355	71,594	(13,528)	28,991	114,113
Capital expenditures(k)	(78,743)	(57,747)	(36,368)	(12,760)	(1,595)	(25,203)
Depreciation and amortization	40,118	53,722	59,972	14,621	12,973	58,324
Unaudited Pro Forma Data(l):
Interest expense, net						$35,832
Ratio of total debt to Adjusted EBITDA						3.76	x
Ratio of Adjusted EBITDA to interest expense						2.47	x
Ratio of earnings to fixed charges(m)						—	(n)

(a)	In December 1999, we acquired Diversified Diemakers, Inc. and Ganton Technologies, Inc. See note 3 to the audited financial statements contained in this prospectus.

(b)	We recorded pre-tax asset impairment charges and/or shutdown costs of $18.5 million, $7.5 million, $13.5 million, in 1999, 2000 and 2001, respectively. See note 4 to the audited financial statements included in this prospectus.

(c)	In October 2000, we sold our interest in Iowa Mold Tooling Co., Inc. for $53.9 million. The pre-tax gain of $22.3 million is included in “Other operating (income) expenses” in the audited consolidated statements of operations included in this prospectus. See note 3 to the audited financial statements included in this prospectus.

(d)	In March 2000, we experienced an explosion at our New River foundry. In May 2000 we suffered a fire at our Neunkirchen foundry. See note 15 to the audited financial statements contained in this prospectus.

(e)	Shareholders’ equity in 2001 decreased not only by the current year loss but also by the increase in the minimum pension benefit liability, translation adjustment and derivative instrument adjustment, as presented in the audited consolidated statements of shareholders’ equity included in this prospectus.

(f)	The data provided for the three months ended March 31, 2001 vary from amounts previously reported on the Form 10-Q filed for that period. See note 13 to the audited financial statements contained in this prospectus for a reconciliation of the amounts given with those previously reported.

(g)	In January 2002, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 142. Under SFAS 142, goodwill is no longer subject to amortization. Prior to January 1, 2002, we included goodwill amortization in operating expenses in our income statements. See note 4 to the unaudited quarterly financial statements included in this prospectus. The unaudited pro forma consolidated net income as though SFAS 142 had been in effect as of January 1, 1999 is as follows (in thousands):

						Twelve
						months
				Three months ended		ended
	Years ended December 31,			March 31,		March 31,

	1999	2000	2001	2001	2002	2002

Reported net income (loss)	$36,377	$40,908	$(8,703)	$800	$4,836	$(4,667)
Add back: Goodwill amortization, net of tax	3,406	5,605	5,593	1,370		4,223

Adjusted net income (loss)	$39,783	$46,513	$(3,110)	$2,170	$4,836	$(444)

(h)	Working capital, net is defined as current assets excluding cash and cash equivalents and assets held for sale minus current liabilities excluding short-term debt and the current portion of long-term debt.

(i)	EBITDA is net income before interest expense, income taxes, depreciation, amortization, results of equity investments and gain on insurance proceeds from involuntary conversion of assets and cumulative effect of a change in accounting principle. We present EBITDA and related credit statistics because we understand these data are used by some investors as a financial indicator of a company’s ability to service debt. EBITDA is not a substitute for profitability or liquidity measures such as net income or cash provided by operating activities that are determined in accordance with accounting principles generally accepted in the United States. While EBITDA is frequently used as a measure of operations and the ability to meet debt service requirements, it is not necessarily comparable to similarly titled captions of other companies due to potential inconsistencies in the method of calculation. EBITDA as presented in this prospectus is also different from EBITDA as calculated for the purposes of covenants in our credit facility.

(j)	Adjusted EBITDA is calculated as follows (in thousands):

						Twelve			Twelve
						months			months
				Three months		ended	Six months ended		ended
				ended March 31,		March 31,	June 30,		June 30,

	1999	2000	2001	2001	2002	2002	2001	2002	2002

EBITDA	$102,279	$142,414	$72,563	$22,632	$25,491	$75,422	$49,124	$52,381	$75,820
Adjustments:
Plus Ironton closing costs	18,499	—	—	—	—	—	—	—	—
Plus non-core asset writedown	—	7,476	—	—	—	—	—	—	—
Plus workforce reduction	—	2,086	—	—	—	—	—	—	—
Plus Alexander City closing costs	—	—	12,920	—	—	12,920	—	—	12,920
Plus Reynosa closing costs	—	—	610	610	—	—	610	—	—
Minus gain on sale of non-core asset	—	(22,300)	—	—	—	—	—	—	—

Total Adjustments	18,499	(12,738)	13,530	610	—	12,920	610	—	12,920

Adjusted EBITDA	$120,778	$129,676	$86,093	$23,242	$25,491	$88,342	$49,734	$52,381	$88,740

(k)	2000 and 2001 capital expenditures do not include expenditures of $3,389,000 and $34,414,000, respectively, incurred in connection with our New River foundry and our Neunkirchen facility which were covered by insurance. See note (d) above.

(l)	The unaudited pro forma financial information presented herein gives effect to the offering of the original notes and the application of approximately $169.0 million in net proceeds therefrom as described in “Use of Proceeds.”

(m)	For purposes of the ratio of earnings to fixed charges, “earnings” is the sum of: pre-tax income from continuing operations before adjustments for minority interests in consolidated subsidiaries or income or loss from equity investees; fixed charges; amortization of capitalized interest; distributed income of equity investees; and our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges; less: interest capitalized; preference security dividend requirements of consolidated subsidiaries and the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. “Fixed charges” is the sum of: interest expensed and capitalized; amortized premiums, discounts and capitalized expenses relating to indebtedness; an estimate of the interest within rental expense and preference securities dividend requirements of consolidated subsidiaries.

(n)	For the twelve months ended March 31, 2002, on a pro forma basis, fixed charges exceeded earnings by $16.9 million, resulting in a ratio of less than one. For the twelve months ended June 30, 2002, fixed charges exceeded earnings by $7.4 million, resulting in a ratio of less than one.

The Exchange Offer

Background of the Outstanding Notes	On June 13, 2002, we issued $175 million aggregate principal amount of our 9 3/4% Senior Notes due 2009 (the “outstanding notes”) to Deutsche Bank Securities, Banc of America Securities LLC, Scotia Capital, SunTrust Robinson Humphrey, Banc One Capital Markets, Inc., Comerica Securities and ABN AMRO Incorporated (the “initial purchasers”) in transactions not registered under the Securities Act of 1933 in reliance on exemptions from registration under that act. The initial purchasers then sold the outstanding notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act and outside the U.S. to persons in reliance on Regulation S under the Securities Act. Because they have been sold in reliance on exemptions from registration, the outstanding notes are subject to transfer restrictions. In connection with the issuance of the outstanding notes, we entered into a registration rights agreement with the initial purchasers in which we agreed to deliver to you this prospectus and to use our reasonable best efforts to complete the exchange offer or to file and cause to become effective a registration statement covering the resale of the outstanding notes.

The Exchange Offer	We are offering to issue up to $175 million aggregate principal amount of new 9 3/4% Senior Notes due 2009 (the “exchange notes”) in exchange for an identical aggregate principal amount of outstanding notes. Outstanding notes may be exchanged only in $1,000 increments. The terms of the exchange notes are identical in all material respects to the outstanding notes except that the exchange notes have been registered under the Securities Act. Because we have registered the exchange notes, the exchange notes will not be subject to transfer restrictions.

Resale of Exchange Notes	We will issue the exchange notes promptly after the expiration of the exchange offer. We believe you may offer, sell or otherwise transfer the exchange notes you receive in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act provided that:

• you acquire the exchange notes you receive in the exchange offer in the ordinary course of your business;

• you are not engaging in and do not intend to engage in a distribution of the exchange notes;

• you have no arrangement or understanding with any person to participate in the distribution of the exchange notes issued to you in the exchange offer; and

• you are not an “affiliate” of ours, as that term is defined in Rule 405 under the Securities Act.

Our belief is based upon interpretations by the staff of the SEC, as set forth in no-action letters to third parties unrelated to us. The staff has not considered the exchange offer in the context of a no-action letter and we cannot assure you that the staff would make a similar determination with respect to this exchange offer. If you do not meet the conditions described above (or if our belief is inaccurate), you may incur liability under the Securities Act if you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act. We do not assume or indemnify you against that liability.

Each broker-dealer receiving exchange notes in the exchange offer for its own account in exchange for outstanding notes acquired by the broker-dealer as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes. A broker-dealer may use this prospectus for an offer to resell, a resale or other transfer of the exchange notes issued to it in the exchange offer. See “Plan of Distribution.”

Expiration Date	5:00 p.m., New York City time, on September 20, 2002, unless we extend the exchange offer. It is possible that we will extend the exchange offer until all outstanding notes are tendered. You may withdraw outstanding notes you tendered at any time before 5:00 p.m., New York City time, on the expiration date. See “The Exchange Offer — Expiration Date; Extensions; Amendments.”

Withdrawal Rights	You may withdraw outstanding notes you tendered by furnishing a notice of withdrawal to the exchange agent or by complying with the applicable procedures of The Depository Trust Company’s (DTC) Automated Tender Offer Program (ATOP) system at any time before 5:00 p.m., New York City time, on the expiration date. See “The Exchange Offer — Withdrawal of Tenders.”

Accrued Interest on the Exchange Notes and the Outstanding Notes	The exchange notes will bear interest from June 13, 2002 or, if later, from the most recent date of payment of interest on the outstanding notes.

Conditions to the Exchange Offer	The exchange offer is subject only to the following conditions:

• the compliance of the exchange offer with securities laws;

• the proper tender of the outstanding notes;

• the representation by the holders of the outstanding notes of the matters set forth below; and

• no judicial or administrative proceeding shall have been threatened that would limit us from proceeding with the exchange offer.

Representations and Warranties	By participating in the exchange offer, you represent to us that, among other things:

• you will acquire the exchange notes you receive in the exchange offer in the ordinary course of your business;

• you are not engaging in and do not intend to engage in a distribution of the exchange notes;

• you have no arrangement or understanding with any person to participate in the distribution of the exchange notes issued to you in the exchange offer;

• if you are a broker-dealer, that you acquired the outstanding notes as a result of market-making or other trading activities; and

• you are not an affiliate of ours or, if you are an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

Procedures for Tendering Outstanding Notes Held in the Form of Book-Entry Interests	The outstanding notes were issued as global securities in fully registered form without coupons. Beneficial interests in the outstanding notes that are held by direct or indirect participants in DTC are shown on, and transfers of the outstanding notes can be made only through, records maintained in book-entry form by DTC with respect to its participants.

If you are a holder of an outstanding note held in the form of a book-entry interest and you wish to tender your outstanding note for exchange pursuant to the exchange offer, you must send the exchange agent either:

• a properly completed and validly executed letter of transmittal; or

• a computer-generated message transmitted by means of DTC’s ATOP system that, when received by the exchange agent, will form a part of a confirmation of book-entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal.

The exchange agent must also receive prior to the expiration of the exchange offer either:

• a timely confirmation of book-entry transfer of your outstanding notes into the exchange agent’s account at DTC; or

• the documents necessary for compliance with the guaranteed delivery procedures described below.

For more information, see “The Exchange Offer — Procedures for Tendering.”

Procedures for Tendering Certificated Outstanding Notes	If you are a holder of book-entry interests in the outstanding notes, you are entitled to receive, in limited circumstances, in exchange for your book-entry interests, certificated notes that are in equal principal amounts to your book-entry interests. See “Book-Entry, Delivery and Form.” No certificated notes are issued and outstanding as of the date of this prospectus. If you acquire certificated outstanding notes before the expiration of the exchange offer, you must tender your certificated outstanding notes in accordance with the procedures described in this prospectus under the heading

“The Exchange Offer — Procedures for Tendering — Outstanding Notes Held in Certificated Form.”

Tenders by Beneficial Owners	If you are a beneficial owner whose outstanding notes are registered in the name of the broker, dealer, commercial bank, trust or other nominee and wish to tender those outstanding notes in the exchange offer, please contact the registered holder as soon as possible and instruct them to tender on your behalf and comply with the instructions in this prospectus.

Guaranteed Delivery Procedures	If you are unable to comply with the procedures for tendering, you may tender your outstanding notes according to the guaranteed delivery procedures described in this prospectus under the heading “The Exchange Offer — Procedures for Tendering — Guaranteed Delivery Procedures.”

Acceptance of Outstanding Notes and Delivery of Exchange Notes	If the conditions described under “The Exchange Offer — Conditions” are satisfied, we will accept for exchange any and all outstanding notes that are properly tendered before the expiration date. If we close the exchange offer, the exchange notes will be delivered promptly following the expiration date. Otherwise, we will promptly return any outstanding notes tendered.

Federal Income Tax Considerations	See “Federal Income Tax Considerations” for a discussion of U.S. federal income tax considerations you should consider before tendering outstanding notes in the exchange offer.

Consequences of Failure to Exchange	If you do not participate in the exchange offer, upon completion of the exchange offer, the liquidity of the market for your outstanding notes could be adversely affected. See “The Exchange Offer — Participation in the Exchange Offer; Untendered Notes.”

Exchange Agent	U.S. Bank National Association is serving as exchange agent for the exchange offer. The address of the exchange agent is listed under “The Exchange Offer — Exchange Agent.”

The Exchange Notes

      The form and terms of the exchange notes to be issued in the exchange offer are the same as the form and terms of the outstanding notes except that the exchange notes will be registered under the Securities Act and, accordingly, will not bear legends restricting their transfer. The exchange notes issued in the exchange offer will evidence the same debt as the outstanding notes, and both the outstanding notes and the exchange notes are governed by the same indenture.

      The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Notes” section of this prospectus contains a more detailed description of the terms and conditions of the exchange notes.

Issuer	INTERMET Corporation

Securities Offered	$175,000,000 principal amount of 9 3/4% Senior Notes due 2009.

Maturity	June 15, 2009.

Interest Rate	9 3/4% per year (calculated using a 360-day year).

Interest Payment Dates	June 15 and December 15, beginning on December 15, 2002. Interest will accrue from June 13, 2002 or, if later, from the most recent date of payment of interest on the outstanding notes.

Ranking	The notes are our senior unsecured obligations and will rank equally with our existing and future unsecured senior debt and senior to any future subordinated debt. The guarantees by substantially all of our domestic subsidiaries rank equally with the existing and future senior unsecured debt of those subsidiaries. The notes are effectively subordinated to any of our secured debt and any debt and other liabilities of our subsidiaries that are not guarantors. The guarantees are effectively subordinated to any of our or the guarantors’ secured debt. As of March 31, 2002, on a pro forma basis as if the private offering of the original notes had occurred on that date and giving effect to the application of the proceeds from that offering, we and the guarantors would have had approximately $157.2 million of secured debt outstanding and approximately $135.3 million of unused commitments, net of outstanding letters of credit, under our revolving credit facility which would be secured debt. In addition, our non-guarantor subsidiaries had approximately $0.4 million of debt outstanding as of March 31, 2002.

Guarantees	Substantially all of our domestic subsidiaries have guaranteed the notes on a senior unsecured basis.

Optional Redemption	Except as described below, we cannot redeem the notes until June 15, 2006. Thereafter, we may redeem some or all of the notes at the redemption prices listed in the “Description of the Notes — Optional Redemption.”

Optional Redemption After Public Equity Offerings	At any time (which may be more than once) before June 15, 2005, we may redeem up to 35% of the aggregate principal amount of notes issued with money that we raise in one or more public equity offerings, as long as:

• we pay 109.75% of the face amount of the notes, plus accrued interest; and

• we redeem the notes within 90 days of completing the public equity offering.

Change of Control Offer	If a change in control of INTERMET occurs, holders of the notes will have the opportunity to sell us their notes at 101% of their face amount, plus accrued interest.

Asset Sale Proceeds	If we or our subsidiaries engage in asset sales, we generally must either invest the net cash proceeds from such sales in new assets within a period of time, prepay senior debt or make an offer to purchase a principal amount of the notes equal to the excess net cash proceeds. The purchase price of the notes will be 100% of their principal amount, plus accrued interest.

Certain Indenture Provisions	The indenture governing the notes contains covenants limiting our (and most or all of our subsidiaries’) ability to, among other things:

• incur additional debt;

• make restricted payments (including paying dividends on, redeeming or repurchasing our capital stock);

• dispose of our assets;

• grant liens on our assets;

• enter into restrictions affecting the ability of our subsidiaries to make distributions, loans or advances to us;

• engage in transactions with affiliates; and

• merge or consolidate or transfer all or substantially all of our assets.

These covenants are subject to a number of important limitations and exceptions.

Use of Proceeds	We will not receive any proceeds upon completion of the exchange offer.

Risk Factors	Investing in the notes involves substantial risks. See “Risk Factors” for a description of risks you should consider before investing in the notes.

RISK FACTORS

      An investment in the notes entails a high degree of risk. There are a number of factors, including those specified below, which may adversely affect our ability to make payments on the notes. You could lose a substantial portion or all of your investment in the notes. The risk factors described below are not necessarily exhaustive. We encourage you to perform your own investigation with respect to the notes and the Company before you purchase notes.

Risks Related to The Notes

Our substantial debt could adversely affect our financial health and prevent us from making payments on the notes.

      We have, and after this offering will continue to have, a substantial amount of debt. As of March 31, 2002, giving effect to the private offering of the original notes as if it occurred on that date, we would have had approximately $332.2 million of debt.

      Our substantial debt could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to obtain additional financing for future working capital, capital expenditures and other general corporate purposes;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow for operations and other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	make it more difficult for us to comply with the financial covenants required by our senior credit facilities.

      In addition, under the terms of the indenture governing the notes, we are permitted to incur substantial additional debt in the future. If new debt is added to our current debt levels, these related risks could increase.

      Our ability to make scheduled payments or to refinance our obligations with respect to our debt will depend on our financial and operating performance, which, in turn, is subject to prevailing economic conditions and to certain financial, business and other factors beyond our control. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay scheduled capital expenditures, sell material assets or operations, obtain additional capital or restructure our debt. We cannot assure you that our operating performance, cash flow and capital resources will be sufficient for payment of our debt in the future. In the event that we are required to dispose of material assets or operations or restructure our debt to meet our debt service and other obligations, we cannot assure you as to the terms of any such transaction or how soon any such transaction could be completed. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

The notes and guarantees are effectively subordinated to liabilities of our non-guarantor subsidiaries and our secured indebtedness.

      The notes will not be secured. If we become insolvent or are liquidated, or if payment under our revolving credit facility or any of our other secured debt obligations is accelerated, our lenders would be entitled to exercise the remedies available to a secured lender under applicable law and will have a claim on those assets before the holders of the notes. As a result, the notes are effectively subordinated to our secured indebtedness to the extent of the value of the assets securing that indebtedness and the holders of the notes would in all likelihood recover ratably less than the lenders of our secured debt in the event of our bankruptcy or liquidation. In addition, the guarantees will be effectively subordinated to any of our or the guarantors’ secured debt. As of March 31, 2002, on a pro forma basis as if the private offering of the original notes had occurred on that date and proceeds of that private offering were applied as described in “Use of Proceeds,” we and the guarantors would have had approximately $157.2 million of secured debt outstanding and approximately $135.3 million of unused commitments, net of outstanding letters of credit, under our credit facility. Some of our subsidiaries, including all of our foreign subsidiaries, will not be guarantors of the notes. The notes will also be effectively subordinated to any debt and other liabilities of our subsidiaries that are not guarantors. Our non-guarantor subsidiaries had approximately $0.4 million of debt outstanding as of March 31, 2002. Under the terms of the indenture covering the notes, we are permitted to incur additional secured debt.

The indenture governing the notes contains various covenants limiting the discretion of our management in operating our business and could prevent us from engaging in some beneficial activities.

      The indenture governing the notes contains various restrictive covenants limiting our management’s discretion in operating our business. In particular, the indenture limits our ability to, among other things:

•	incur additional debt;

•	make restricted payments (including paying dividends on, redeeming or repurchasing our capital stock);

•	dispose of our assets;

•	grant liens on our assets;

•	enter into restrictions affecting the ability of our subsidiaries to make distributions, loans or advances to us;

•	engage in transactions with our affiliates; and

•	merge, consolidate or transfer all or substantially all of our assets.

      In addition, our need to remain in compliance with our covenants may restrict our flexibility in managing and making changes in our business.

      If we fail to comply with the restrictions of the indenture governing the notes or any other subsequent financing agreements, a default may allow the creditors to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. The lenders may be able to terminate any commitments they had made to supply us with additional funds.

     We may not be able to purchase your notes upon a change of control.

      Upon the occurrence of specified “change of control” events, we will be required to offer to purchase each holder’s outstanding notes at a price equal to 101% of their principal amount plus accrued and unpaid interest. Despite this obligation, we might not have sufficient funds to purchase all of the notes that holders tender to us upon a change of control offer. The occurrence of a change of control could also constitute an event of default under our revolving credit facility or any future credit facilities. Our bank lenders might also have the right to prohibit any such purchase or redemption, in which case we would be in default on the notes. See “Description of the Notes — Change of Control.”

     An active trading market may not develop for the notes.

      The notes are new securities for which there is no established market. Although the initial purchasers have informed us that they currently intend to make a market in the notes, they are not obligated to do so and any market-making may be discontinued at any time without notice. Accordingly, we cannot assure you as to the development or liquidity of any market for the notes.

      The liquidity of, and trading market for the notes may also be adversely affected by general declines in the market for similar securities. A general market decline may adversely affect the liquidity of, and trading market for, the notes, independent of our prospects or financial performance.

     The guarantees may not be enforceable because of fraudulent conveyance laws.

      The incurrence of the guarantees by our subsidiary guarantors may be subject to review under U.S. federal bankruptcy law or relevant state fraudulent conveyance laws if a bankruptcy case or lawsuit is commenced by or on behalf of the guarantors’ unpaid creditors. Under these laws, if a court were to find that, at the time the guarantee is incurred, the guarantor:

•	incurred the guarantee with the intent of hindering, delaying or defrauding current or future creditors; or

•	received less than reasonably equivalent value or fair consideration for incurring the guarantee, and the guarantor:

•	was insolvent or was rendered insolvent;

•	was engaged, or about to engage, in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay as the debts matured (as all of the foregoing terms are defined in or interpreted under the relevant fraudulent conveyance statutes);

then that court could set aside the guarantee or subordinate the amounts owing under the guarantee to the guarantor’s presently existing or future debt or take other actions detrimental to you. It may be asserted that the guarantors incurred their guarantees for our benefit and they incurred the obligations under the guarantees for less than reasonably equivalent value or fair consideration.

      The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of jurisdiction that is being applied in a proceeding. Generally, a company would be considered insolvent if, at the time it incurred the debt or issued the guarantee, either:

•	the sum of its debts (including contingent liabilities) is greater than its assets, at fair valuation, or

•	the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities (including contingent liabilities) as they become absolute and matured.

      If a guarantee is set aside as a fraudulent conveyance or found to be unenforceable for any reason, you will not have a claim against that obligor and will only be a creditor of INTERMET Corporation and those guarantors whose obligations were not set aside.

Risk Factors Related to Our Business

Our business is cyclical. Downturns in the light vehicle market could reduce the sales and profitability of our business.

      The demand for our products is largely dependent on the domestic and foreign production of light vehicles. The markets for our products have historically been cyclical because new vehicle demand is dependent on, among other things, consumer spending and is tied closely to the overall strength of the economy. Because our products are used principally in the production of light vehicles, our sales and results of operations are dependent on the general state of the economy and other factors that affect this market. Declines in light vehicle production could adversely impact our results of operations and financial condition, as has occurred during past production cuts by the three largest domestic automakers. Within the light vehicle market, in 2001, approximately 80% of our net sales were made to the North American light vehicle market, comprised of 48% for light trucks and 32% for passenger cars.

     The loss of any of our major customers could adversely affect our future revenues.

      We are dependent on a small number of customers for a significant percentage of our net sales. In 2001, DaimlerChrysler, Ford Motor Company, Delphi Corporation, General Motors Corporation and Visteon Corporation accounted for 22%, 11%, 10%, 6% and 6%, respectively, of our net sales. The loss of any significant portion of our sales to these customers or any other significant customers could have a material adverse effect on us. Further deterioration of the market share held by the three largest domestic automakers could also impact our revenues. In addition, production cuts at Ford and GM could adversely impact our sales to Tier 1 suppliers to Ford and GM, such as Visteon and Delphi. The contracts we have entered into with most of our customers provide for supplying the customers’ annual requirements against a blanket purchase order, rather than for manufacturing a specific quantity of products. Most of these purchase orders are terminable at will by the customers. Therefore, the loss of a contract or a significant decrease in demand for certain key models or group of related models sold by any of our major customers could have a material adverse effect on us. We also compete to supply products for successor models and are subject to the risk that the customer will not select us to produce products on successor models.

Cost pressures affecting vehicle suppliers and consolidation among suppliers could make it more difficult for us to compete favorably in our competitive industry.

      Since the early 1980s suppliers to OEMs have undergone significant consolidation as OEMs have sought to lower costs, improve quality and increasingly purchase complete systems and modules rather than separate components. As a result of the cost focus of OEMs we have been required to reduce prices, both to the OEMs and to our automotive-supplier customers who have agreed to price concessions with the OEMs. Because of these competitive pressures, we cannot assure you that we will be able to increase or maintain gross margins on product sales to OEMs or their suppliers. Furthermore, the trend toward consolidation among automotive parts suppliers is resulting in fewer, larger suppliers which benefit from purchasing and distribution economies of scale. If we cannot achieve sufficient cost savings to compete favorably in the future with these larger, consolidated companies, our business could be adversely affected.

      The automotive component supply industry is highly competitive. Some of our competitors are companies, or divisions or subsidiaries of companies, that are larger and have greater financial and other resources than we do. In addition, with respect to certain of our products, some of our competitors are divisions of our OEM customers. We cannot assure you that our products will be able to compete successfully with the products of these other companies.

We are required to plan our capacity far into the future and our success depends on having available capacity and effectively using it.

      We principally compete for new business both at the beginning of the development of new models and upon the redesign of existing vehicle models. New model development generally begins two to five years prior to the marketing of such models to the public, and existing business generally lasts for the model life cycle. Nevertheless, customers may move business to other suppliers or ask for additional price reductions during a model life cycle. The long development and sales cycle of new and redesigned models, combined with the specialized nature of many of our facilities and the resulting difficulty in shifting work from one foundry or plant to another, could result in variances in capacity utilization. In order to meet our customers’ requirements, we may be required to supply our customers regardless of cost and consequently suffer an adverse impact to operating profit margins. This may involve shifting work among our available facilities. In addition, we frequently implement new technologies and manufacturing processes when launching new products. In the past, we have experienced product launch difficulties. No assurances can be given that we will not encounter product launch difficulties when implementing new technologies in future product launches or in shifting production among our facilities.

     We are subject to certain risks associated with our foreign operations.

      We have significant operations in western Europe. Certain risks are inherent in international operations, including:

•	the difficulty of enforcing agreements and collecting receivables through certain foreign legal systems;

•	foreign customers may have longer payment cycles than customers in the U.S.;

•	tax rates in certain foreign countries may exceed those in the U.S., and foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions;

•	general economic and political conditions in countries where we operate may have adverse effects on our operations in those countries;

•	the difficulties associated with managing a large organization spread throughout various countries; and

•	required compliance with a variety of foreign laws and regulations.

      As we continue to expand our business globally, our success will depend, in part, on our ability to anticipate and effectively manage these and other risks. We cannot assure you that these and other factors will not have a material adverse effect on our international operations or our business as a whole. In addition, we generate a significant portion of our revenues and incur a significant portion of our expenses in currencies other than the U.S. dollar, primarily the Euro. To the extent that we are unable to match revenues received in foreign currencies with costs paid in the same currency, exchange rate fluctuations in any such currency could have adverse effects on our financial results. The weakening of European currencies in relation to the U.S. dollar had a negative impact on our revenues in 2001.

     We may be adversely impacted by work stoppages and other labor matters.

      As of March 31, 2002, approximately 54% of our employees were unionized. Our current collective bargaining agreements have expiration dates ranging from 2003 to 2005. One contract expired in 2000 and has automatically renewed on a year-to-year basis. In the past, we experienced labor difficulties at our Ironton plant, which has been closed. If our unionized workers were to engage in a strike, work stoppage or other slowdown in the future, we could experience a significant disruption of our operations which could have a material adverse effect on us.

      In addition, many OEMs and their suppliers have unionized work forces. Work stoppages or slowdowns experienced by OEMs or their suppliers could result in slowdowns or closures of assembly plants where our products are included in assembled vehicles. In the event that one or more of our customers experiences a material work stoppage, such work stoppage could have a material adverse effect on our business.

     Our business is subject to environmental regulations and related liabilities.

      We are subject to federal, state, local and foreign environmental laws and regulations concerning, among other things, air emissions, effluent discharges, storage treatment and disposal of hazardous materials and remediation of contaminated soil and groundwater. At some of our industrial sites hazardous materials have been managed for many years. Consequently, we are subject to various environmental laws that impose compliance obligations and can create liability for historical releases of hazardous substances. It is likely that we will be subject to increasingly stringent environmental standards in the future (including Maximum Achievable Control Technology standards for our industry and other requirements under the Clean Air Act Amendments of 1990, stormwater permit programs and toxic use reduction programs) and that we will be required to make additional expenditures, which could be significant, relating to environmental matters on an ongoing basis. As described below in “Business — Environmental Matters,” we may be required to incur significant costs to bring our Radford foundry into compliance with applicable clean air regulations, and to implement corrective action for any contamination of soil and groundwater.

      We have current and former operating entities that are potentially responsible for cleanup of known sites, including third-party owned sites, as well as sites that are currently or formerly owned by us or our subsidiaries. In addition, there can be no assurance that we will be able to comply with all environmental laws and regulations in the future or that the costs and expenses thereof or resulting from any non-compliance would not have a material adverse effect on us. See “Business — Environmental Matters” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

      Where appropriate, we have recorded reserves for sites we know may require remediation. Nevertheless, these reserves may not be adequate to cover the ultimate cost of remedial measures required by environmental authorities and the cost of any future claims. In addition, we could in the future incur costs for currently unknown conditions.

     We may incur material product liability or product recall costs.

      Currently, product liability and product recall claims are not material to our financial condition. We are subject to the risk of exposure to product liability and product recall claims, however, in the event that the failure of any of our products results in personal injury or death, or does not conform to specifications. In addition, if any of our products prove to be defective, we may be required to participate in government-imposed or OEM-instituted recalls involving such products. We do not maintain insurance against product recall claims. A successful product liability or product recall claim brought against us could have a material adverse effect on us.

We must implement and sustain a competitive technological advantage in producing our products to compete effectively.

      Our products and production processes are subject to changing technology. Our success will depend on our ability to continue to meet customers’ changing specifications with respect to quality, service, price, timely delivery and technological innovation by implementing and sustaining competitive technological advances. Our business may, therefore, require significant ongoing and recurring additional capital expenditures and investments in research and development. We cannot assure you that we will be able to achieve the technological advances or introduce new products and production processes that may be necessary to remain competitive. Our inability to continuously improve existing products and production processes and to achieve technological advances could have a material adverse effect on us.

     Our business involves risks associated with complex manufacturing processes.

      Our business involves complex manufacturing processes. Some of these processes involve high pressures, hot metal and other materials and equipment that present certain safety risks to workers employed at our manufacturing facilities. Although we employ safety procedures in the design and operation of our facilities, the potential exists for accidents involving death or serious injury, and we have in fact experienced an explosion at one plant and a fire at another facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Impact of Insurance Proceeds in 2001 and 2000.” The potential liability resulting from any such accident, to the extent not covered by insurance, could have a material adverse effect on our business. See “Business — Legal Proceedings.” Furthermore, our insurance deductibles are high. In addition, any disruption of operations at any of our facilities could adversely affect our ability to deliver product to our customers on a timely basis and to retain our current business.

     We depend on the availability and affordability of raw materials.

      We require substantial amounts of raw materials, including energy, and substantially all raw materials we require are purchased from outside sources. The availability and prices of raw materials and energy may be subject to curtailment or change due to new laws or regulations, suppliers’ allocations to other purchasers, interruptions in production by suppliers, changes in exchange rates and worldwide price levels. Any change in the supply of, or price for, these raw materials or energy could materially affect our operating results. Although we have contractual arrangements with many of our customers that permit us to increase our prices in response to increased raw material costs (excluding energy), in times of rapidly rising raw material prices the adjustments will lag the current market price. We do not have contractual arrangements that permit us to increase our prices in response to rising energy costs.

     We rely on key management.

      Our success will depend, in part, on the efforts of our executive officers and other key employees. In addition, the market for qualified personnel is competitive and our future success will depend on our ability to continue to attract and retain these personnel. We do not have “key man” life insurance on any of our employees. The loss of the services of any of our key employees or the failure to attract or retain employees could have a material adverse effect on us due to disruptions in leadership and business relationships.

USE OF PROCEEDS

      We will not receive any cash proceeds from the issuance of the exchange notes under the exchange offer. The outstanding notes surrendered in the exchange will be retired and canceled and cannot be reissued. Accordingly, the issuance of the notes under the exchange offer will not result in any change in our indebtedness.

      The net proceeds to us from the private offering of the outstanding notes, after deducting initial purchaser discounts and commissions and expenses of the offering, were approximately $169.0 million. We used the net proceeds from the private offering to retire our term loan in the amount of $161.75 million, plus accrued interest, and used the remaining net proceeds to reduce the outstanding balance on our revolving credit facility. At the time of repayment, our term loan and our revolving credit facility each bore interest at a variable rate per annum equal to LIBOR plus 3.25%. As of March 31, 2002, the rate was approximately 5.2%.

CAPITALIZATION

      The following table sets forth the cash and cash equivalents and our consolidated capitalization as of March 31, 2002 on an actual basis and as adjusted to give effect to the offering of the original notes and the application of the net proceeds of that offering. You should read this table in conjunction with our consolidated financial statements and the related notes to the consolidated financial statements included in this prospectus and incorporated by reference herein. See “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Other Indebtedness.”

	As of March 31, 2002

	Actual	As Adjusted

	(in thousands)
Cash and cash equivalents	$2,508	$2,508

Debt:
Revolving credit facility(1)	$121,500	$114,250
Existing term loan(1)	161,750	—
Industrial development bonds	40,550	40,550
Capitalized leases and other debt	2,391	2,391
Senior notes offered hereby	—	175,000

Total debt	326,191	332,191
Total shareholders’ equity	256,022	255,251

Total capitalization	$582,213	$587,442

(1)	We applied the net proceeds of the private offering of the original notes to repay the outstanding balance under our term loan and a portion of our revolving credit facility. See “Use of Proceeds.” The outstanding balance under the revolving credit facility was higher at the closing of the offering of the original notes than as presented on an as adjusted basis as of March 31, 2002.

SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

      The following table summarizes our selected consolidated historical and pro forma financial data and operating data, which you should read in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus and incorporated by reference herein. The selected consolidated financial and other data as of and for each of the years in the five-year period ended December 31, 2001 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data as of and for the three months ended March 31, 2001 and 2002 and the twelve months ended March 31, 2002 have been derived from our unaudited financial statements and, in our opinion, reflect all adjustments necessary to present fairly the data for such periods. Interim results for the three months ended March 31, 2002 are not necessarily indicative of results that can be expected in future periods. The unaudited pro forma financial data gives effect to the offering of the notes and use of proceeds from the offering; see “Use of Proceeds.” All amounts are presented in thousands, except ratios.

														Twelve
										Three months				months
	Years ended December 31,									ended March 31,				ended
														March 31,
	1997		1998(a)		1999(b)(c)		2000(c)(d)(e)		2001(c)(f)	2001(c)(f)(g)		2002		2002(c)(f)

										(unaudited)				(unaudited)
Operating Data:
Net Sales	$813,729		$841,598		$956,832		$1,038,844		$843,173	$223,732		$206,096		$825,537
Cost of sales	706,771		730,857		834,545		913,262		781,650	206,387		185,577		760,840

Gross profit	106,958		110,741		122,287		125,582		61,523	17,345		20,519		64,697
Selling, general and administrative	31,760		35,092		41,627		44,899		35,505	9,449		8,060		34,116
Other operating (income) expenses	—		—		18,499		(8,009)		13,427	(115)		(59)		13,483

Operating income	75,198		75,649		62,161		88,692		12,591	8,011		12,518		17,098
Interest expense, net	(11,850)		(11,075)		(14,905)		(39,261)		(31,025)	(7,915)		(6,354)		(29,464)
Other, net	(1,959)		614		1,197		27,668		4,431	1,848		546		3,129

Income (loss) before income taxes	61,389		65,188		48,453		77,099		(14,003)	1,944		6,710		(9,237)
Income tax expense (benefit)	21,376		24,199		12,076		36,191		(5,300)	1,144		2,355		(4,089)

Net income (loss) before cumulative effect of a change in accounting principle	—		—		36,377		40,908		(8,703)	800		4,355		(5,148)
Cumulative effect of a change in accounting principle, net of tax	—		—		—		—		—	—		481		481

Net income (loss)(h)	$40,013		$40,989		$36,377		$40,908		$(8,703)	$800		$4,836		$(4,667)

Balance Sheet Data:
Cash and cash equivalents	$7,022		$5,848		$3,416		$19,737		$13,866	$87,181		$2,508		$2,508
Working capital, net(i)	53,039		50,455		99,036		74,655		73,277	100,513		56,374		56,374
Total assets	539,446		584,015		957,292		918,796		843,333	978,912		807,742		807,742
Total debt	186,920		164,101		455,040		399,166		363,422	492,418		326,191		326,191
Total shareholders’ equity	175,428		217,005		242,377		279,410		253,280	279,087		256,022		256,022
Other Data:
EBITDA(j)	$111,529		$111,492		$102,279		$142,414		$72,563	$22,632		$25,491		$75,422
Adjusted EBITDA(k)	111,529		111,492		120,778		129,676		86,093	23,242		25,491		88,342
Cash provided by operating activities	62,815		96,445		70,259		69,355		71,594	(13,528)		28,991		114,113
Capital expenditures(l)	(40,585)		(49,496)		(78,743)		(57,747)		(36,368)	(12,760)		(1,595)		(25,203)
Depreciation and amortization	36,331		35,843		40,118		53,722		59,972	14,621		12,973		58,324
Ratio of earnings to fixed charges(m)	6.21	x	6.80	x	4.16	x	2.80	x	— (n)	1.15	x	2.04	x	—	(n)
Unaudited Pro Forma Data(o):
Interest expense, net														$35,832
Ratio of total debt to Adjusted EBITDA														3.76	x
Ratio of Adjusted EBITDA to interest expense														2.47	x
Ratio of earnings to fixed charges(m)														—	(p)

(a)	In the second quarter of 1998, we entered into our PortCast joint venture and we sold the operating assets of our subsidiary, Industrial Powder Coatings; in December 1998, we purchased the operating assets of Tool Products, Inc. and the outstanding shares of Vorpommersche Eisenwerke GmbH Ueckermünde, a ferrous foundry in eastern Germany.

(b)	In December 1999, we acquired Diversified Diemakers, Inc. and Ganton Technologies, Inc. See note 3 to the audited financial statements contained in this prospectus.

(c)	We recorded pre-tax asset impairment charges and/or shutdown costs of $18.5 million, $7.5 million and $13.5 million, in 1999, 2000 and 2001, respectively.

(d)	In March 2000, we experienced an explosion at our New River foundry. In May 2000, we experienced a fire at our Neunkirchen facility. See note 15 to the audited financial statements contained in this prospectus.

(e)	In October 2000, we sold our interest in Iowa Mold Tooling Co., Inc. for $53.9 million. The pre-tax gain of $22.3 million is included in “Other operating (income) expenses” in the audited consolidated statements of operations included in this prospectus. See note 3 to the audited financial statements included in this prospectus.

(f)	Shareholders’ equity in 2001 decreased not only by the current year loss but also by the increase in the minimum pension benefit liability, translation adjustment and derivative instrument adjustment, as presented in the audited consolidated statements of shareholders’ equity included in this prospectus.

(g)	The data provided for the three months ended March 31, 2001 for the 10-Q filed for that period vary from amounts previously reported on Form 10-Q. See note 13 to the audited financial statements contained in this prospectus for a reconciliation of the amounts given with those previously reported.

(h)	In January 2002, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 142. Under SFAS 142, goodwill is no longer subject to amortization. Prior to January 1, 2002, we included goodwill amortization in operating expenses in our income statements. See note 4 to the unaudited quarterly financial statements included in this prospectus. The unaudited pro forma consolidated net income as though SFAS 142 had been in effect as of January 1, 1997 is as follows (in thousands):

								Twelve
						Three months		months
	Years ended December 31,					ended March 31,		ended
								March 31,
	1997	1998	1999	2000	2001	2001	2002	2002

Reported net income (loss)	$40,013	$40,989	$36,377	$40,908	$(8,703)	$800	$4,836	$(4,667)
Add back: Goodwill amortization, net of tax	2,549	3,022	3,406	5,605	5,593	1,370		4,223

Adjusted net income (loss)	$42,562	$44,011	$39,783	$46,513	$(3,110)	$2,170	$4,836	$(444)

(i)	Working capital, net is defined as current assets excluding cash and cash equivalents and assets held for sale minus current liabilities excluding short-term debt and the current portion of long-term debt.

(j)	EBITDA is net income before interest expense, income taxes, depreciation, amortization, results of equity investments and gain on insurance proceeds from involuntary conversion of assets and cumulative effect of a change in accounting principle. We present EBITDA and related credit statistics because we understand these data are used by some investors as a financial indicator of a company’s ability to service debt. EBITDA is not a substitute for profitability or liquidity measures such as net income or cash provided by operating activities that are determined in accordance with accounting principles generally accepted in the United States. While EBITDA is frequently used as a measure of operations and the ability to meet debt service requirements, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. EBITDA as presented in this prospectus is also different from EBITDA as calculated for the purposes of covenants in our credit facility.

(k)	Adjusted EBITDA is calculated as follows (in thousands):

								Twelve			Twelve
						Three months		months	Six months		months
						ended March 31,		ended	ended June 30,		ended
								March 31,			June 30,
	1997	1998	1999	2000	2001	2001	2002	2002	2001	2002	2002

EBITDA	$111,529	$111,492	$102,279	$142,414	$72,563	$22,632	$25,491	$75,422	$49,124	$52,381	$75,820
Adjustments:
Plus Ironton shutdown		—	18,499		—	—	—	—	—	—	—
Plus non-core asset writedown	—	—	—	7,476	—	—	—	—	—	—	—
Plus workforce reduction	—	—	—	2,086	—	—	—	—	—	—	—
Plus Alexander City closing costs	—	—	—	—	12,920	—	—	12,920	—	—	12,920
Plus Reynosa closing costs	—	—	—	—	610	610	—	—	610	—	—
Minus gain on sale of non-core asset	—	—	—	(22,300)	—	—	—	—	—	—	—

Total Adjustments	—	—	18,499	(12,738)	13,530	610	—	12,920	610	—	12,920

Adjusted EBITDA	$111,529	$111,492	$120,778	$129,676	$86,093	$23,242	$25,491	$88,342	$49,734	$52,381	$88,740

(l)	2000 and 2001 capital expenditures do not include expenditures of $3,389,000 and $34,414,000, respectively, incurred in connection with our New River foundry and our Neunkirchen foundry which were covered by insurance. See note (d) above.

(m)	For purposes of the ratio of earnings to fixed charges, “earnings” is the sum of: pre-tax income from continuing operations before adjustments for minority interests in consolidated subsidiaries or income or loss from equity investees; fixed charges; amortization of capitalized interest; distributed income of equity investees; and our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges; less: interest capitalized; preference security dividend requirements of consolidated subsidiaries and the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. “Fixed charges” is the sum of: interest expensed and capitalized; amortized premiums, discounts and capitalized expenses relating to indebtedness; an estimate of the interest within rental expense and preference securities dividend requirements of consolidated subsidiaries.

(n)	For the twelve months ended March 31, 2002, and the year ended December 31, 2001, fixed charges exceeded earnings by $10.6 million and $15.9 million, respectively, resulting in a ratio of less than one. For the six months ended June 30, 2002, the ratio of earnings to fixed charges was 2.06. For the twelve months ended June 30, 2002, fixed charges exceeded earnings by $7.4 million, resulting in a ratio of less than one.

(o)	The unaudited pro forma financial information presented herein gives effect to the offering of the original notes and the application of approximately $169.0 million in net proceeds therefrom as described in “Use of Proceeds.”

(p)	For the twelve months ended March 31, 2002, on a pro forma basis, fixed charges exceeded earnings by $16.9 million, resulting in a ratio of less than one.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  Three Months Ended March 31, 2002 Compared to Three Months Ended March 31, 2001

      Sales for the first quarter of 2002 were $206.1 million, down $17.6 million from the first quarter of 2001. Sales for operations in place during both periods were down $7.0 million, or 3%. This decrease is almost entirely attributable to the decrease in sales of the domestic auto industry and its decreased production levels. Ferrous-metals segment sales were $133.6 million during the first quarter of 2002 compared to $141.1 million for the same period last year. This represents a decrease of $7.5 million or 5.3%. This decline was mainly caused by the lower North American vehicle production and, more significantly, the market share loss of the traditional “Big Three” automakers. Light-metals segment sales decreased $9.7 million, or 12.2%, for the three months ended March 31, 2002 as compared to the same period last year. This is also due to the closing of our Alexander City aluminum plant in December 2001 and the slowdown in automotive production versus a year ago.

      Domestic sales for the first quarter were $183.8 million, down from $198.2 million for the same period last year. This decrease of $14.4 million is largely explained by the closing of our Alexander City aluminum plant in December 2001 and the slowdown in the automobile industry. For operations in place both years, sales decreased $7.0 million, or 3%. European sales during the three months ended March 31, 2002 remained strong at $22.3 million. The effect of changes in the exchange rates on consolidated European sales was an unfavorable $1.5 million for the three-month period ended March 31, 2002, when compared using exchange rates for the same period in 2001.

      Gross profit for the quarters ended March 31, 2002 and 2001 were $20.5 million and $17.3 million, respectively. Gross profit as a percentage of sales for the three months ended March 31, 2002 and 2001 was 10.0% and 7.8%, respectively. Excluding the results of Alexander City which closed in December 2001, gross profit as a percentage of sales would have been 10% and 9.5%, respectively. Higher gross profit on lower sales is a direct reflection of an improved cost structure and improved fundamental earning power.

      Selling, general and administrative expenses were 4.0% of sales for the three months ended March 31, 2002 and 2001. Other operating expenses were $0.1 million lower in the current period due to a foreign exchange gain included in first quarter 2002, while a foreign exchange loss was included in the same period of 2001.

      Interest expense at $6.4 million is down $1.6 million from the previous year as a result of debt reduction.

      Other income of $0.5 million has decreased from the same period of 2001. The prior year other income included approximately $1.5 million of gain, net of related expenses, associated with the replacement of depreciated fixed assets with new fixed assets as a result of the insurable events at the Neunkirchen facilities.

      The effective income tax rate was 35.1% and 58.8% for the first quarter of 2002 and 2001, respectively. The effective rate in first quarter 2001 differs from the statutory rates as a result of the nondeductible goodwill the Company amortized related to various acquisitions INTERMET has completed.

      Dilutive earnings per share before the cumulative effect of a change in accounting principle associated with the adoption of SFAS 142 was $0.17 compared to $0.03 for the same period in 2001.

      Dilutive earnings per share after taking into consideration the cumulative effect of a change in accounting principle associated with the adoption of SFAS 142 was $0.19 for the three-month period ended March 31, 2002. See note 4 to the unaudited quarterly financial statements included in this prospectus for further information on the cumulative effect and pro forma effect to net income and related earnings per share information from the adoption of SFAS 142.

     2001 Compared to 2000

      For the year ended December 31, 2001, we had sales of $843 million compared to 2000 sales of $1,039 million, a decrease of $196 million or 18.9%. For operations continuing into 2001, sales were down

$145 million or 14.7%, reflecting primarily the lower North American light vehicle builds in 2001, down from 17.2 million in 2000 to 15.5 million in 2001 — a drop of 1.7 million vehicles or 9.9%. The total North American vehicle production, at 15.8 million, was lower than 2000 build rates of 17.7 million by 1.9 million, or 11%. Losses for the year were $8.7 million compared to net income of $40.9 million in 2000.

      This decrease in our profitability can be traced to several issues we faced during this last fiscal year. First, our decreased profitability is mainly a result of the reduction in light vehicle builds. Compounding this was the reduction in business that did not return to us in 2001 because of the explosion in March 2000 at our New River foundry. The 2000 accident not only resulted in a loss in sales during 2001, but also caused production issues at other plants as they tried to absorb capacity to keep all of our customers supplied after the New River explosion. We reduced our workforce over 25%, which caused some short-term inefficiencies as the workforce was redeployed in different positions. Lastly, foreign currency exchange rates had an unfavorable impact on our earnings of approximately $1.2 million when compared with the prior year.

      The North American light vehicle builds for 2001 were 15.5 million, propped up after September 11, 2001 by the zero-percentage financing programs offered by the American vehicle manufacturers. European light vehicle builds weakened in the fourth quarter.

      Sales for the ferrous metals segment were $526 million in 2001 compared with $634 million in 2000, a decrease of $108 million, or 17%. The main factors contributing to this decrease were the downturn in the economy and the business that was lost because of the explosion at our New River foundry.

      Sales in the light metals segment were $301 million. This is a decrease of $33 million, or 10% compared with 2000 levels. The decrease is mainly due to the slowdown in the economy and recession in the automotive industry. As had previously been announced, on December 21, 2001, we permanently closed our Alexander City, Alabama lost-foam aluminum plant and recognized pre-tax shutdown costs of $12.9 million, $11.7 million of which are non-cash charges. In 2001, we announced the shutdown of our Reynosa, Mexico machining operation (acquired with the Tool Products acquisition) and took a $0.6 million charge. Profitability in our light metals group, excluding the shutdown costs and goodwill amortization, increased $6.2 million on a pre-tax basis reflecting the impact of significant restructuring on our less capital-intensive segment.

      Sales for our domestic continuing operations were $753 million in 2001, down $140 million or 15.6% from 2000. This was due to inventory adjustments made at the American vehicle manufacturers in the early part of the year followed by a slumping economy and a further slowdown with the events of September 11, 2001. The year finished with a pick-up from the American vehicle manufacturers zero percent financing programs before moving into the December vacation shutdown period. In total, domestic sales were down $190 million after taking into account the sale of Iowa Mold Tooling Co., Inc. in 2000.

      Sales in our non-core businesses were down $54.5 million, or 77%, for the year. This decrease results mainly from the sale of Iowa Mold Tooling in 2000.

      European sales during 2001, in local currency, were 3% below the previous year level. The effect of changes in exchange rates on 2001 consolidated sales was an unfavorable $2.7 million, or 2.9%, when compared with European sales using exchange rates for 2000.

      Our gross profits for 2001 of $61.5 million were 7.3% of sales, down from the 2000 gross profit percentage of 12.1%. The lower demand from the weakening economy was a principal factor in our lower gross profit. The foundries are very capital intensive, resulting in a higher level of fixed costs in the operations than most manufacturing companies. We reacted to the downturn by reducing headcount and better utilizing our equipment. Sales generally do not uniformly reduce or increase across the Company, which would allow for more efficient production scheduling. Some of our plants were operating very near to breakeven, where a small change in sales has an almost similar change in cost. Consequently, these plants operated less efficiently than the year before, since they were not able to reduce their breakeven costs in line with the sales drop. One of our ferrous foundries continued to be adversely affected by the repositioning of product transferred from other foundries. These inefficiencies, combined with the lower overall volume at that foundry, caused this foundry to report losses around $8.6 million after tax.

      Selling, general and administrative expenses were down $9.4 million, and down slightly as a percent of sales at 3.5% from 2000 expenses at 3.7%. Goodwill amortization was about the same as 2000 at $6.3 million. In December, as part of the Alexander City plant closure, $1.9 million in goodwill was written off.

      Other operating expense (income) for 2001 is primarily composed of the plant shutdown charges for the Alexander City plant ($12.9 million) and the Reynosa, Mexico plant ($0.6 million).

      Net interest expense for the years ended December 31, 2001 and 2000 was $31.0 million and $39.3 million, respectively. This change was the result of a lower borrowing rate and lower debt levels in 2001. Interest expense capitalized was $1.1 million and $1.5 million in 2001 and 2000, respectively.

      Diluted earnings per share, excluding plant shutdowns, was close to breakeven. Diluted earnings per share including the plant shutdowns was a loss of $0.34.

      The effective income tax rate for 2001 was 37.8%. For information concerning the provision for income taxes, as well as information regarding differences between effective tax rates and statutory rates, see note 10 to the audited financial statements included in this prospectus.

     2000 Compared to 1999

      Sales in 2000 were $1,039 million compared to 1999 sales of $957 million, an increase of $82 million or 8.6%. Ferrous metals segment sales for 2000 were $634 million or 17.6% lower in 2000 than for 1999. The explosion of our foundry at New River, the fire at our Neunkirchen foundry, and closing of our Ironton foundry had a negative impact on 2000 sales results. The decrease in sales is largely explained by these three events.

      Sales in the light metals segment for 2000 were $334 million, an increase of $232 million over 1999 levels. This increase was mainly due to the acquisition of Ganton Technologies, Inc. and Diversified Diemakers, Inc. in December 1999, which have been successfully integrated into our core operations. Light metal sales year over year for operations in place during both years were $104 million in 2000 and $97 million in 1999, an increase of $7 million, or 7.3%.

      Sales in our non-core business were down about $14 million, or 16.2%, for the year. This decrease mainly results from the sale of Iowa Mold Tooling.

      Sales for our domestic operations were up 11.4% in 2000 from the prior year, inclusive of the events mentioned above. In 2000, North American light vehicle production was 17.2 million units and exceeded 15 million units for the seventh consecutive year.

      European sales during 2000, in local currency, approximated 1999 levels. Sales would have been up significantly over 1999 had it not been for the fire at our Neunkirchen foundry. However, 2000 was still a record-setting year for our European operations. This was due primarily to an increase in production and sales of light vehicles in Europe. The effect of changes in exchange rates on 2000 consolidated European sales was an unfavorable $15.0 million, or 13.6%, when compared with sales using exchange rates for 1999.

      Gross profit for 2000 of $126 million was 12.1% in 2000 versus 12.8% in 1999. This decrease in our profitability can be traced to several issues we faced during 2000. First, our decreased profitability was a result of the reduction in operations due to the explosion at the New River foundry and the fire at our Neunkirchen foundry. These accidents also caused production issues at other plants as they tried to absorb the lost capacity due to these two accidents. Further, operating issues at two locations were primarily responsible for the negative effect on gross profit in 2000. Our lost-foam operation had technical difficulties launching two new complex products, and our Columbus foundry, a ductile iron casting operation, had extraordinary high costs related to the launch of a ductile iron casting as well as serious equipment start-up problems.

      Selling, general and administrative expenses for 2000 were flat to the prior year and down slightly as a percent of sales at 3.7%, compared with 1999 expenses at 3.9%. Goodwill amortization in 2000 increased to $6.4 million from $4.2 million the prior year, as a result of the additional goodwill generated from the acquisition of Ganton Technologies and Diversified Diemakers in late 1999. In 2000, “Other operating

(income) expenses” were attributable to the gain on the sale of Iowa Mold Tooling, offset by the first quarter operating results from Ironton and the write-down of other non-core assets. In 1999, “Other operating (income) expenses” were primarily comprised of asset impairment and shutdown costs related to the shutdown of Ironton.

      Other income for 2000 is composed primarily of gains related to the replacement of assets at our New River and Neunkirchen foundries, net of the write-off for destroyed assets. Insurance proceeds covered the replacement costs of these assets.

      Interest expense for the years ended December 31, 2000 and 1999 was $39.2 million and $14.9 million, respectively. This change was a result of an increase in borrowings to purchase Ganton Technologies and Diversified Diemakers at the end of 1999, coupled with slightly higher interest rates for the period.

      Diluted earnings per share for 2000 were $1.61. Diluted earnings per share from operations, excluding the events, asset impairment, and shutdown costs mentioned above, would have been $1.10 for 2000.

      During 2000, we had various events impacting current operations and net income. On October 12, 2000, we sold our interest in Iowa Mold Tooling, resulting in a pre-tax gain of $22.3 million ($11.4 million net of taxes or $0.45 per diluted share). During 2000, we completed the shutdown of our Ironton foundry and incurred pre-tax loss of $6.1 million (net loss of $4.0 million or $0.16 per diluted share) during the first quarter. During the fourth quarter of 2000, we recorded a pre-tax workforce reduction charge of $2.1 million (net loss of $1.4 million or $0.05 per diluted share) and a loss in connection with the valuation of non-core assets of $7.5 million (net loss of $6.8 million or $0.27 per diluted share). Also in 2000, we had gains related to the replacement of assets as a result of the explosion at the New River foundry and the fire at the Neunkirchen foundry, both of which will be discussed further below. The pre-tax insurance gain, net of related costs, was $20.5 million (after-tax gain of $13.4 million or $0.53 gain per diluted share). The insurance gain was principally included in “other non-operating income and expense” on a pre-tax basis in the accompanying statements of operations, while the other one-time events impacting current operations and net income were included in “other operating expenses” on a pre-tax basis in the statements of operations included in this prospectus.

      The effective income tax rate for 2000, excluding the impact of the sale of non-core assets, was 43.9%. Sale of our investment in General Products and Iowa Mold Tooling caused the effective tax rate for the year to increase from 43.5% to 46.9%. During 1999, we implemented foreign tax strategies which, together with a change in German tax law, resulted in a decrease in the effective tax rate of approximately 18.6%. The effective tax rate for 1999 without the benefit of the foreign tax restructuring would also have been 43.5%. During 2000, we amortized $5.7 million in nondeductible goodwill, which also increased our effective tax rate. For information concerning the provision for income taxes as well as information regarding differences between effective tax rates and statutory rates, see note 10 to the audited financial statements included in this prospectus.

Liquidity and Capital Resources

     Material Changes for the First Quarter Ended March 31, 2002

      Through the first quarter of 2002, we generated cash from operations of $29.0 million while using $13.5 million for the same period last year. Depreciation and amortization expense was $13.0 million year to date, compared to $14.6 million for the same period in 2001. The $1.6 million decrease in depreciation and amortization is attributable to the adoption of SFAS 142 whereby goodwill is no longer amortized effective January 1, 2002. See note 4 to the unaudited quarterly financial statements included in this prospectus for further information on the effect of the adoption of SFAS 142. As compared to December 31, 2001, accounts receivable decreased $12.9 million while inventory decreased $5.3 million. The accounts receivable fluctuation is a result of accelerated collections at some of our major customers. Accounts payable and accrued taxes increased $1.0 million during the three months ended March 31, 2002, due primarily to higher company earnings. During the first three months we spent $1.6 million for the purchase of property, plant and equipment. Investing activities for the first three months of 2002 used cash of $1.4 million. Borrowings under our bank revolving credit facility decreased $27.2 million and the term loan decreased $10.0 million in the first three months of 2002. Additionally, we paid $1.0 million in dividends during the first three months of 2002. We had committed capital not yet spent of approximately $1.0 million as of March 31, 2002. We anticipate that the funds needed for the committed capital spending will come from operations.

      In addition, a new air emissions permit for our Radford, Virginia foundry issued by the Virginia Department of Environmental Quality requires that new air emission controls be installed and operational by June 14, 2003. Our best current estimates are that the cost of these new emission controls will be approximately $4.3 million. We are evaluating the future business prospects for the Radford foundry, including possible plant shutdown, in light of this required investment.

      At March 31, 2002, we had a secured revolving credit agreement with a bank group that provides for loans up to $300 million in the aggregate, and a secured term loan with a balance of $161.8 million. We had $326.2 million of debt outstanding at March 31, 2002. At March 31, 2002, $36 million was available to us under the most restrictive covenants of our credit agreements. All of our term loan is due in December of 2002. We intend to use the proceeds of this offering to retire the term loan and repay a portion of the revolving credit facility.

      Our debt agreements require us to maintain certain financial ratios. We were in compliance with our debt covenants as of March 31, 2002.

     Year Ended December 31, 2001

      During 2001, cash provided by operating activities was $71.6 million, as compared to $69.4 million in 2000. We were able to maintain strong cash flow from operations despite our loss during the year due to our increased focus on working capital management. Also included in 2001 was a non-recurring receipt of $30.6 million for insurance reimbursement.

      Non-cash charges from depreciation and amortization were $60.0 million. Our investing activities for 2001 used cash of $36.4 million for the purchase of fixed assets. Bank and other borrowings decreased $35.7 million from the end of 2000. In addition, we paid $3.2 million in dividends during 2001 ($0.04 per share per quarter). The third quarter dividend was paid in January 2002.

      Cash and cash equivalents decreased to $13.9 million at December 31, 2001 from $19.7 million at December 31, 2000 due in part to the timing of payments from significant customers and applying these funds at year-end to reduce debt.

      Outstanding funded debt decreased from $399.2 million at December 31, 2000 to $363.4 million at December 31, 2001. The decrease in debt was primarily from cash provided by operations. Our debt-to-capital ratio at 59% was level with the prior year due to lower debt levels being offset by a reduction in equity as described below. Shareholders’ equity decreased $26.1 million to $253.3 million at December 31, 2001. This change was due primarily to a $6.9 million pension adjustment, net losses of $8.7 million for the year, declared dividends of $4.1 million, $1.9 million for financial derivative adjustments and a translation adjustment of $4.3 million from our foreign operations.

      We, like many large manufacturing companies, have recurring costs related to environmental clean-up, pollution prevention measures and disposition of waste generated as part of ongoing operations. These costs totaled approximately $10.0 million each in years 2001 and 2000. Although we continue to take various steps to control environmental costs, they are expected to increase in the future. A portion of our capital expenditures is regularly incurred to prevent or monitor pollution, principally for ventilation and dust control equipment. Sales volume levels and available engineering resources, among other factors, will influence the actual amount of these capital expenditures.

      We also have current and former operating entities that are potentially responsible for cleanup of known environmental sites. These include third-party-owned sites, as well as sites that are currently owned, or formerly owned, by us or our subsidiaries. For known environmental sites, we, with the assistance of environmental engineers and consultants, have accrued $6.3 million to cover estimated future environmental expenditures. This amount includes a $3.4 million escrow account acquired as a part of the acquisition of Ganton Technologies in 1999 that is being used to fund the clean-up of an inactive property located in Addison, Illinois. There can be no assurance, however, that costs in excess of these accruals will not be incurred, or that unknown conditions will not be discovered that result in material expenditures by the Company for environmental matters.

      In addition to these recurring and anticipated expenditures, the 1990 amendments to the Federal Clean Air Act and regulations promulgated thereunder are expected to have a major impact on the compliance cost of many U.S. companies, including foundries of the type we own. Until Federal and state governments adopt final regulations, including Maximum Achievable Control Technology standards for our industry, implementing those amendments and until certain control measures under existing regulations are determined, it is not possible to estimate these costs.

      We also are a party to certain lawsuits and claims arising out of the conduct of our business, including those relating to commercial transactions, employment matters, product liability, environmental and safety and health matters. See “Business — Legal Proceedings.” We self-insure a significant portion of our health care and property and casualty insurance risks, but we purchase additional insurance for catastrophic losses. The events of September 11, 2001 caused extreme turmoil in the property and casualty insurance market. As a result, while we have insurance for catastrophic losses, our property deductible was increased to $10.0 million on November 1, 2001. A major property loss could have a significant impact on our operations.

      While the contingencies mentioned above are estimates of our future obligations and their ultimate impact on us is unknown, we do not believe that these contingencies will have a material adverse effect on our consolidated financial position, results of operations or cash flows. There is no assurance, however, that our activities will not give rise to actions by private parties or governmental agencies that could cause us to incur liability from damages, fines, penalties, operational shutdowns, damages, cleanup costs or other similar expenses.

      At December 31, 2001, we had commitments for the purchase of operating equipment of approximately $0.9 million, which we expect to fund through cash flow from operations. We have a secured revolving credit agreement with a bank group that provides for revolving loans of up to $300 million in the aggregate and a secured term loan with a balance of $171.8 million at December 31, 2002. We had $363.4 million of secured debt outstanding at December 31, 2001. All of the term loan is due in December 2002. A downturn in the economy would have negative effects on our financial ratios and thereby reduce bank financing availability. In addition, uncertainty in the capital markets or a decline in the creditworthiness of our receivables portfolio also could have a negative affect. We had committed and uncommitted bank credit facilities with unused borrowing capacity of $103.9 million at December 31, 2001. Our debt agreements require us to maintain certain financial ratios. We were in compliance with our covenants as of December 31, 2001.

      If our operations deteriorate and we are unable to obtain a waiver from our lenders, our debt will be in default with our lenders and our loans could be called. Due to cross-default provisions in a majority of our debt agreements, approximately 87% of our debt might be due if any of the debt is in default. We believe our results of operations will improve for the year ending December 31, 2002 and thereafter, assuming the automotive market and the economy do not worsen. Our expectations of future operating results, however, cannot be assured. If our projections of future operating results are not achieved and our debt is placed in default, we would experience material adverse effects on our financial condition and results of operations.

      We are not involved in any related party transactions in which we are, or the related party is, receiving any benefit, except for our transactions with PortCast-Fundicao Nodular, S.A. (our 50% Portuguese joint venture), in which we receive management and technical support fees.

Asset Impairment and Shutdown

      We permanently closed our Alexander City aluminum plant on December 21, 2001. These assets are in the process of being sold. Alexander City is included in the light metals segment of our business; see notes 2 and 4 to the audited financial statements included in this prospectus. This lost-foam aluminum plant was purchased in 1995 and had employed 117 people before its closing. Alexander City had significant operational difficulties with launches of very complex components in late 2000 through the first quarter of 2001, causing its two principal customers to question the viability of the facility. These customers began a re-sourcing process that became too difficult and expensive to be retracted once a turnaround at the plant had occurred. Alexander City had revenues of $39 million, $23 million and $15 million, and net losses of approximately $9.8 million, $10.9 million, and $1.7 million, for 2001, 2000 and 1999, respectively. The net loss of $9.8 million for 2001 includes charges for asset impairment and shutdown of $8.4 million after tax.

      The decision to close this plant was the principal reason we recorded a $11.7 million charge for impairment of assets and a $1.2 million charge for shutdown costs in the fourth quarter of 2001. All of the charges are included in “Other operating expenses” in the statements of operations included in this prospectus. The charge included a write-down of $9.8 million to fair market value for capital assets and inventories; site remediation and disposal costs of $0.7 million; goodwill of $1.9 million; provisions totaling $0.4 million for severance (for 18 salaried employees) and employee pay-related costs; and $0.1 million in legal costs. The accrual for shutdown costs of $1.2 million is included in “Accrued liabilities” in the balance sheet for December 31, 2001 included in this prospectus.

      In December 1999, we announced plans to permanently close our Ironton foundry. Ironton is included in the ferrous metals segment of the Reporting for Business Segments footnote. Ironton had revenues of $6 million and $57 million and net losses of approximately $4.4 million and $22.8 million for 2000 and 1999, respectively. Operations at the foundry continued through the first quarter of 2000 in order to fulfill customer needs. The results of current operations for 2000 have been classified within “Other operating expenses” on the statements of operations included in this prospectus. The foundry ceased operations at the end of the first quarter of 2000 and demolition was completed during the second quarter of 2001. The foundry utilized the proceeds from the sale of certain assets of $0.3 million and $4.5 million during 2001 and 2000, respectively, to fund the cost of demolishing the foundry. Also, during 2001 and 2000, $0.7 million and $1.4 million of the assets remaining at the foundry at December 31, 1999 were transferred to our other facilities.

      The decision to close the Ironton foundry was the principal reason for recording an $18.5 million charge for impairment of assets and shutdown costs in the fourth quarter of 1999, which was included in the accompanying statements of operations in 1999. The charge included a writedown of $10.7 million to fair value for capital assets; building demolition and remediation costs of $6.6 million; and provisions totaling $1.2 million for severance pay and employee benefits.

      During 2001 and 2000, we incurred $1.5 million and $5.2 million, respectively, related to Ironton for demolition and environmental remediation and $0.4 million and $1.0 million, respectively, for wages and benefits. These expenditures were accrued for at December 31, 1999. Also during 2000 we paid $1.0 million in severance and benefits relating to the 500 union employees at Ironton, which was not previously accrued.

      In December 2000, we recorded a charge in connection with a write-down of the value of certain assets of our non-core operations. The basis for the write-down was poor operating results from these non-core assets. In determining the amount of the necessary reserve, we utilized discounted future cash flows. Based on this evaluation we have decreased the carrying value of these assets by $7.5 million. This amount eliminated $5.7 million of goodwill and $1.8 million of fixed assets.

Impact of Insurance Proceeds in 2001 and 2000

      In the first half of 2000, we suffered two extensive losses: an explosion on March 5, 2000 at our New River foundry, which shut down operations at that facility until November 2000; and a fire at our Neunkirchen foundry in May 2000 that caused extensive damage, shutting down the foundry for two weeks. See note 15 to our audited financial statements included in this prospectus.

      The resulting business interruption and loss of fixed assets were covered under our insurance policies for the period. At December 31, 2000 approximately $10.4 million was recorded as deferred revenues and $16.0 million as accounts receivable. As of December 31, 2001 we had received final settlements totaling $133.8 million with our insurance carriers — $30.6 million in 2001 and $103.2 million in 2000.

      The settlement for these two losses has been recorded as follows:

•	For the year ended December 31, 2001, we recorded insurance recovery of approximately $13.4 million related to business interruption for a total over the two years of $41.7 million for the claims made in 2000 mentioned above. Business interruption recovery monies offset cost of sales.

•	We incurred accident-related expenses in total of $53.4 million, which were offset by insurance recovery within cost of sales — $7.8 million in 2001 and $45.6 million in 2000.

•	In total, we recorded approximately $37.6 million for the replacement of property, plant and equipment. Of this amount, $3.2 million and $26.5 million has been recorded as gains in “Other, net” in the statement of operations in 2001 and 2000, respectively, included in this prospectus.

•	At December 31, 2001, approximately $0.2 million remained as deferred revenue and $0.9 million as accrued costs. No monies were still receivable.

Quantitative and Qualitative Disclosures About Market Risks

      We have exposure to four types of market risk. The first is the risk of interest rate changes and how it impacts our current results. Second, we have risk with regard to foreign currency and its impact on our international operating results. Third, we have risk related to commodity pricing, which, based on current pricing trends, has been immaterial to us with the exception of energy costs. Our energy costs more than doubled during the last quarter of 2000 and continued at the higher cost level through the first half of 2001. Though we have seen a softening of these costs, the overall trend does represent a risk to our operating results. Last, we have consumer risk. We operate principally in the cyclical automotive industry. A weakening of the economy presents a risk to our operating results.

      Most of our debt is variable-rate debt. We have entered into an interest rate swap on $50 million of our variable rate debt to reduce the impact of a significant interest rate fluctuation. Nonetheless, a 1% change in interest rates on the debt not covered by swap agreements would have changed net income approximately $2.5 million, $2.8 million and $1.1 million for 2001, 2000 and 1999, respectively. This interest rate sensitivity analysis does not consider the effects of the reduced or increased level of overall economic activity that could result from a change in interest rates.

      Due to the size of our European operations, our earnings are also affected by fluctuations in the value of the U.S. dollar as compared to foreign currencies, predominately the Euro. A 5% change in the value of the dollar relative to the Euro (or the foreign currencies in which our sales were denominated prior to 2001) would have resulted in a change in net income of approximately $0.3 million, $0.7 million and $0.4 million for 2001, 2000 and 1999, respectively. This exchange rate sensitivity analysis does not factor in potential changes in sales levels or local currency sales prices.

Critical Accounting Policies

     Allowance For Doubtful Accounts

      We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of customer charge-backs or a specific customer’s inability to meet its financial obligations to us, we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. Unless active discussions/ negotiations with the specific customer are occurring, we record bad debt charges based on our past loss history and the length of time the receivables are past due. In those situations with active discussions, the amount of bad debt recognized is based on the status of the discussions. If circumstances change, our estimates of the recoverability of amounts due us could be reduced by a material amount.

     Valuation of Financial Instruments

      Cash and cash equivalents have a readily identified market value. For debt, we evaluate the year end market rates for similar debt instruments to assess fair value. We obtain the fair value of the interest rate swaps, as noted in note 14 to our audited consolidated financial statements included in this prospectus, from dealer quotes. These values represent the estimated amount we would receive or pay to terminate agreements taking into consideration current interest rates and the creditworthiness of the counter-parties.

     Deferred Tax Assets

      As of December 31, 2001, we had approximately $5.5 million of deferred tax assets, related principally to a foreign tax credit that expires in 2006, for which no valuation allowance has been recorded. We expect to fully realize these assets since we project both sufficient foreign source income and sufficient U.S. tax liabilities before their expiration. We also have additional net deferred tax assets of $13.8 million. The realization of these assets is based upon estimates of future taxable income. In preparing estimates of future taxable income, we have used the same assumptions and projections utilized in our internal three-year forecasts and five-year estimates. Based on these projections, we expect to achieve an increase in income principally through increased sales from recovery in the automotive industry in general and increased new business while continuing our cost reductions.

     Derivative Instruments

      In 2001 we adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” We may hold derivative financial instruments to hedge a variety of risk exposures, including interest rate risks associated with our long-term debt, foreign currency fluctuations for transactions with our overseas subsidiaries and customers and purchase commitments for certain raw materials used in our production processes. At December 31, 2001, we were party to an interest rate swap. This derivative qualifies for hedge accounting as discussed in note 14 to the audited financial statements included in this prospectus.

      We do not participate in speculative derivatives trading. Hedge accounting results when we designate and document the hedging relationships involving these derivative instruments. While we intend to continue to meet the conditions for hedge accounting, if a hedge did not qualify as highly effective under SFAS No. 133 or if we did not believe that forecasted transactions would occur, the changes in the fair value of the derivatives used as hedges would be reflected in earnings.

      To hedge interest rate risk, an interest rate swap is used in which we pay a fixed rate and receive a variable rate. This instrument is valued using the market standard methodology of netting the discounted future fixed cash receipts and the discounted expected variable cash payments. The variable cash payments are based on an expectation of future interest rates derived from observed market interest rate curves. We have not changed our methods of calculating these fair values or developing the underlying assumptions. The value of these derivatives will change over time as cash receipts and payments are made and as market conditions change. We do not believe we are exposed to more than a nominal amount of credit risk in our interest rate and/or foreign currency hedges, as the counter-parties are established, well-capitalized financial institutions. Information about the fair values, notional amounts and contractual terms of these instruments can be found in note 14 to the audited financial statements included in this prospectus.

      To hedge foreign currency risks, we may use exchange-traded options and futures contracts. The fair values of these instruments are determined from market quotes. In addition, from time to time, we have used over-the-counter forward contracts in hedging these risks. These forward contracts are valued in a manner similar to that used by the market to value exchange traded contracts; that is, using standard valuation formulas with assumptions about future foreign currency exchange rates derived from existing exchange rates, commodity prices and interest rates observed in the market. There were no forward exchange contracts outstanding at December 31, 2001, to hedge foreign currency risks.

      In addition to these derivative financial instruments, we have other contracts that have the characteristics of derivatives but are not required to be accounted for as derivatives. These contracts for the physical delivery of commodities qualify for the normal purchases and normal sales exception under SFAS No. 133 as we take physical delivery of the commodity and use it in the production process. This exception is an election and, if not elected, these contracts would be carried in the balance sheet at fair value with changes in the fair value reflected in income. These contracts cover our base raw materials and energy.

     Long-Lived Assets

      We evaluate our property, plant and equipment for impairment whenever indicators of impairment exist. Our recoverability estimates are based on estimates of future operating results of the various facilities. Estimates of future cash flows used to test the assets for recoverability were based on current operating projections extended to the useful life of the asset groups for which we measure profits.

     Goodwill and the Impact of Adopting SFAS 142

      We had goodwill of $217.0 million and accumulated amortization of $21.9 million at March 31, 2002 and December 31, 2001. On January 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” which provides that goodwill and other intangible assets with indefinite lives are no longer amortized but rather tested for impairment annually using market values, or more frequently if impairment indicators arise. As a result, we are currently in the process of performing our initial goodwill impairment review under these new accounting standards. We have not yet determined the effect, if any, of the impairment test as of January 1, 2002. We expect to complete the first stage of this review during the second quarter of 2002. If upon completion of our goodwill assessment we determine there is an impairment, we will be required to restate our first quarter 2002 financial results. Any impairment would be reflected as a cumulative effect of a change in accounting principle. In assessing the recoverability of goodwill and other intangibles, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record additional impairment charges for these assets not previously recorded. If required, these additional charges would be included in operating income. If we determine that significant impairment has occurred, we would be required to write-off the impaired portion of goodwill as previously mentioned, which could have a material adverse effect on our operating results in the period in which the write-off occurs. See note 4 to the unaudited quarterly financial statements included in this prospectus for further information on the effect of the adoption of SFAS 142.

BUSINESS

General

      We are the largest independent supplier of highly-engineered cast components for the North American light vehicle market. In the U.S., our primary market, we hold an estimated 9.2% share of the $7.8 billion markets in which we compete. We are also the leading supplier of complex brake castings for the European light vehicle market. Using a diverse set of advanced materials and manufacturing processes, we provide our customers with full-service capabilities including advanced design and engineering, value-added casting, machining and, in some instances, sub-assembly. We specialize in safety-related components, critical to vehicle control, which meet exacting customer demands for performance, weight and cost. We design, develop and manufacture over 1,900 complex castings, including products used by more than 18 OEMs on nearly every light vehicle platform built in the U.S. and over 100 total light vehicle platforms worldwide. For the twelve months ended March 31, 2002, we generated net sales and Adjusted EBITDA of $825.5 million and $88.3 million, respectively. We have been publicly traded since 1985.

      Since the arrival of our CEO, John Doddridge, in 1994, we have assembled a world class management team and transformed the Company through substantial capital investment in material and process technology and full-service capabilities. We believe we have developed critical scale while significantly reducing operating costs and improving manufacturing efficiency. Because of our substantial previous investments, we believe that we are uniquely positioned for significant, profitable growth at lower levels of future capital investment.

      Our customers increasingly rely on casting suppliers to provide optimal component design solutions based upon specific parameters such as performance, safety, weight and cost. We respond by providing custom design solutions that are unbiased as to material and process selection. Our manufacturing expertise in advanced materials allows us to translate complex component designs into high-quality, high-volume production.

      We are organized into two strategic groups based on our material capabilities — ferrous metals and light metals. Our Ferrous Metals Group produces highly-engineered ductile iron and gray iron components and represented 62.4% of net sales in 2001. Our Light Metals Group produces highly-engineered aluminum, magnesium and zinc components and represented 35.7% of net sales in 2001.

      Our primary material capabilities include:

•	Ferrous Metals Group

Ductile Iron. We are the largest independent ductile iron foundry company in the world. In 2001, ductile iron castings represented 57.6% of net sales. Ductile iron components have strength and stiffness properties that are currently unavailable in lighter metals. Ductile iron’s use as a higher strength substitute for gray iron and a lower cost substitute for steel has grown steadily since its introduction in 1948. According to Stratecasts, demand for ductile iron castings in the U.S. vehicle market is expected to grow at a CAGR of 5.2% through 2006.

•	Light Metals Group

Aluminum. We are a leading independent supplier of aluminum castings to the North American light vehicle market. In 2001, aluminum castings represented 25.7% of net sales. Aluminum generally provides our customers with lighter-weight components, although usually at a higher cost, than ferrous metals. According to Stratecasts, demand for aluminum castings in the U.S. vehicle market is expected to grow at a CAGR of 10.6% through 2006, driven by a continued emphasis on vehicle weight reduction.

Magnesium. We produce more magnesium castings than any independent supplier in the U.S. In 2001, magnesium castings represented 7.4% of net sales. Relative to cast aluminum or ferrous components, magnesium generally provides our customers with the lightest weight products at a higher cost. According to Stratecasts, demand for magnesium castings in the U.S. vehicle market is expected to grow at a CAGR of 27.0% through 2006.

      Our components can be found on nearly every light vehicle platform built in the U.S. and include complex, safety-critical castings for chassis, axle and suspension, powertrain, electronic and other applications. On a global basis, our components are used by over 18 OEMs, including DaimlerChrysler, Ford, General Motors, Volkswagen, BMW, Honda and Toyota, and their leading suppliers, including Delphi, Visteon, PBR Automotive, TRW, Continental, Knorr Bremse and Dana.

      We are based in Troy, Michigan and provide our full-service capabilities through 18 domestic manufacturing facilities, two international manufacturing facilities and three research, technical, and engineering centers. We also manage one joint venture in Europe.

Products

      Our product line consists of over 1,900 distinct cast components, delivered worldwide for light vehicle and industrial customers. Our primary components are utilized in safety-critical applications, where vehicle control is dependent upon the quality of our products.

      The following table summarizes our product portfolio. While most of our components are used within chassis, powertrain and electronic applications, we continue to target profitable, high-volume opportunities in other applications and markets. These opportunities create further diversity in our product line.

	2001 net
Product group	sales	% of total	Description

	(in millions)
Chassis, axle & suspension components	$428.3	50.8%	Steering knuckles, control arms, steering gear housings, brake housings and supports, tie rods, spindle carriers, differential cases and carriers, bearing caps, spring seats, driveline yokes, brackets, steering column parts
Powertrain components	274.9	32.6	Crankshafts, camshafts, front covers, cam/valve covers, fuel pump housings, oil pump bodies, transaxle differential cases, transmission carriers/cases, transfer case housings, brackets
Electronic components	52.3	6.2	Engine controller housings, ABS controller housings, airbag housings, navigation system housings, radio housings, windshield system gear mountings, diagnostic equipment housings, cell phone parts
Other	87.7	10.4	Numerous industrial castings, magnesium instrument panel beams and brackets

	$843.2	100.0%

Design Innovation

      We believe that our advanced design and engineering capabilities serve as a significant competitive advantage as our customers continue to outsource these critical activities to their suppliers.

      Our technical center in Lynchburg, Virginia provides advanced design and engineering services to customers. In addition, we provide technical support to all of our cast metals and machining plants worldwide through our Lynchburg research foundry and our engineering facility in Troy, Michigan. We furnish the customer with design support using their own computer-aided design and computer-aided engineering languages and cast metal process simulation software. Our design and engineering teams assist the customer, when requested, in the initial stages of product creation and modification. We also maintain production feasibility centers in our facilities in Stevensville, Michigan, Decatur, Illinois and Monroe City, Missouri which permit us to test our processes and materials in a production setting.

      Our advanced capabilities include finite element analysis, design optimization, prototyping, modeling enhancements and testing. We use three-dimensional solid modeling software in conjunction with rapid prototype development, among other advanced computer aided design techniques, to assist our customers in the initial stages of product design and prototype creation. These techniques greatly enhance our design and flexibility. In addition, we can substantially reduce the time required to produce sample castings, depending on the complexity of the products. Our goal is to continually improve product quality and performance. We also strive to reduce costs by offering new product solutions that reduce weight, use alternative materials or incorporate more efficient manufacturing processes. Our product and manufacturing process development work includes the development of new products and processes that can broaden our overall product offerings and capabilities. We directly expensed $1.0 million, $1.5 million and $1.7 million in 1999, 2000 and 2001, respectively, for research and development.

Customers and Marketing

      Our material and process expertise and full-service capabilities allow us to provide custom solutions to over 18 OEMs and their leading suppliers worldwide. We primarily market our products through our own sales and customer service staff. Our sales staff acts as a liaison between our customers and our production personnel. Through the product engineering group, we offer assistance at the design stage of major casting programs. We employ quality assurance representatives and engineers who work with our customers’ manufacturing personnel to detect and avoid potential problems and to develop new product opportunities for us. In addition to working with our customers’ purchasing personnel, our product engineers frequently work closely with design engineers and other technical staff.

      The following table presents our major customers, as a percentage of net sales, for the periods indicated.

	Years ended
	December 31,

Customer	1999	2000	2001

DaimlerChrysler	17%	18%	22%
Ford	8	11	11
Delphi	7	8	10
General Motors	2	6	6
Visteon	8	7	6
PBR	3	3	5
TRW	5	4	4
Continental	3	2	2
Other	47	41	34

Total	100%	100%	100%

Segment Sales

      The following tables summarize the percentage of our total sales by each of our segments to the automotive and industrial markets during 1999, 2000 and 2001.

      Our reportable segment sales by market for 1999 were as follows:

	Market

	Automotive	Industrial	Total

Reportable Segment:
Ferrous metals segment	77.5%	3.0%	80.5%
Light metals segment	6.1%	4.6%	10.7%
Other	.4%	8.4%	8.8%

Total	84.0%	16.0%	100.0%

      Our reportable segment sales by market for 2000 were as follows:

	Market

	Automotive	Industrial	Total

Reportable Segment:
Ferrous metals segment	59.4%	1.7%	61.1%
Light metals segment	23.9%	8.2%	32.1%
Other	.9%	5.9%	6.8%

Total	84.2%	15.8%	100.0%

      Our reportable segment sales by market for 2001 were as follows:

	Market

	Automotive	Industrial	Total

Reportable Segment:
Ferrous metals segment	58.6%	3.8%	62.4%
Light metals segment	29.6%	6.1%	35.7%
Other	.5%	1.4%	1.9%

Total	88.7%	11.3%	100.0%

      See note 2 to the audited financial statements included in this prospectus for information on our revenues from customers, profit or loss and total assets by segment.

Foreign and Domestic Operations and Export Sales

      The following table summarizes revenues and identifiable assets for our foreign and domestic operations for 1999, 2000 and 2001 (in thousands of dollars):

	1999	2000	2001

Sales to unaffiliated customers in:
North America	$832,200	$929,300	$746,900
Europe	119,700	106,400	93,900
Other International	4,900	3,200	2,400
Identifiable assets in:
North America	$888,700	$841,000	$767,700
Europe	68,600	77,800	75,600

Competition

      We compete primarily on the basis of product quality, engineering capabilities, service and price. We compete in a highly fragmented industry with many other independent casting suppliers. In addition, the three largest automobile manufacturers in North America, which are among our largest customers, operate their own foundries. We emphasize our ability to produce complex products across growth materials in order to compete for new business. We compete for new business both at the beginning of the development of new models and upon the redesign of existing models. New model development generally begins two to five years before the marketing of such models to the public.

Our Business Strategy

      Our vision is to be the leading global supplier of full-service casting solutions to light vehicle and other industrial markets. Our success will be driven by a set of focused strategies including:

     Product Innovation

      We operate under a strategy of continuous product innovation. We proactively focus on finding new product solutions that enhance mechanical properties while reducing manufacturing costs, including instances where we are the incumbent supplier. In this manner, we are able to provide the most technologically-advanced solutions to customers, enhancing our long-term relationships while reducing the threat of near-term competitive entry. Because of our expertise in materials and our full-service capabilities, we create the opportunity for our customers to shift to new, optimal designs. For example, we redesigned a steering knuckle from ductile iron to aluminum for the upcoming version of the Dodge Durango SUV. This strategy becomes a strong competitive advantage relative to those competitors who focus on a narrow range of materials or production processes and may not offer full-service capabilities.

     Target Profitable, High-Volume Opportunities

      In the light vehicle market, our strategy is to increase market share by increasing our component content on popular vehicle platforms. Because we sell products both directly to OEMs and to leading Tier 1 and Tier 2 suppliers, we continuously monitor the consumer demand for the vehicle platforms on which our products are ultimately used. Because our products are generally used within other vehicle systems or modules, we are able to market our product solutions to multiple Tier 1 suppliers bidding for the same system contract. In this manner, we are able to increase the likelihood that we will supply a given vehicle platform. Leading Tier 1 suppliers such as Delphi, Visteon, PBR Automotive, TRW, Continental, Knorr Bremse and Dana rely on us for our material and process expertise and full-service capabilities.

      We continuously look for other high-volume, profitable markets where we can leverage our design and production expertise. New market opportunities allow us to increase our capacity utilization and increase the potential size of our end markets.

     Focus on Operational Efficiency

      We have substantially reduced our overall production breakeven level and are committed to further reducing this rate. The ability to operate profitably at low levels of capacity utilization reduces our exposure to cyclical downturns, while enhancing our earnings power on the upside and providing flexibility in our production strategy. Our production strategy will continue to focus on gaining share with profitable contracts, rather than simply filling capacity in order to cover the fixed costs of production.

     Selective International Expansion

      Our customers increasingly prefer that their suppliers provide full-service capabilities in multiple global locations. Few independent casting suppliers in North America provide significant global sourcing capabilities. With approximately 10.7% of our 2001 net sales generated by our international operations, we are well-positioned to selectively expand in important markets. We believe that strong European demand exists for many of our North American manufacturing technologies, particularly in light metals. We continue to evaluate joint-venture or other strategic partnership opportunities in Europe and other markets.

     Seasonality

      Our business is seasonal. Third and fourth quarter sales are usually lower than first and second quarter sales due to scheduled plant closings by automakers for vacations and model changeovers.

Raw Materials

      Steel scrap is the primary raw material we use to manufacture ferrous metal castings and secondary aluminum ingot is the primary raw material we use to manufacture light metal castings. We purchase these materials from numerous sources, but have no material long-term contracts. The cost of steel scrap and secondary aluminum ingot is subject to fluctuation. We have contractual arrangements with many of our major customers that allow us to adjust our casting prices to reflect such fluctuations. These adjustments will lag the current market price for these materials.

Backlog

      Most of our business involves supplying all or a stated portion of the customer’s annual requirements against blanket purchase orders. Customers typically issue firm releases and shipping schedules monthly. Our backlog at any given time generally consists only of the orders that have been released for shipment.

Environmental Matters

      On March 14, 2002, we entered into a consent order with the U.S. Environmental Protection Agency, which will require investigation of the nature and extent of any hazardous waste disposed of at our Radford, Virginia facilities. The Corrective Action Program has been implemented under the Resource Conservation and Recovery Act of 1976, as amended, which is known as RCRA. The Corrective Action Program requires facilities that have historically stored, treated or disposed of hazardous waste at their facilities to determine whether those activities have or could adversely affect groundwater or adversely affect human health. We are in the early stages of this investigation. Because we historically disposed of waste material at this site, it is possible that fines or penalties could be assessed, or that remedial action could be required. Although we believe the amount of any potential fines or penalties or the cost of remedial action should not be material to our business or financial condition, there can be no assurance that material costs will not be incurred.

      On June 14, 2000, the Virginia Department of Environmental Quality issued a new air emissions permit for our Radford foundry, which requires that new air emission controls be installed in the Radford foundry and be operational by June 14, 2003. Our best current estimates are that the cost of these new emission controls will be approximately $4.3 million. We are evaluating the future business prospects for the Radford foundry in light of this required investment. It is possible that we may decide to shut down this plant. We have requested that the Virginia Department of Environmental Quality extend the deadline for compliance with the new permit requirements to December 31, 2004. We expect a decision on our request during the third quarter of 2002. There is no assurance that our request will be granted. If the extension is not granted we might not be able to comply with the original deadline, or, if we were able to comply, the cost could be substantially higher than our estimates. If the extension is not granted and we are unable to comply by the original deadline, we could be forced to curtail or cease operations at this plant.

      In May 1999, we voluntarily notified the Ohio Environmental Protection Agency (“OEPA”) of a breakdown in certain pollution control equipment at our Ironton, Ohio foundry. Due to an oversight, our notification was not considered timely under the applicable rules and regulations. The equipment was subsequently repaired and became operational until the Ironton facility was closed in March 2000. Although no notice of violation has been issued by OEPA with respect to this matter, it is possible that OEPA may pursue fines or penalties for this violation. Although we cannot predict the amount of any potential fines or penalties, we do not believe that they would be material to our business or financial condition.

      We also have other current and former operating entities that are responsible or potentially responsible for cleanup of other known environmental sites. Although we believe that the costs associated with such cleanups will not have a material adverse effect on our business or financial condition, there can be no assurance that we will not have material cost associated with these sites or other sites of which we are not currently aware.

Employees

      At March 31, 2002, we employed 6,212 persons, including 5,226 in North America. Of the persons employed in North America, 4,302 were hourly manufacturing personnel while the remainder were clerical, sales and management personnel. We employed 986 persons in Europe at March 31, 2002, 837 of whom were hourly manufacturing personnel. Of our 6,212 employees at March 31, 2002, approximately 3,350 were unionized.

Legal Proceedings

      On March 5, 2000, we suffered a catastrophic accidental explosion and fire at our New River foundry, located in Radford, Virginia. Three employees were fatally injured and others were injured, several seriously. On March 2, 2002, representatives of the three deceased employees and three of the injured employees filed lawsuits seeking damages from us and others in the Circuit Court for the city of Radford, Virginia. It is possible that one or more of the other defendants in these cases might assert cross-claims against us. We intend to defend these lawsuits on the ground that, among other things, the claims asserted against us are barred by the laws of Virginia governing workers’ compensation. We have both primary and excess liability insurance policies covering potential liability to employees and others and believe that we are adequately insured against any likely liability for deaths or injuries arising out of this incident. If we are held liable in these cases, however, and if our insurance policies do not provide coverage for the damages, the amounts that could be incurred could be material.

      We are also a party to a number of other legal proceedings in the ordinary course of our business. We do not believe that such other pending or threatened legal proceedings to which we are a party, or to which any of our property is subject, will have a material adverse effect on our consolidated financial position, results of operations or liquidity, taken as a whole.

Properties

      The following provides information about our plant locations and the products manufactured at each facility:

Owned/
Name	Location	Leased	Type of Products

Ferrous Metals Group:
Archer Creek foundry	Lynchburg, Virginia	Owned	Ductile iron castings
Columbus foundry	Columbus, Georgia	Leased	Ductile iron castings
Columbus machining	Midland, Georgia	Owned	Machined and assembled components
Decatur foundry	Decatur, Illinois	Owned	Ductile iron castings
Havana foundry	Havana, Illinois	Owned	Ductile iron castings
Hibbing foundry	Hibbing, Minnesota	Owned	Ductile iron castings
Neunkirchen foundry	Neunkirchen, Germany	Owned	Ductile iron castings
New River foundry	Radford, Virginia	Owned	Ductile iron castings
Radford foundry	Radford, Virginia	Owned	Ductile and gray iron castings
Ueckermünde foundry	Ueckermünde, Germany	Owned	Ductile and gray iron castings

Owned/
Name	Location	Leased	Type of Products

Light Metals Group:
Hannibal plant	Hannibal, Missouri	Owned	Magnesium die castings
Jackson plant	Jackson, Tennessee	Leased	Precision-engineered, close- tolerance, aluminum die castings
Minneapolis	Minneapolis, Minnesota	Owned	Precision-engineered, close- tolerance, aluminum die castings
Monroe City plant	Monroe City, Missouri	Owned	Aluminum and zinc die castings
Palmyra plant	Palmyra, Missouri	Owned	Magnesium die castings
Pulaski plant	Pulaski, Tennessee	Owned	Aluminum die castings
Racine machining	Racine, Wisconsin	Owned	Machined and assembled components
Racine plant	Racine, Wisconsin	Owned	Aluminum die castings
Stevensville plant	Stevensville, Michigan	Owned	Aluminum pressure/counter- pressure castings
Other:
Frisby P.M.C	Elk Grove Village, Illinois	Leased	Precision-machined components

MANAGEMENT

Directors and Executive Officers

      The following table states the names of our directors and executive officers:

Name	Position(s)

John Doddridge	Chairman of the Board and Chief Executive Officer
John P. Crecine	Director
Julia D. Darlow	Director
Norman F. Ehlers	Director
John R. Horne	Director
Thomas H. Jeffs II	Director
Richard J. Peters	Director
John H. Reed	Director
Pamela E. Rodgers	Director
Doretha Christoph	Vice President, Finance and Chief Financial Officer
Olindo Malizia	Vice President, Ferrous Metals
Todd A. Heavin	Vice President, Light Metals
Alan J. Miller	Vice President, General Counsel and Secretary
Gary F. Ruff	Executive Vice President, Technical Services
Laurence Vine-Chatterton	Vice President; President, INTERMET Europe
Terry Graessle	Vice President, Sales and Marketing

      Mr. Doddridge became our Chairman of the Board and Chief Executive Officer in 1994. From November 1992 until November 1994, Mr. Doddridge was vice chairman and chief executive officer of Magna International, Inc., a supplier of motor vehicle parts. From 1989 to 1992 he served as president of North American Operations of Dana Corporation, a motor vehicle parts manufacturer, and before then he served as president of Hayes-Dana Inc., a subsidiary of Dana Corporation.

      Dr. Crecine has been a director of INTERMET since 1993. He is chief executive officer of B.P.T., Inc., a private investor and consultant. He was president of the Georgia Institute of Technology from 1987 to mid-1994. Previously he served as a professor at the University of Michigan and founding director of the Institute of Public Policy Studies from 1965 to 1975. He became dean of the College of Humanities and Social Sciences at Carnegie Mellon University in 1976, a position he held until 1983 when he became the University’s provost and senior vice president for Academic Affairs. He held that position until his Georgia Tech appointment. He is a member of the Board of the Georgia Department of Industry, Trade and Tourism.

      Ms. Darlow has been a director of INTERMET since 2001. She is a consulting member of the Detroit-based law firm of Dickinson Wright PLLC. Ms. Darlow joined Dickinson Wright in 1971 and was admitted to the firm’s partnership in 1978 and became a consulting member of the firm on January 1, 2002. She is currently chairman of the board of trustees of Hutzel Hospital and a member of the board of trustees at the Detroit Medical Center. Ms. Darlow also serves on the board of trustees for Marygrove College and the Michigan Opera Theatre. She is a past president of the State Bar of Michigan.

      Mr. Ehlers has been a director of INTERMET since 1997. He served as vice president-purchasing and supply at Ford Motor Company from 1992 until his retirement in 1996. Before 1992 he served as vice president-supply for Ford of Europe, executive director of North American automotive operations production purchasing (at Ford) and executive director of purchasing and transportation services (also at Ford).

      Mr. Horne has been a director of INTERMET since 1997. He presently serves as chairman, president and chief executive officer of Navistar International Corporation. He serves as a director for the National

Association of Manufacturers, the Corrections Corporation of America and Junior Achievement of Chicago. He is a member of the board of trustees of Taylor University of Indiana, and Manufacturers Alliance. He serves on the Mechanical Engineering Industrial Advisory Council for Purdue University and is a member of the Chicago Council on Foreign Relations, the Conference Board, the Economic Club of Chicago and the Executives’ Club of Chicago.

      Mr. Jeffs has been a director of INTERMET since 1997. He retired as vice chairman of First Chicago NBD Corporation and First National Bank of Chicago, and president and chief operating officer of its Michigan subsidiary, NBD Bank, effective October 31, 1998. He is vice chairman of the Detroit Symphony Orchestra, Inc. and a governor of the Stratford Festival of Canada.

      Mr. Peters has been a director of INTERMET since 2001. He is president and a director of Detroit-based Penske Corporation. He joined Penske in 1986, holding positions including president, chief executive officer and director of Penske Motorsports, Inc. and executive vice president and chief financial officer of Penske Corporation. Previously he served in a number of roles in commercial banking at Manufacturers Bank of Detroit and Comerica Bank.

      Mr. Reed has been a director of INTERMET since 1998. He retired as president of the Spicer Axle Group, Dana Corporation, Fort Wayne, Indiana. He serves on the board of directors of Summit Bank of Fort Wayne. Mr. Reed also served on the board of directors for the Indiana State Chamber of Commerce, the Boys Club of Fort Wayne and Junior Achievement of Northeast Indiana. He is a member of the American Society of Metals and the Society of Automotive Engineers.

      Ms. Rodgers has been a director of INTERMET since 1999. She is president of Rodgers Chevrolet in Woodhaven, Michigan. Previously, she was president of Flat Rock Chevrolet-Oldsmobile. Ms. Rodgers serves on the boards of Detroit Metro Chevrolet Dealers, the Community Foundation for Southeastern Michigan, New Detroit Alternative for Girls, Family Services of Detroit and Wayne County and Michigan’s Children. Ms. Rodgers also is affiliated with the National Black MBA Association and the Women’s Automotive Association.

      Ms. Christoph re-joined us as Vice President, Finance and Chief Financial Officer in June 2001 after serving in the same position with The McClatchy Company, a newspaper publisher, from February 2000 to December 2000. Ms. Christoph left us in February 2000 to join Sacramento-based McClatchy. She originally joined us in 1995 from LNP Engineering Plastics, Inc., a subsidiary of Kawasaki Steel Corporation, and served as our Vice President, Finance from 1995 to 2000. Before this, Ms. Christoph held financial and accounting management positions with Imperial Chemical Industries Americas, DuPont, Johnson & Johnson and Cummins Engine Company.

      Mr. Malizia joined us as a Vice President, Ferrous Metals, in March 2002. Before joining us, Mr. Malizia was employed by TRW Automotive for 23 years, most recently as the director of operations of the cast products group of TRW Automotive’s North American braking division since 1998. Prior to 1998, Mr. Malizia served as the plant manager at Lucas Varity’s Woodstock, Ontario machining plant, among other operations.

      Mr. Heavin joined us as a Group Vice President in June 2000. Before coming to us, he was a Manufacturing Manager for Delphi’s energy and chassis division. Prior to that he was employed by United Technologies Automotive for six years as plant manager of the Holland, Michigan plant and subsequently as a general manager in the interiors group.

      Mr. Miller joined us in July 1998 as Corporate General Counsel and was named Vice President and General Counsel in August 1999 and Secretary in 2000. He served as vice president, general counsel and secretary of Libbey-Owens-Ford Co., an automotive parts supplier, from February 1987 to July 1998.

      Dr. Ruff became Vice President, Technical Services in June 1999. During 2000, he was promoted to Executive Vice President, Technical Services. Before joining us, Mr. Ruff served in a variety of positions at CMI International and its successor company, Hayes Lemmerz International, Inc., automotive parts suppliers. He served as president of North American aluminum wheels — Hayes Lemmerz International and as corporate vice president of Hayes Lemmerz International, Inc. from February 1999 to May 1999. He was chief technical officer, executive vice president and director of CMI International, Inc. from February 1994 until Hayes-Lemmerz purchased CMI in January 1999.

      Mr. Vine-Chatterton joined us in January 1999 as a Vice President of INTERMET and President of INTERMET Europe. Before coming to INTERMET, he was a divisional finance director of T&N PLC, UK, an automotive parts supplier, from June 1996. Mr. Vine-Chatterton was a divisional finance director of Caradon PLC, UK, an international supplier to building and home improvement industries, from January 1994 until 1996.

      Mr. Graessle joined us in March 2001 as Vice President, Sales and Marketing. Before coming to us, Mr. Graessle was vice president of the lighting and wiper products group at Federal Mogul Corporation following its acquisition of Cooper Automotive. Before that, he was with the Automotive Group of Cooper Industries for nine years, serving as vice president of sales and marketing. Before Cooper Industries, Mr. Graessle was with Arvin Industries for thirteen years, achieving the position of sales director.

DESCRIPTION OF OTHER INDEBTEDNESS

Revolving Credit Facility

      General. We currently have a term loan due December 20, 2002, which we expect to repay in full with the net proceeds of this offering. We entered into our $300 million five-year credit agreement with The Bank of Nova Scotia and certain other lenders on November 5, 1999 (as amended, the “revolving credit agreement”). As of March 31, 2002, there was approximately $121.5 of outstanding indebtedness and $178.5 million of unused borrowing capacity under our revolving credit agreement for working capital and other corporate purposes. At March 31, 2002, we had outstanding standby letters of credit totaling $50.5 million. The amount of our outstanding letters of credit reduces the amount we are able to borrow under our revolving credit facility. The revolving credit facility is available until November 5, 2004.

      Interest and Fees. Amounts outstanding under our revolving credit facility bear interest, at our option, at a rate per annum equal to either: (1) LIBOR or (2) the base rate, in each case plus an applicable margin. The applicable margin is based on the ratio of our total debt (including letters of credit) to EBITDA (as defined in the revolving credit agreement), ranging from, (1) for LIBOR loans, 3.0% to 2.0%, and, (2) for base rate loans, 2.0% to 1.0%. We also pay unused commitment fees under the revolving facility, currently at 0.75%, which we expect will be reduced to 0.5% upon completion of this offering. As of March 31, 2002, our borrowings under our senior credit facilities bore interest at approximately 5.2%.

      Security and Guarantees. The revolving credit facility is secured by a security interest in all existing and future U.S. tangible and intangible assets of INTERMET Corporation and certain U.S. subsidiaries, including without limitation intellectual property, real property, all of the capital stock of U.S. entities owned by INTERMET Corporation and certain U.S. subsidiaries, and 65% of the capital stock of certain of our foreign subsidiaries. All of our obligations under our revolving credit facility are fully and unconditionally guaranteed by certain of our U.S. subsidiaries.

      Covenants. Our revolving credit facility requires us to meet certain financial tests, including without limitation minimum fixed charge coverage, minimum interest coverage, maximum ratios of funded debt to EBITDA and maximum capital expenditures. Our revolving credit facility also contains certain covenants which, among other things, limit our incurrence of additional indebtedness, liens, mergers, acquisitions and divestitures, dividends, investments and loans, sale and leaseback transactions, transactions with affiliates, changes in our business, entering into certain restrictive agreements and making payments on certain indebtedness.

      Events of Default. Our revolving credit facility contains customary events of default, including without limitation payment defaults, covenant defaults, breaches of representations and warranties, cross-defaults to certain other indebtedness (which will include the notes), certain events of bankruptcy and insolvency, ERISA defaults, judgment defaults or attachments to our assets, changes of control of INTERMET

Corporation or any of the guarantors, defaults under or impairment of any guaranty or security document supporting the senior credit facilities.

Industrial Development Bonds

      Certain of our domestic subsidiaries had indebtedness outstanding under industrial revenue bonds totaling $40.55 million at March 31, 2002. The obligations under these industrial revenue bonds are guaranteed by us. Such bonds have varying terms and require us to make varying principal payments each year through January 1, 2007, with the principal balance due on December 1, 2019. These bonds bear interest at varying rates, which at March 31, 2002 ranged from 2.3% on certain variable rate bonds to 7.0% on certain fixed-rate bonds.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

      On June 13, 2002, we issued the outstanding notes to the initial purchasers in transactions not registered under the Securities Act of 1933 in reliance on exemptions from registration under that act. The initial purchasers then sold the outstanding notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act and outside the U.S. to non-U.S. persons in reliance on Regulation S under the Securities Act. Because they have been sold pursuant to exemptions from registration, the outstanding notes are subject to transfer restrictions.

      In connection with the issuance of the outstanding notes, we entered into a registration rights agreement with the initial purchasers in which we agreed with the initial purchasers that, we would:

•	use our reasonable best efforts to file with the Securities and Exchange Commission a registration statement related to the exchange notes on or before 75 days following the issuance of the outstanding notes;

•	use our reasonable best efforts to cause the registration statement to become effective under the Securities Act on or before 165 days following the issuance of the outstanding notes; and

•	offer to the holders of the outstanding notes the opportunity to exchange their outstanding notes for a like principal amount of exchange notes upon the effectiveness of the registration statement.

      Our failure to comply with these agreements would result in liquidated damages being due on the outstanding notes. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

      Based on existing interpretations of the Securities Act by the staff of the SEC described in several no-action letters to third parties unrelated to us, and subject to the following sentence, we believe that the exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by their holders, other than broker-dealers or our “affiliates,” as that term is defined in Rule 405 under the Securities Act, without further compliance with the registration and prospectus delivery provisions of the Securities Act. However, any holder of outstanding notes who is an affiliate of ours, who is not acquiring the exchange notes in the ordinary course of such holder’s business or who intends to participate in the exchange offer for the purpose of distributing the exchange notes:

•	will not be able to rely on the interpretations by the staff of the Securities and Exchange Commission described in the above-mentioned no-action letters;

•	will not be able to tender outstanding notes in the exchange offer; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the outstanding notes unless the sale or transfer is made under an exemption from these requirements.

      We do not intend to seek our own no-action letter, and there is no assurance that the staff of the SEC would make a similar determination regarding the exchange notes as it has in these no-action letters to third parties.

      As a result of the filing and effectiveness of the registration statement of which this prospectus is a part, we will not be required to pay an increased interest rate on the outstanding notes. Following the closing of the exchange offer, holders of outstanding notes not tendered will not have any further registration rights except in limited circumstances requiring the filing of a shelf registration statement, and the outstanding notes will continue to be subject to restrictions on transfer. Accordingly, the liquidity of the market for the outstanding notes will be adversely affected.

Terms of the Exchange Offer

      Upon the terms and subject to the conditions stated in this prospectus and in the letter of transmittal, we will accept all outstanding notes properly tendered and not withdrawn before 5:00 p.m., New York City time, on the expiration date. After authentication of the exchange notes by the trustee or an authenticating agent, we will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes accepted in the exchange offer.

      By tendering your outstanding notes for exchange notes in the exchange offer and signing or agreeing to be bound by the letter of transmittal, you will represent to us that:

•	you will acquire the exchange notes you receive in the exchange offer in the ordinary course of your business;

•	you have no arrangement or understanding with any person to participate in the distribution of the exchange notes issued to you in the exchange offer;

•	you are not an affiliate of ours or, if you are an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•	you are not engaged in and do not intend to engage in the distribution of the exchange notes; and

•	if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making or other trading activities, that you will deliver a prospectus, as required by law, in connection with any resale of those exchange notes.

      Broker-dealers that are receiving exchange notes for their own account must have acquired the outstanding notes as a result of market-making or other trading activities in order to participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account under the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be admitting that it is an “underwriter” within the meaning of the Securities Act. We will be required to allow broker-dealers to use this prospectus following the exchange offer in connection with the resale of exchange notes received in exchange for outstanding notes acquired by broker-dealers for their own account as a result of market-making or other trading activities. If required by applicable securities laws, we will, upon request, make this prospectus available to any broker-dealer for use in connection with a resale of exchange notes for a period of 90 days after the registration statement of which this prospectus is a part is declared effective by the SEC. See “Plan of Distribution.”

      The exchange notes will evidence the same debt as the outstanding notes and will be issued under and entitled to the benefits of the same indenture. The form and terms of the exchange notes are identical in all material respects to the form and terms of the outstanding notes except that:

•	the exchange notes will be issued in a transaction registered under the Securities Act; and

•	the exchange notes will not be subject to transfer restrictions.

      As of the date of this prospectus, $175,000,000 aggregate principal amount of the outstanding notes was outstanding. In connection with the issuance of the outstanding notes, we arranged for the outstanding notes to be issued and transferable in book-entry form through the facilities of DTC, acting as depositary. The exchange notes will also be issuable and transferable in book-entry form through DTC.

      This prospectus, together with the accompanying letter of transmittal, is initially being sent to all registered holders of the outstanding notes as of the close of business on August 21, 2002. We intend to conduct the exchange offer as required by the Securities Exchange Act of 1934, and the rules and regulations of the Securities and Exchange Commission under the Exchange Act, including Rule 14e-1, to the extent applicable.

      Rule 14e-1 describes unlawful tender practices under the Exchange Act. This section requires us, among other things:

•	to hold our exchange offer open for 20 business days;

•	to give 10 days notice of any change in the terms of this exchange offer; and

•	to issue a press release in the event of an extension of the exchange offer.

      The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered, and holders of the outstanding notes do not have any appraisal or dissenters’ rights under the Georgia Business Corporation Code or under the indenture in connection with the exchange offer. We shall be considered to have accepted outstanding notes tendered according to the procedures in this prospectus when, as and if we have given oral or written notice of acceptance to the exchange agent. See “— Exchange Agent.” The exchange agent will act as agent for the tendering holders of outstanding notes for the purpose of receiving exchange notes from us and delivering them to those holders.

      If any tendered outstanding notes are not accepted for exchange because of an invalid tender or the occurrence of other events described in this prospectus, certificates for these unaccepted outstanding notes will be returned, at our cost, to the tendering holder of the outstanding notes or, in the case of outstanding notes tendered by book-entry transfer, into the holder’s account at DTC according to the procedures described below, as promptly as practicable after the expiration date.

      Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes related to the exchange of outstanding notes in the exchange offer. We will pay all charges and expenses, other than applicable taxes, in connection with the exchange offer. See “— Solicitation of Tenders, Fees and Expenses.”

      Neither we nor our Board of Directors makes any recommendation to holders of outstanding notes as to whether or not to tender all or any portion of their outstanding notes pursuant to the exchange offer. Moreover, we have not authorized anyone to make any such recommendation. Holders of outstanding notes must make their own decision whether to tender in the exchange offer and, if so, the amount of outstanding notes to tender after reading this prospectus and the letter of transmittal and consulting with their advisors, if any, based on their own financial position and requirements.

Expiration Date; Extensions; Amendments

      The term “expiration date” shall mean 5:00 p.m., New York City time, on September 20, 2002, unless we, in our sole discretion, extend the exchange offer, in which case the term “expiration date” shall mean the latest date to which the exchange offer is extended.

      We expressly reserve the right, in our sole discretion:

•	to delay acceptance of any outstanding notes or to terminate the exchange offer and to refuse to accept outstanding notes not previously accepted, if any of the conditions described under “— Conditions” shall have occurred and shall not have been waived by us;

•	to extend the expiration date of the exchange offer;

•	to amend the terms of the exchange offer in any manner;

•	to purchase or make offers for any outstanding notes that remain outstanding after the expiration date; and

•	to the extent permitted by applicable law, to purchase outstanding notes in the open market, in privately negotiated transactions or otherwise.

      The terms of the purchases or offers described in the fourth and fifth clauses above may differ from the terms of the exchange offer.

      Any delay in acceptance, termination, extension or amendment will be followed as promptly as practicable by oral or written notice to the exchange agent and by a public announcement. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holders of the amendment.

      We may elect to extend the exchange offer solely because some of the holders of the outstanding notes do not tender on a timely basis, in order to give them the ability to participate and avoid the significant reduction in liquidity associated with holding an unexchanged outstanding note.

Interest on the Exchange Notes

      The exchange notes will bear interest from June 13, 2002, or the most recent date on which interest was paid or provided for on the outstanding notes surrendered for the exchange notes. Accordingly, holders of outstanding notes that are accepted for exchange will not receive interest that is accrued but unpaid on the outstanding notes at the time of tender. Interest on the exchange notes will be payable semi-annually on each June 15 and December 15, commencing on December 15, 2002.

Procedures for Tendering

      Only a holder may tender its outstanding notes in the exchange offer. Any beneficial owner whose outstanding notes are registered in the name of its broker, dealer, commercial bank, trust company or other nominee or are held in book-entry form and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on his behalf. If the beneficial owner wishes to tender on its own behalf, the beneficial owner must, before completing and executing the letter of transmittal and delivering its outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in the beneficial owner’s name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

      The tender by a holder will constitute an agreement between the holder, us and the exchange agent according to the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

      A holder who desires to tender outstanding notes and who cannot comply with the procedures described in the prospectus for tender on a timely basis, or whose outstanding notes are not immediately available, must comply with the procedures for guaranteed delivery described below.

      The method of delivery of outstanding notes and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. Delivery of such documents will be deemed made only when actually received by the exchange agent or deemed received under the ATOP procedures described below. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No letter of transmittal or outstanding notes should be sent to us. Holders may also request that their respective brokers, dealers, commercial banks, trust companies or nominees effect the tender for holders in each case as described in this prospectus and in the letter of transmittal.

Outstanding Notes Held in Certificated Form

      For a holder to validly tender outstanding notes held in physical form, the exchange agent must receive, before 5:00 p.m., New York city time, on the expiration date, at its address set forth in this prospectus:

•	a properly completed and validly executed letter of transmittal, or a manually signed facsimile thereof, together with any signature guarantees and any other documents required by the instructions to the letter of transmittal; and

•	certificates for tendered outstanding notes.

Outstanding Notes Held in Book-Entry Form

      We understand that the exchange agent will make a request promptly after the date of the prospectus to establish accounts for the outstanding notes at DTC for the purpose of facilitating the exchange offer, and subject to their establishment, any financial institution that is a participant in DTC may make book-entry delivery of outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent’s account for the outstanding notes using DTC’s procedures for transfer.

      If you desire to transfer outstanding notes held in book-entry form with DTC, the exchange agent must receive, before 5:00 p.m., New York City time, on the expiration date, at its address listed in this prospectus, a confirmation of book-entry transfer of the outstanding notes into the exchange agent’s account at DTC, which is referred to in this prospectus as a “book-entry confirmation,” and:

•	a properly completed and validly executed letter of transmittal, or manually signed facsimile thereof, together with any signature guarantees and other documents required by the instructions in the letter of transmittal; or

•	an agent’s message transmitted pursuant to DTC’s Automated Tender Offer Program.

Tender of Outstanding Notes Using DTC’s Automated Tender Offer Program (ATOP)

      The exchange agent and DTC have confirmed that the exchange offer is eligible for DTC’s Automated Tender Offer Program. Accordingly, DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer outstanding notes held in book-entry form to the exchange agent in accordance with DTC’s ATOP procedures for transfer. DTC will then send a book-entry confirmation, including an agent’s message to the exchange agent.

      The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering outstanding notes that are the subject of that book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce such agreement against such participant. If you use ATOP procedures to tender outstanding notes you will not be required to deliver a letter of transmittal to the exchange agent, but you will be bound by its terms just as if you had signed it.

Signatures

      Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States or an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act, unless the outstanding notes tendered with the letter of transmittal are tendered:

•	by a registered holder who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” in the letter of transmittal; or

•	for the account of an institution eligible to guarantee signatures.

      If the letter of transmittal is signed by a person other than the registered holder or DTC participant who is listed as the owner, the outstanding notes must be endorsed or accompanied by appropriate bond powers that authorize the person to tender the outstanding notes on behalf of the registered holder or DTC participant who is listed as the owner, in either case signed as the name of the registered holder(s) who appears on the outstanding notes or the DTC participant who is listed as the owner, with the signature on the outstanding notes or bond powers guaranteed by an eligible guarantor institution. If the letter of transmittal or any outstanding notes or bond powers are signed or endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing, and unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

      If you tender your outstanding notes through ATOP, signatures and signature guarantees are not required.

Determination of Validity

      All questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of the tendered outstanding notes will be determined by us in our sole discretion. This determination will be final and binding. We reserve the absolute right to reject any and all outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within the time we shall determine. Although we intend to notify holders of defects or irregularities related to tenders of outstanding notes, neither we, the exchange agent nor any other person shall be under any duty to give notification of defects or irregularities related to tenders of outstanding notes nor shall any of them incur liability for failure to give notification. Tenders of outstanding notes will not be considered to have been made until the irregularities have been cured or waived. Any outstanding notes received by the exchange agent that we determine are not properly tendered or the tender of which is otherwise rejected by us and as to which the defects or irregularities have not been cured or waived by us will be returned by the exchange agent to the tendering holder unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

Guaranteed Delivery Procedures

      Holders who wish to tender their outstanding notes and:

•	whose outstanding notes are not immediately available;

•	who cannot complete the procedure for book-entry transfer on a timely basis;

•	who cannot deliver their outstanding notes, the letter of transmittal or any other required documents to the exchange agent before the expiration date; or

•	who cannot complete a tender of outstanding notes held in book-entry form using DTC’s ATOP procedures on a timely basis may effect a tender if they tender through an eligible institution described under “— Procedures for Tendering — Signatures,” or, if they tender using ATOP’s guaranteed delivery procedures.

      A tender of outstanding notes made by or through an eligible institution will be accepted if:

•	before 5:00 p.m., New York City time, on the expiration date, the exchange agent receives from an eligible institution a properly completed and validly executed notice of guaranteed delivery, by facsimile transmittal, mail or hand delivery, that: (1) sets forth the name and address of the holder, the registration or certificate number or numbers of the holder’s outstanding notes and the principal amount of the outstanding notes tendered; (2) states that the tender is being made; and (3) guarantees that, within five business days after the expiration date, a properly completed and validly executed letter of transmittal or facsimile, together with a certificate(s) representing the outstanding notes to be tendered in proper form for transfer, or a confirmation of book-entry transfer into the exchange agent’s account at DTC of outstanding notes delivered electronically, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the properly completed and validly executed letter of transmittal or a manually signed facsimile thereof, together with the certificate(s) representing all tendered outstanding notes in proper form for transfer, or a book-entry confirmation, and all other documents required by the letter of transmittal are received by the exchange agent within five business days after the expiration date.

      A tender made through DTC’s ATOP system will be accepted if:

•	before 5:00 p.m., New York City time, on the expiration date, the exchange agent receives an agent’s message from DTC stating that DTC has received an express acknowledgment from the participant in DTC tendering the outstanding notes that they have received and agree to be bound by the notice of guaranteed delivery; and

•	the exchange agent receives, within three New York Stock Exchange trading days after the expiration date, either: (1) a book-entry confirmation, including an agent’s message, transmitted via DTC’s ATOP procedures; or (2) a properly completed and validly executed letter of transmittal or a manually signed facsimile thereof, together with the certificate(s) representing all tendered outstanding notes in proper form for transfer, or a book-entry confirmation, and all other documents required by the letter of transmittal.

      Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their outstanding notes according to the guaranteed delivery procedures described above.

Withdrawal of Tenders

      Except as otherwise provided in this prospectus, tenders of outstanding notes may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date. To withdraw a tender of outstanding notes in the exchange offer:

•	a written or facsimile transmission of a notice of withdrawal must be received by the exchange agent at its address listed below before 5:00 p.m., New York City time, on the expiration date; or

•	you must comply with the appropriate procedures of DTC’s ATOP system.

      Any notice of withdrawal must:

•	specify the name of the person having deposited the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the registration or certificate number or numbers and principal amount of the outstanding notes or, in the case of outstanding notes transferred by book-entry transfer, the name and number of the account at the book-entry facility to be credited;

•	be signed by the same person and in the same manner as the original signature on the letter of transmittal by which the outstanding notes were tendered, including any required signature guarantee, or be accompanied by documents of transfer sufficient to permit the trustee for the outstanding notes to register the transfer of the outstanding notes into the name of the person withdrawing the tender; and

•	specify the name in which any of these outstanding notes are to be registered, if different from that of the person who deposited the outstanding notes to be withdrawn.

      All questions as to the validity, form and eligibility, including time of receipt, of the withdrawal notices will be determined by us, whose determination shall be final and binding on all parties. Any outstanding notes so withdrawn will be judged not to have been tendered according to the procedures in this prospectus for purposes of the exchange offer, and no exchange notes will be issued in exchange for those outstanding notes unless the outstanding notes so withdrawn are validly retendered. Any outstanding notes that have been tendered but are not accepted for exchange will be returned to the holder of the outstanding notes without cost to the holder or, in the case of outstanding notes tendered by book-entry transfer, into the holder’s account at DTC according to the procedures described above. This return or crediting will take place as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following one of the procedures described above under “— Procedures for Tendering” at any time before 5:00 p.m., New York City time, on the expiration date.

Conditions

      The exchange offer is subject only to the following conditions:

•	the compliance of the exchange offer with securities laws;

•	the proper tender of the outstanding notes;

•	the representation by the holders of the outstanding notes that they are not our affiliate, that the exchange notes they will receive are being acquired by them in the ordinary course of their business and that at the time the exchange offer is completed the holder had no plan to participate in the distribution of the exchange notes; and

•	no judicial or administrative proceeding is pending or shall have been threatened that would limit us from proceeding with the exchange offer.

Exchange Agent

      U.S. Bank National Association, the trustee under the indenture, has been appointed as exchange agent for the exchange offer. In this capacity, the exchange agent has no fiduciary duties and will be acting solely on the basis of our directions. Requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent. You should send certificates for outstanding notes, letters of transmittal and any other required documents to the exchange agent addressed as follows:

By Overnight Delivery or Registered or Certified Mail:	Facsimile Transmission Number (for Eligible Institutions Only):
U.S. Bank National Association	(651) 244-1537
180 E. Fifth Street St. Paul, Minnesota 55101 Attention: Specialized Finance Department 4th Floor	Confirm Receipt of Facsimile by Telephone: (800) 934-6802

      Delivery of the letter of transmittal to an address other than as listed above or transmission of instructions via facsimile other than as described above does not constitute a valid delivery of the letter of transmittal.

Solicitation of Tenders, Fees and Expenses

      We will bear the expenses of requesting that holders of outstanding notes tender those notes for exchange notes. The principal solicitation under the exchange offer is being made by mail. Additional solicitations may be made by our officers and regular employees and our affiliates in person, by telegraph, telephone or telecopier.

      We have not retained any dealer manager in connection with the exchange offer and will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket costs and expenses in connection with the exchange offer and will indemnify the exchange agent for all losses and claims incurred by it as a result of the exchange offer. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the outstanding notes and in handling or forwarding tenders for exchange.

      We will pay the expenses to be incurred in connection with the exchange offer, including fees and expenses of the exchange agent and trustee and accounting and legal fees and printing costs.

      You will not be obligated to pay any transfer tax in connection with the exchange, except if you instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than you, in which event you will be responsible for the payment of any applicable transfer tax.

Accounting Treatment

      The exchange notes will be recorded at the same carrying value as the outstanding notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will recognize no gain or loss for accounting purposes upon the closing of the exchange offer. We will amortize the expenses of the exchange offer over the term of the exchange notes under generally accepted accounting principles.

Participation in the Exchange Offer; Untendered Notes

      Participation in the exchange offer is voluntary. Holders of the outstanding notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

      As a result of the making of, and upon acceptance for exchange of all outstanding notes tendered under the terms of, this exchange offer, we will have fulfilled a covenant contained in the terms of the registration rights agreement with the initial purchasers. Holders of the outstanding notes who do not tender in the exchange offer will continue to hold their outstanding notes and will be entitled to all the rights, and subject to the limitations, applicable to the outstanding notes under the indenture. Holders of outstanding notes will no longer be entitled to any rights under the registration rights agreement that by their terms terminate or cease to have further effect as a result of the making of this exchange offer. All untendered outstanding notes will continue to be subject to the restrictions on transfer described in the indenture. To the extent that outstanding notes are tendered and accepted in the exchange offer, the trading market for untendered outstanding notes could be adversely affected. This is because there will probably be many fewer outstanding notes that remain outstanding following the exchange offer, significantly reducing the liquidity of any untendered notes.

      We may in the future seek to acquire any untendered outstanding notes in the open market or through privately negotiated transactions, through subsequent exchange offers or otherwise. We intend to make any acquisitions of outstanding notes following the applicable requirements of the Exchange Act, and the rules and regulations of the Securities and Exchange Commission under the Exchange Act, including Rule 14e-1, to the extent applicable. We have no present plan to acquire any outstanding notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any outstanding notes that are not tendered in the exchange offer.

DESCRIPTION OF THE NOTES

      The outstanding notes were, and the exchange notes will be, issued under an indenture (the “Indenture”), among the Company, the Guarantors and U.S. Bank National Association, as Trustee (the “Trustee”). The following is a summary of the material provisions of the Indenture. It does not include all of the provisions of the Indenture. We urge you to read the Indenture because it defines your rights. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “TIA”). A copy of the Indenture may be obtained from the Company or the initial purchasers. You can find definitions of certain capitalized terms used in this description under the subheading “— Certain Definitions.” For purposes of this section, references to “Notes” includes both the outstanding notes and the exchange notes, unless specifically stated otherwise, and references to the “Company” include only INTERMET Corporation and not its Subsidiaries or Affiliates.

      The Notes are senior unsecured obligations of the Company, ranking equally in right of payment with all other senior unsecured obligations of the Company. The Notes are effectively subordinated to all existing and future secured debt of the Company and the Guarantors to the extent of the assets securing such debt. The Notes also are effectively subordinated to any debt, preferred stock obligations and other liabilities of the Company’s Subsidiaries who are not Guarantors. As of March 31, 2002, on a pro forma basis as if the private placement of the outstanding notes had occurred on such date, the Company and the Guarantors would have had approximately $157.2 million of secured debt outstanding and approximately $135.3 million of unused commitments, net of outstanding letters of credit, under the Credit Agreement and the Company’s non-Guarantor Subsidiaries would have had approximately $0.4 million of debt outstanding.

      The Company will issue the Notes in fully registered form in denominations of $1,000 and integral multiples thereof. The Trustee will initially act as Paying Agent and Registrar for the Notes. The Notes may be presented for registration or transfer and exchange at the offices of the Registrar. The Company may change any Paying Agent and Registrar without notice to holders of the Notes (the “Holders”). The Company will pay principal of (and premium, if any, on) the Notes at the Trustee’s corporate trust office in New York, New York. At the Company’s option, interest may be paid at the Trustee’s corporate trust office or by check mailed to the registered address of Holders. Any original notes that remain outstanding after the completion of this exchange offer, together with the exchange notes issued in connection with the exchange offer, will be treated as a single class of securities under the Indenture.

Principal, Maturity and Interest

      The Notes will mature on June 15, 2009. The Notes will be unlimited in aggregate principal amount, with $175.0 million in aggregate principal amount of the Notes issued in the original private placement of the Notes and which may be exchanged for exchange notes. Additional Notes may be issued from time to time, subject to the limitations set forth under the subheading “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness.”

      Interest on the Notes accrues at the rate of 9 3/4% per annum and is payable semiannually in cash on each June 15 and December 15 and commencing on December 15, 2002, to the persons who are registered Holders at the close of business on the June 1 and December 1, respectively, immediately preceding the applicable interest payment date. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the Issue Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

      The Notes are not be entitled to the benefit of any mandatory sinking fund.

Redemption

      Optional Redemption. Except as described below, the Notes are not redeemable before June 15, 2006. Thereafter, the Company may on any one or more occasions redeem the Notes at its option, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on June 15 of the year set forth below:

Year	Percentage

2006	104.875%
2007	102.438%
2008 and thereafter	100.000%

      In addition, the Company must pay accrued and unpaid interest on the Notes redeemed.

      Optional Redemption Upon Public Equity Offerings. At any time, or from time to time, on or prior to June 15, 2005, the Company may, at its option, use all or any portion of the net cash proceeds of one or more Public Equity Offerings to redeem up to 35% of the aggregate principal amount of the Notes issued at a redemption price equal to 109.75% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of redemption; provided that at least 65% of the aggregate principal amount of Notes issued remains outstanding immediately after any such redemption. In order to effect the foregoing redemption with the proceeds of any Public Equity Offering, the Company shall make such redemption not more than 120 days after the consummation of any such Public Equity Offering.

Selection and Notice of Redemption

      In the event that the Company chooses to redeem less than all of the Notes, selection of the Notes for redemption will be made by the Trustee either:

(1) in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed; or,

(2) if such notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee deems fair and appropriate.

      No Notes of a principal amount of $1,000 or less will be redeemed in part. If a partial redemption is made with the proceeds of a Public Equity Offering, the Trustee will select the Notes only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures). Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Company has deposited with the Paying Agent funds in satisfaction of the applicable redemption price.

Guarantees

      The Notes are unconditionally guaranteed by all of the Domestic Restricted Subsidiaries of the Company existing on the Issue Date other than Intermet International, Inc., Intermet Holding Company, Transnational Indemnity Company and Western Capital Corporation and thereafter all acquired or created Restricted Subsidiaries having assets in excess of $2.0 million other than Foreign Restricted Subsidiaries. The Guarantors jointly and severally guarantee the Company’s Obligations under the Indenture and the Notes on a senior unsecured basis (the “Guarantees”). Each Guarantee ranks equally in right of payment with all other senior unsecured obligations of the respective Guarantor. The obligations of each Guarantor under its Guarantee are limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

      Each Guarantor may consolidate with or merge into or sell its assets to the Company or another Guarantor without limitation, or with other Persons upon the terms and conditions set forth in the Indenture. See “Certain Covenants — Merger, Consolidation and Sale of Assets.” In the event all of the Capital Stock of a Guarantor is sold by the Company and the sale complies with the provisions set forth in “Certain Covenants — Limitation on Asset Sales,” the Guarantor’s Guarantee will be released.

Change of Control

      The Indenture provides that upon the occurrence of a Change of Control, each Holder will have the right to require that the Company purchase all or a portion of such Holder’s Notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued interest, if any, to the date of purchase.

      Within 30 days following the date upon which a Change of Control occurs, the Company must send, by first class mail, a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 45 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

      The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

      If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control purchase price for all the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event the Company is required to purchase outstanding Notes pursuant to a Change of Control Offer, the Company expects that it would seek third party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing.

      A Change of Control would be an event of default under the Credit Facility, upon which event all amounts outstanding under the Credit Agreement could, at the option of the agent and lenders thereunder, become due and payable. There can be no assurance that in the event of a Change in Control the Company will be able to obtain the necessary consents from the lenders under the Credit Agreement to waive such default or consummate a Change in Control Offer. The failure of the Company to make or consummate the Change in Control Offer or pay the applicable Change of Control purchase price when due would result in an Event of Default and would give the Trustee and the Holders of the Notes the rights described under “Events of Default.”

      Neither the Board of Directors of the Company nor the Trustee may waive the covenant relating to a Holder’s right to redemption upon a Change of Control. Restrictions in the Indenture described herein on the ability of the Company and its Restricted Subsidiaries to incur additional Indebtedness, to grant Liens on its property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in certain circumstances may require redemption or repurchase of the Notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries by the management of the Company. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

      The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Change of Control” provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Change of Control” provisions of the Indenture by virtue thereof.

Certain Covenants

      The Indenture contains, among others, the following covenants:

      Limitation on Incurrence of Additional Indebtedness. (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, “incur”) any Indebtedness (other than Permitted Indebtedness); provided, however, that if no Default or Event of Default shall have occurred and be continuing at the time of or as a consequence of the incurrence of any such Indebtedness, the Company or any of its Restricted Subsidiaries that is or, upon such incurrence, becomes a Guarantor may incur Indebtedness (including, without limitation, Acquired Indebtedness) and any Restricted Subsidiary of the Company that is not or will not, upon such incurrence, become a Guarantor may incur Acquired Indebtedness and, in each case if on the date of the incurrence of such Indebtedness, after giving effect to the incurrence thereof, the Consolidated Fixed Charge Coverage Ratio of the Company is greater than 2.0 to 1.0. The Company and its Restricted Subsidiaries may incur Permitted Indebtedness without complying with the restrictions set forth above.

      (b) The Company will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness which by its terms (or by the terms of any agreement governing such Indebtedness) is expressly subordinated in right of payment to any other Indebtedness of the Company or such Guarantor, as the case may be, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate to the Notes or the applicable Guarantee, as the case may be, to the same extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Company or such Guarantor, as the case may be.

      Limitation on Restricted Payments. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly:

(a) declare or pay any dividend or make any distribution (other than dividends or distributions payable in Qualified Capital Stock of the Company) on or in respect of shares of the Company’s Capital Stock to holders of such Capital Stock in their capacity as such;

(b) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock;

(c) make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Indebtedness; or

(d) make any Investment (other than Permitted Investments);

(each of the foregoing actions set forth in clauses (a), (b), (c) and (d) being referred to as a “Restricted Payment”), if at the time of such Restricted Payment or immediately after giving effect thereto:

(1) a Default or an Event of Default shall have occurred and be continuing;

(2) the Company is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the “Limitation on Incurrence of Additional Indebtedness” covenant; or

(3) the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made after the Issue Date (the amount expended for such purpose, if other than in cash, being the fair market value of such property) shall exceed the sum (the “Restricted Payments Basket”) of:

(v) $5.0 million; plus

(w) 50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company earned subsequent to the Issue Date and on or prior to the date the Restricted Payment occurs (the “Reference Date”) (treating such period as a single accounting period); plus

(x) 100% of the aggregate net cash proceeds received by the Company from any Person (other than a Subsidiary of the Company) from the issuance and sale subsequent to the Issue Date and on or prior to the Reference Date of Qualified Capital Stock of the Company or warrants, options or other rights to acquire Qualified Capital Stock of the Company (but excluding any debt security that is convertible into, or exchangeable for, Qualified Capital Stock) (excluding any net cash proceeds from a Public Equity Offering to the extent used to redeem the Notes in compliance with the provisions set forth under “Redemption — Optional Redemption Upon Public Equity Offerings”); plus

(y) without duplication of any amounts included in clause (3)(x) above, 100% of the aggregate net cash proceeds of any equity contribution received by the Company from a holder of the Company’s Capital Stock (excluding any net cash proceeds from a Public Equity Offering to the extent used to redeem the Notes in compliance with the provisions set forth under “Redemption — Optional Redemption Upon Public Equity Offerings”); plus

(z) without duplication, the sum of:

(1) the aggregate amount returned in cash on or with respect to Investments (other than Permitted Investments) made subsequent to the Issue Date whether through interest payments, principal payments, dividends or other distributions or payments (including royalty payments);

(2) the net cash proceeds received by the Company or any of its Restricted Subsidiaries from the disposition of all or any portion of such Investments (other than to a Subsidiary of the Company);

(3) any dividends paid in cash received by the Company or a Restricted Subsidiary after the Issue Date from any Unrestricted Subsidiary to the extent such dividends were not otherwise included in Consolidated Net Income; and

(4) upon redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the fair market value of such Subsidiary; provided, however, that the sum of clauses (1), (2), (3) and (4) above shall not exceed the aggregate amount of all such Investments made subsequent to the Issue Date.

Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration of such dividend if the dividend would have been permitted on the date of declaration;

(2) if no Default or Event of Default shall have occurred and be continuing, the acquisition of any shares of Capital Stock of the Company, either (i) solely in exchange for shares of Qualified Capital Stock of the Company or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company;

(3) if no Default or Event of Default shall have occurred and be continuing, the repurchase, redemption or other repayment of any Subordinated Indebtedness either (i) solely in exchange for shares of Qualified Capital Stock of the Company, or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of (a) shares of Qualified Capital Stock of the Company or (b) Refinancing Indebtedness;

(4) if no Default or Event of Default shall have occurred and be continuing, repurchases by the Company of Common Stock of the Company from employees of the Company or any of its Subsidiaries or their authorized representatives upon the death, disability or termination of employment of such employees, in an aggregate amount not to exceed $2.5 million in any calendar year; and

(5) the payment of a dividend on the Company’s Common Stock (other than Disqualified Capital Stock) of up to $.04 per share per quarter; provided that such amount per share shall be reduced or increased, as the case may be, in proportion to any stock splits, reverse stock splits or dividends paid in Common Stock so that the aggregate dividend payable immediately following such split or dividend paid in Common Stock is no greater than the aggregate dividend payable before such split or dividend paid in Common Stock.

      In determining the aggregate amount of the Restricted Payments Basket, amounts expended pursuant to clauses (1), (4) and (5) of the immediately preceding paragraph shall be included in such calculation. No issuance and sale of Qualified Capital Stock pursuant to clause (2) or (3) of the immediately preceding paragraph shall increase the Restricted Payments Basket, except to the extent the proceeds thereof exceed the amounts used to effect the transactions described therein.

      Limitation on Asset Sales. The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of;

(2) at least 75% of the consideration received by the Company or the Restricted Subsidiary, as the case may be, from such Asset Sale shall be in the form of cash or Cash Equivalents and is received at the time of such disposition; and

(3) upon the consummation of an Asset Sale, the Company shall apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 365 days of receipt thereof either:

(a) to prepay any Indebtedness under the Credit Agreement and effect a permanent reduction in the availability thereunder;

(b) to make an Investment in properties and assets that replace the properties and assets that were the subject of such Asset Sale or in properties and assets that will be used, or Capital Stock of a Person engaged, in a Permitted Business (“Replacement Assets”); and/or

(c) a combination of prepayment and investment permitted by the foregoing clauses (3)(a) and (3)(b).

      On the 366th day after an Asset Sale or such earlier date, if any, as the Board of Directors of the Company or of such Restricted Subsidiary determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clauses (3)(a), (3)(b) and (3)(c) of the preceding paragraph (each, a “Net Proceeds Offer Trigger Date”), such aggregate amount of Net Cash Proceeds which have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clauses (3)(a), (3)(b) and (3)(c) of the preceding paragraph (each a “Net Proceeds Offer Amount”) shall be applied by the Company or such Restricted Subsidiary to make an offer to purchase (the “Net Proceeds Offer”) to all Holders on a date (the “Net Proceeds Offer Payment Date”) not less than 30 nor more than 45 days following the applicable Net Proceeds Offer Trigger Date, from all Holders on a pro rata basis, that amount of Notes equal to the Net Proceeds Offer Amount at a price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest thereon, if any, to the date of purchase.

      If at any time any non-cash consideration received by the Company or any Restricted Subsidiary of the Company, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant.

      The Company may defer the Net Proceeds Offer until there is an aggregate unutilized Net Proceeds Offer Amount equal to or in excess of $20.0 million resulting from one or more Asset Sales (at which time, the entire unutilized Net Proceeds Offer Amount, and not just the amount in excess of $20.0 million, shall be applied as required pursuant to this paragraph).

      In the event of the transfer of substantially all (but not all) of the property and assets of the Company and its Restricted Subsidiaries as an entirety to a Person in a transaction permitted under “— Merger, Consolidation and Sale of Assets”, which transaction does not constitute a Change of Control, the successor corporation shall be deemed to have sold the properties and assets of the Company and its Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the fair market value of such properties and assets of the Company or its Restricted Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.

      Notwithstanding the first two paragraphs of this covenant, the Company and its Restricted Subsidiaries will be permitted to consummate an Asset Sale without complying with such paragraphs to the extent that:

(1) at least 75% of the consideration for such Asset Sale constitutes Replacement Assets; and

(2) such Asset Sale is for fair market value; provided that any cash or Cash Equivalents received by the Company or any of its Restricted Subsidiaries in connection with any Asset Sale permitted to be consummated under this paragraph shall constitute Net Cash Proceeds subject to the provisions of the first two paragraphs of this covenant.

      Each Net Proceeds Offer will be mailed to the record Holders as shown on the register of Holders within 30 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent Holders properly tender Notes in an amount exceeding the Net Proceeds Offer Amount, the tendered Notes will be purchased on a pro rata basis based on the aggregate amounts of Notes tendered. A Net Proceeds Offer shall remain open for a period of 20 business days or such longer period as may be required by law.

      The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Asset Sale” provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Asset Sale” provisions of the Indenture by virtue thereof.

      Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any such Restricted Subsidiary of the Company to:

(1) pay dividends or make any other distributions on or in respect of its Capital Stock;

(2) make loans or advances or to pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary of the Company; or

(3) transfer any of its property or assets to the Company or any other Restricted Subsidiary of the Company,

except for such encumbrances or restrictions existing under or by reason of:

(a) applicable law;

(b) the Indenture, the Notes and the Guarantees;

(c) customary non-assignment provisions of any contract or any lease governing a leasehold interest of the Company or any Restricted Subsidiary of the Company;

(d) any agreement or instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;

(e) agreements or instruments existing on the Issue Date to the extent and in the manner such encumbrances and restrictions are in effect on the Issue Date, including without limitation the Credit Agreement;

(f) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

(g) Liens securing Indebtedness that limit the right of the debtor to dispose of the assets subject to such Lien;

(h) provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business;

(i) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(j) customary provisions in agreements with respect to Permitted Joint Ventures;

(k) any instrument governing Indebtedness of a Foreign Restricted Subsidiary;

(l) any encumbrance or restriction of a Securitization Entity effected in connection with a Qualified Securitization Transaction; and

(m) an agreement governing Indebtedness incurred to Refinance the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clause (b), (d), (e), (g), (k) or (l) above or any amendments, modifications, restatements, renewals increases, supplements, refundings, replacements or refinancings thereof; provided, however, that the provisions relating to such encumbrance or restriction contained in any such Indebtedness or amendments, etc. are no less favorable to the Company in any material respect (as determined by the senior management of the Company in respect of Indebtedness less than $10.0 million or the Board of Directors of the Company in respect of Indebtedness of $10.0 million or greater, in each case in their reasonable and good faith judgment) than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clause (b), (d), (e), (g), (k) or (l).

      Limitation on Preferred Stock of Restricted Subsidiaries. The Company will not permit any of its Restricted Subsidiaries that are not Guarantors to issue any Preferred Stock (other than to the Company or to a Wholly Owned Restricted Subsidiary of the Company) or permit any Person (other than the Company or a Wholly Owned Restricted Subsidiary of the Company) to own any Preferred Stock of any Restricted Subsidiary of the Company that is not a Guarantor.

      Limitation on Liens. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens (other than Permitted Liens) of any kind against or upon any property or assets of the Company or any of its Restricted

Subsidiaries whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom unless:

(1) in the case of Liens securing Subordinated Indebtedness, the Notes are secured by a Lien on such property, assets, proceeds, income or profits that is senior in priority to such Liens; and

(2) in all other cases, the Notes are equally and ratably secured by a Lien on such property, assets, proceeds, income or profits.

      In the event that any Lien, the existence of any of which gives rise to a Lien securing the Notes pursuant to the provisions of this covenant, cease to exist, the Lien securing the Notes required by this covenant shall automatically be released and the Trustee shall execute appropriate documentation.

      Merger, Consolidation and Sale of Assets. The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary of the Company to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company’s assets (determined on a consolidated basis for the Company and the Company’s Restricted Subsidiaries) whether as an entirety or substantially as an entirety to any Person unless:

(1) either:

(a) the Company shall be the surviving or continuing corporation; or

(b) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company and of the Company’s Restricted Subsidiaries substantially as an entirety (the “Surviving Entity”):

(x) shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia; and

(y) shall expressly assume, by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the Notes and the performance of every covenant of the Notes, the Indenture and the Registration Rights Agreement on the part of the Company to be performed or observed;

(2) except in the case of a consolidation or merger of the Company with or into a Wholly Owned Restricted Subsidiary, or a sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the Company’s assets to a Wholly Owned Restricted Subsidiary, immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including giving effect to any Indebtedness (including Acquired Indebtedness) incurred or anticipated to be incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be, shall be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the “Limitation on Incurrence of Additional Indebtedness” covenant;

(3) immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including, without limitation, giving effect to any Indebtedness (including Acquired Indebtedness) incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing; and

(4) the Company or the Surviving Entity shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

      For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Company, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

      The Indenture provides that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, in which the Company is not the continuing corporation, the Surviving Entity formed by such consolidation or into which the Company is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Notes, the Indenture and the Registration Rights Agreement with the same effect as if such Surviving Entity had been named as such.

      Each Guarantor (other than any Guarantor whose Guarantee is to be released in accordance with the terms of the Guarantee and the Indenture in connection with any transaction complying with the provisions of the “Limitation on Asset Sales” covenant) will not, and the Company will not cause or permit any Guarantor to, consolidate with or merge with or into any Person other than the Company or any other Guarantor unless:

(1) the entity formed by or surviving any such consolidation or merger (if other than the Guarantor) or to which such sale, lease, conveyance or other disposition shall have been made is a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia;

(2) such entity assumes by supplemental indenture all of the obligations of the Guarantor under the Guarantee, the Indenture and the Registration Rights Agreement;

(3) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

(4) immediately after giving effect to such transaction and the use of any net proceeds therefrom on a pro forma basis, the Company could satisfy the provisions of clause (2) of the first paragraph of this covenant.

      Any merger or consolidation, or sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the property or assets, (a) of a Guarantor with and into the Company (with the Company being the surviving entity) or another Guarantor or (b) of the Company with an Affiliate incorporated solely for the purpose of reincorporating the Company in another jurisdiction in the United States or any state thereof or the District of Columbia, need only comply with clause (4) of the first paragraph of this covenant.

      Limitations on Transactions with Affiliates. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each an “Affiliate Transaction”), other than (x) Affiliate Transactions permitted under the fourth paragraph of this covenant and (y) Affiliate Transactions on terms that are no less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary.

      All Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a fair market value in excess of (a) $5.0 million shall be approved by senior management of the Company or such Restricted Subsidiary (or, where such senior management is a proposed party to such Affiliate Transaction, the Board of Directors of the Company or such Restricted Subsidiary), as the case may be, such approval to be evidenced by an officers’ certificate stating that such senior management or Board of Directors has determined that such transaction complies with the foregoing provisions; and (b) $10.0 million shall be approved by the Board of Directors of the Company or such Restricted Subsidiary, as the case may be, such approval to be evidenced by an officers’

certificate or Board Resolution, as the case may be, stating that such senior management or Board of Directors has determined that such transaction complies with the foregoing provisions.

      If the Company or any Restricted Subsidiary of the Company enters into an Affiliate Transaction (or a series of related Affiliate Transactions related to a common plan) that involves an aggregate fair market value of more than $15.0 million, the Company or such Restricted Subsidiary, as the case may be, shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such transaction or series of related transactions to the Company or the relevant Restricted Subsidiary, as the case may be, from a financial point of view, issued by an Independent Financial Advisor and file the same with the Trustee.

      The restrictions set forth in the first paragraph of this covenant shall not apply to:

(1) reasonable fees and compensation paid to and indemnity and reimbursement provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary of the Company as determined in good faith by the Company’s Board of Directors or senior management;

(2) any employment agreement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(3) the grant of stock options, restricted stock or similar rights to the Company or any of the Restricted Subsidiaries’ employees, directors, officers and consultants pursuant to plans approved by the Board of Directors of the Company;

(4) loans or advances to employees or consultants in the ordinary course of business, consistent with past practices;

(5) transactions exclusively between or among the Company and any of its Restricted Subsidiaries or exclusively between or among such Restricted Subsidiaries, provided such transactions are not otherwise prohibited by the Indenture;

(6) transactions exclusively between or among the Company or any of its Restricted Subsidiaries and a Permitted Joint Venture in the ordinary course of business and customary for transactions of such type, provided such transactions are not otherwise prohibited by the Indenture;

(7) any agreement as in effect as of the Issue Date or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) in any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Issue Date as reasonably determined by the Board of Directors or senior management of the Company;

(8) transactions effected as part of a Qualified Securitization Transaction; and

(9) Restricted Payments, Permitted Investments or Permitted Liens, each as permitted by the Indenture.

      Additional Subsidiary Guarantees. If after the Issue Date the Company or any of its Restricted Subsidiaries transfers or causes to be transferred, in one transaction or a series of related transactions, any assets having a book value in excess of $2.0 million to any Domestic Restricted Subsidiary that is not a Guarantor, or if the Company or any of its Restricted Subsidiaries shall organize, acquire or otherwise invest in another Domestic Restricted Subsidiary having total assets with a book value in excess of $2.0 million, then such transferee or acquired or other Restricted Subsidiary shall:

(1) execute and deliver to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee pursuant to which such Restricted Subsidiary shall unconditionally guarantee all of the Company’s obligations under the Notes, the Indenture and the Registration Rights Agreement on the terms set forth in the Indenture; and

(2) deliver to the Trustee an opinion of counsel that such supplemental indenture has been duly authorized, executed and delivered by such Restricted Subsidiary and constitutes a legal, valid, binding and enforceable obligation of such Restricted Subsidiary. Thereafter, such Restricted Subsidiary shall be a Guarantor for all purposes of the Indenture.

      Reports to Holders. The Indenture will provide that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish the Holders of Notes:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries and, with respect to the annual information only, a report thereon by the Company’s certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports, in each case within the time periods specified in the Commission’s rules and regulations.

      In addition, following the consummation of the exchange offer contemplated by the Registration Rights Agreement, whether or not required by the rules and regulations of the Commission, the Company will use its reasonable best efforts to file a copy of all such information and reports with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any Notes remain outstanding, it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default

      The following events are defined in the Indenture as “Events of Default”:

(1) the failure to pay interest on any Note when the same becomes due and payable and the default continues for a period of 30 days;

(2) the failure to pay the principal of any Note, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer);

(3) a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 45 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes (except in the case of a default with respect to the “Merger, Consolidation and Sale of Assets” covenant, which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

(4) the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of the Company or any Restricted Subsidiary of the Company, or the acceleration of the final stated maturity of any such Indebtedness, if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated, aggregates $20.0 million or more at any time;

(5) one or more judgments in an aggregate amount in excess of $20.0 million shall have been rendered against the Company or any of its Restricted Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;

(6) certain events of bankruptcy affecting the Company or any of its Significant Subsidiaries; or

(7) any Guarantee of a Significant Subsidiary ceases to be in full force and effect or any Guarantee of a Significant Subsidiary is declared to be null and void and unenforceable or any Guarantee of a Significant Subsidiary is found to be invalid or any Guarantor that is a Significant Subsidiary denies its liability under its Guarantee (other than by reason of release of a Guarantor in accordance with the terms of the Indenture).

      If an Event of Default (other than an Event of Default specified in clause (6) above with respect to the Company) shall occur and be continuing, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes may declare the principal of and accrued and unpaid interest on all the Notes to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a “notice of acceleration”, and the same shall become immediately due and payable. If an Event of Default specified in clause (6) above with respect to the Company occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

      The Indenture provides that, at any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraph, the Holders of a majority in principal amount of the Notes may rescind and cancel such declaration and its consequences:

(1) if the rescission would not conflict with any judgment or decree;

(2) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

(3) to the extent the payment of such interest is lawful, if interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid; and

(4) if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances.

      No such rescission shall affect any subsequent Default or Event of Default or impair any right consequent thereto.

      The Holders of a majority in principal amount of the Notes may waive any existing or past Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any Notes.

      Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

      Under the Indenture, the Company is required to provide an officers’ certificate to the Trustee promptly upon any such officer obtaining knowledge of any Default or Event of Default (provided that the Company shall provide such certification at least annually whether or not any officer knows of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

No Personal Liability of Directors, Officers, Employees and Stockholders

      No past, present or future director, officer, employee, incorporator, agent or stockholder or Affiliate of the Company, as such, shall have any liability for any obligations of the Company under the Notes, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. No past, present or future director, officer, employee, incorporator, agent or stockholder or Affiliate of any of the Guarantors, as such, shall have any liability for any obligations of the Guarantors under the Guarantees, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes and Guarantees by accepting a Note and a Guarantee waives and releases all such liabilities. The waiver and release are part of the consideration for issuance of the Notes and the Guarantees. Such waiver may not be effective to waive liabilities under the federal securities law and it is the view of the Commission that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

      The Company may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors discharged with respect to the outstanding Notes (“Legal Defeasance”). Such Legal Defeasance means that the Company and the Guarantors shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes and the Guarantees, except for:

(1) the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due;

(2) the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments;

(3) the rights, powers, trust, duties and immunities of the Trustee and the Company’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

      In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under “Events of Default” will no longer constitute Events of Default with respect to the Notes.

      In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Company must irrevocably deposit or cause to be deposited with the Trustee, in trust, for the benefit of the Holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

(2) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that:

(a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

(b) since the date of the Indenture, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant

Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(5) such Legal Defeasance or Covenant Defeasance shall not result in any Default or Event of Default under the Indenture or any default under any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound where such default would have a material adverse effect on the Company and its Subsidiaries, taken as a whole;

(6) the Company shall have delivered to the Trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others;

(7) the Company shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with;

(8) the Company shall have delivered to the Trustee an opinion of counsel to the effect that, assuming no intervening bankruptcy of the Company between the date of deposit and the 91st day following the date of deposit and that no Holder is an insider of the Company, after the 91st day following the date of deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; and

(9) certain other customary conditions precedent are satisfied.

      Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to a Legal Defeasance need not be delivered if all Notes not theretofore delivered to the Trustee for cancellation (1) have become due and payable or (2) will become due and payable on the maturity date within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company.

Satisfaction and Discharge

      The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

(1) either: (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or (b) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2) the Company has paid all other sums payable under the Indenture by the Company; and

(3) the Company has delivered to the Trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Modification of the Indenture

      From time to time, the Company, the Guarantors and the Trustee, without the consent of the Holders, may amend, waive or otherwise modify provisions of the Indenture for certain specified purposes, including (a) curing ambiguities, defects or inconsistencies so long as such changes do not, in the opinion of the Trustee, adversely affect the rights of any of the Holders in any material respect, (b) providing for uncertificated Notes in addition to or in place of certificated Notes, (c) providing for the assumption of the Company’s obligations to Holders of the Notes in case of a merger or consolidation or sale of all or substantially all of the Company’s assets, (d) complying with the requirements of the Commission in order to effect or maintain the qualification of the Indenture under the TIA; or (e) making any change that would provide any additional rights or benefits to the Holders of the Notes or that does not adversely affect the legal rights under the Indenture of any Holder of the Notes in any material respect. Other amendments, waivers and other modifications of provisions of the Indenture may be made with the consent of the Holders of a majority in principal amount of the then outstanding Notes issued under the Indenture, except that, without the consent of each Holder affected thereby, no such amendment, waiver or other modification may:

(1) reduce the principal amount of Notes whose Holders must consent to an amendment;

(2) reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any Notes;

(3) reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or reduce the redemption price therefor;

(4) make any Notes payable in money other than that stated in the Notes;

(5) make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of and interest on such Holder’s Note or Notes on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of Notes to waive Defaults or Events of Default;

(6) after the Company’s obligation to purchase Notes arises thereunder, amend, change or modify in any material adverse respect the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated or, after such Change of Control has occurred or such Asset Sale has been consummated, modify any of the provisions or definitions with respect thereto;

(7) modify or change any provision of the Indenture or the related definitions affecting the ranking of the Notes or any Guarantee in a manner which adversely affects the Holders in any material respect; or

(8) release any Guarantor that is a Significant Subsidiary from any of its obligations under its Guarantee or the Indenture otherwise than in accordance with the terms of the Indenture.

Governing Law

      The Indenture provides that it, the Notes and the Guarantees will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

The Trustee

      The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

      The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

Certain Definitions

      Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

      “Acquired Indebtedness” means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time it merges or consolidates with or into the Company or any of its Restricted Subsidiaries or assumed in connection with the acquisition of assets from such Person and in each case not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such acquisition, merger or consolidation.

      “Affiliate” means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative of the foregoing.

      “Asset Acquisition” means (1) an Investment by the Company or any Restricted Subsidiary of the Company in any other Person pursuant to which such Person shall become a Restricted Subsidiary of the Company or any Restricted Subsidiary of the Company, or shall be merged with or into the Company or any Restricted Subsidiary of the Company, or (2) the acquisition by the Company or any Restricted Subsidiary of the Company of the assets of any Person (other than a Restricted Subsidiary of the Company) which constitute all or substantially all of the assets of such Person or comprises any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

      “Asset Sale” means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by the Company or any of its Restricted Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than the Company or a Restricted Subsidiary of the Company of: (1) any Capital Stock of any Restricted Subsidiary of the Company; or (2) any other property or assets of the Company or any Restricted Subsidiary of the Company other than in the ordinary course of business; provided, however, that asset sales or other dispositions shall not include: (a) a transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of less than $2.5 million; (b) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets (determined on a consolidated basis for the Company and its Restricted Subsidiaries) of the Company as permitted under the “Merger, Consolidation and Sale of Assets” covenant; (c) any Restricted Payment permitted by the “Limitation on Restricted Payments” covenant or that constitutes a Permitted Investment; (d) sales or other dispositions of inventory, receivables or other current assets in the ordinary course of business; (e) a Permitted Lien; (f) a sale or other disposition or abandonment of damaged, worn-out or obsolete property; (g) a Sale and Leaseback Transaction entered into for purposes of receiving favorable state or local tax treatment on assets where the purchaser of the assets is a state of the United States or any political subdivision of any such state or any political instrumentality thereof and where the Company or any of its Restricted Subsidiaries, as the case may be, maintains the unqualified right and option to repurchase the assets for a nominal consideration; and (h) a Qualified Securitization Transaction.

      “Board of Directors” means, as to any Person, the board of directors or similar governing body of such Person or any duly authorized committee thereof.

      “Board Resolution” means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

      “Capitalized Lease Obligation” means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

      “Capital Stock” means:

(1) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person; and

(2) with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person.

“Cash Equivalents” means:

(1) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

(2) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor’s, a division of the McGraw-Hill Companies (“S&P”) or Moody’s Investors Service, Inc. (“Moody’s”);

(3) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody’s;

(4) certificates of deposit or bankers’ acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250.0 million;

(5) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above; and

(6) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (1) through (5) above.

      “Change of Control” means the occurrence of one or more of the following events:

(1) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company and its Restricted Subsidiaries, taken as a whole, to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a “Group”), together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indenture);

(2) the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of the Indenture);

(3) any Person or Group (other than any entity formed for the purpose of owning Capital Stock of the Company) shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of the Company; or

(4) the replacement of a majority of the Board of Directors of the Company over a two-year period from the directors who constituted the Board of Directors of the Company at the beginning of such period, and such replacement shall not have been approved by a vote of at least a majority of the Board of Directors of the Company then still in office who either were members of such Board of Directors at the beginning of such period or whose election as a member of such Board of Directors was previously so approved.

      “Commission” means the Securities and Exchange Commission.

      “Common Stock” of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person’s common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

      “Consolidated EBITDA” means, with respect to any Person, for any period, the sum (without duplication) of:

(1) Consolidated Net Income; and

(2) to the extent Consolidated Net Income has been reduced thereby:

(a) all income taxes of such Person and its Subsidiaries paid or accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary, unusual or nonrecurring gains or losses or taxes attributable to sales or dispositions outside the ordinary course of business);

(b) Consolidated Interest Expense; and

(c) Consolidated Non-cash Charges less any non-cash items increasing Consolidated Net Income for such period, all as determined on a consolidated basis for such Person and its Restricted Subsidiaries in accordance with GAAP.

      “Consolidated Fixed Charge Coverage Ratio” means, with respect to any Person, the ratio of Consolidated EBITDA of such Person during the four full fiscal quarters (the “Four Quarter Period”) ending prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio for which financial statements are available (the “Transaction Date”) to Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated EBITDA” and “Consolidated Fixed Charges” shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

(1) the incurrence or repayment of any Indebtedness of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period; and

(2) any asset sales or other dispositions or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA (including any pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Exchange Act) attributable to the assets which are the subject of the Asset Acquisition or asset sale or other disposition during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter

Period and on or prior to the Transaction Date, as if such asset sale or other disposition or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period.

      If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness.

      “Consolidated Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:

(1) Consolidated Interest Expense; plus

(2) the product of (x) the amount of all cash dividend payments on any series of Preferred Stock of such Person and, to the extent permitted under the Indenture, its Restricted Subsidiaries (other than dividends paid in Qualified Capital Stock) paid, accrued or scheduled to be paid or accrued during such period times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local tax rate of such Person, expressed as a decimal.

In calculating “Consolidated Fixed Charges”:

(1) if interest on any Indebtedness actually incurred on the Transaction Date (including Acquired Indebtedness) may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four Quarter Period; and

(2) notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

      “Consolidated Interest Expense” means, with respect to any Person for any period, the sum of, without duplication:

(1) the aggregate of the net interest expense of such Person and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including without limitation: (a) any amortization of debt discount and amortization or write-off of deferred financing costs; (b) the net costs under Interest Swap Obligations; (c) all capitalized interest; and (d) the interest portion of any deferred payment obligation; and

(2) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.

      “Consolidated Net Income” means, with respect to any Person, for any period, the aggregate net income (or loss) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom (without duplication):

(1) after-tax gains and after-tax losses from Asset Sales (without regard to the $2.5 million limitation set forth in the definition thereof) or abandonments or reserves relating thereto;

(2) after tax items classified as extraordinary or nonrecurring gains;

(3) the net income or loss of any Person acquired prior to the date it becomes a Restricted Subsidiary of the referent Person or is merged or consolidated with the referent Person or any Restricted Subsidiary of the referent Person;

(4) the net income (but not loss) of any Restricted Subsidiary of the referent Person to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by a contract, operation of law or otherwise;

(5) the net income of any Person, other than a Restricted Subsidiary of the referent Person, except to the extent of cash dividends or distributions paid to the referent Person or to a Wholly Owned Restricted Subsidiary of the referent Person by such Person;

(6) any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date;

(7) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued); and

(8) in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person’s assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets.

      “Consolidated Non-cash Charges” means, with respect to any Person, for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charge which requires an accrual of or a reserve for cash charges for any future period).

      “Credit Agreement” means the Five-Year Credit Agreement dated as of November 5, 1999 as amended through the Issue Date, among the Company, the lenders listed therein in their capacities as lenders thereunder and The Bank of Nova Scotia, as administrative agent, Bank One, Michigan, as syndication agent and SunTrust Bank as documentation agent, together with the documents related thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder (provided that such increase in borrowings is permitted by the “Limitation on Incurrence of Additional Indebtedness” covenant above) or adding Restricted Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement and/or any one or more successor or replacement agreements and whether by the same or any other agent, lender or group of lenders.

      “Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary of the Company against fluctuations in currency values.

      “Default” means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

      “Disqualified Capital Stock” means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event (other than an event which would constitute a Change of Control), matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except, in each case, upon the occurrence of a Change of Control) on or prior to the final maturity date of the Notes.

      “Domestic Restricted Subsidiary” means a Restricted Subsidiary incorporated or otherwise organized or existing under the laws of the United States, any state thereof or any territory or possession of the United States.

      “Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

      “fair market value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by the senior management or the Board of Directors of the Company for values less than $10.0 million and the Board of Directors of the Company for values of $10.0 million or greater, in each case acting reasonably and in good faith and, if so determined by the Board of Directors, shall be evidenced by a Board Resolution of the Company delivered to the Trustee.

      “Foreign Restricted Subsidiary” means any Restricted Subsidiary of the Company other than a Domestic Restricted Subsidiary.

      “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

      “Guarantor” means: (1) each of the Company’s Domestic Restricted Subsidiaries as of the Issue Date other than Intermet International, Inc., Intermet Holding Company, Transnational Indemnity Company and Western Capital Corporation; and (2) each of the Company’s Restricted Subsidiaries that in the future executes a supplemental indenture in which such Restricted Subsidiary agrees to be bound by the terms of the Indenture as a Guarantor; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Guarantee is released in accordance with the terms of the Indenture; and provided further that Intermet International, Inc., Intermet Holding Company, Transnational Indemnity Company and Western Capital Corporation shall not be Guarantors unless so designated in writing by the Company.

      “Indebtedness” means with respect to any Person, without duplication:

(1) all Obligations of such Person for borrowed money;

(2) all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all Capitalized Lease Obligations of such Person;

(4) all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 180 days or more or are being contested in good faith);

(5) all Obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction;

(6) guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (1) through (5) above and clause (8) below;

(7) all Obligations of any other Person of the type referred to in clauses (1) through (6) which are secured by any Lien on any property or asset of such Person, the amount of such Obligation being deemed to be the lesser of the fair market value of such property or asset and the amount of the Obligation so secured;

(8) all Obligations under Currency Agreements and Interest Swap Obligations of such Person;

(9) all Obligations under Qualified Securitization Transactions except obligations of a Securitization Entity; and

(10) all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any.

      For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock. Any Indebtedness which is incurred at a discount to the principal amount at maturity thereof shall be deemed to have been incurred at the full principal amount at maturity thereof.

      “Independent Financial Advisor” means a firm: (1) which does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect financial interest in the Company; and (2) which, in the judgment of the senior management (except with respect to Affiliate Transactions to which they are a party) or the Board of Directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

      “Interest Swap Obligations” means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

      “Investment” means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other Person. “Investment” shall exclude extensions of trade credit by the Company and its Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices of the Company or such Restricted Subsidiary, as the case may be. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Capital Stock of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Restricted Subsidiary is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Common Stock of such Restricted Subsidiary not sold or disposed of. If the Company designates any of its Restricted Subsidiaries to be an Unrestricted Subsidiary, the Company shall be deemed to have made an Investment on the date of such designation equal to the Designation Amount determined in accordance with the definition of “Unrestricted Subsidiary.”

      “Issue Date” means June 13, 2002.

      “Lien” means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

      “Net Cash Proceeds” means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by the Company or any of its Restricted Subsidiaries from such Asset Sale net of:

(1) reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions);

(2) taxes paid or payable after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements;

(3) repayment of Indebtedness that is secured by the property or assets that are the subject of such Asset Sale; and

(4) appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

      “Non-recourse Debt” means Indebtedness:

(1) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

      “Obligations” means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness except Standard Securitization Undertakings.

      “Permitted Business” means any business that is the same, similar, reasonably related, complementary or incidental to the business in which the Company or any of its Restricted Subsidiaries are engaged on the Issue Date.

      “Permitted Indebtedness” means, without duplication, each of the following:

(1) Indebtedness under the Notes and the Guarantees given in connection therewith, in each case issued on the Issue Date;

(2) Indebtedness incurred pursuant to the Credit Agreement in an aggregate principal amount at any time outstanding not to exceed $300.0 million less the amount of all required permanent repayments (which are accompanied by a corresponding permanent commitment reduction) thereunder with the Net Cash Proceeds from Asset Sales;

(3) other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the Issue Date reduced by the amount of any scheduled amortization payments or mandatory prepayments when actually paid or permanent reductions thereon;

(4) Interest Swap Obligations of the Company or any Restricted Subsidiary of the Company covering Indebtedness of the Company or any of its Restricted Subsidiaries; provided, however, that the notional principal amount of such Interest Swap Obligation does not, at the time of the incurrence thereof, exceed the principal amount of the Indebtedness to which such Interest Swap Obligation relates;

(5) Indebtedness under Currency Agreements; provided that in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the Indebtedness of the Company and its Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(6) Indebtedness of a Restricted Subsidiary of the Company to the Company or to a Guarantor or a Wholly Owned Restricted Subsidiary of the Company for so long as such Indebtedness is held by the Company or a Guarantor or a Wholly Owned Restricted Subsidiary of the Company, in each case subject to no Lien (other than pursuant to the Credit Agreement) held by a Person other than the Company or a Guarantor or a Wholly Owned Restricted Subsidiary of the Company; provided that if as of any date any Person other than the Company or a Guarantor or a Wholly Owned Restricted Subsidiary of the Company owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the issuer of such Indebtedness;

(7) Indebtedness of the Company to a Restricted Subsidiary of the Company for so long as such Indebtedness is held by a Restricted Subsidiary of the Company and subject to no Lien (other than pursuant to the Credit Agreement); provided that (a) such Indebtedness is unsecured and subordinated, pursuant to a written agreement, to the Company’s obligations under the Indenture and the Notes and (b) if as of any date any Person other than a Restricted Subsidiary of the Company owns or holds any such Indebtedness or any Person holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the Company;

(8) Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price, earn out or other similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets of the Company or a Restricted Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets of the Company or Restricted Subsidiary for the purpose of financing such acquisition; provided that the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Company and its Restricted Subsidiaries in connection with such disposition;

(9) Indebtedness consisting of take-or-pay obligations contained in supply agreements entered into by the Company or any of the Restricted Subsidiaries in the ordinary course;

(10) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within two business days of incurrence;

(11) Indebtedness of the Company or any of its Restricted Subsidiaries in respect of performance bonds, bankers’ acceptances, workers’ compensation claims, surety or appeal bonds, payment obligations in connection with self-insurance or similar obligations, and bank overdrafts (and letters of credit in respect thereof) in the ordinary course of business;

(12) Indebtedness represented by Capitalized Lease Obligations and Purchase Money Indebtedness of the Company and its Restricted Subsidiaries incurred in the ordinary course of business not to exceed $20.0 million at any one time outstanding;

(13) Refinancing Indebtedness;

(14) Indebtedness of the Company’s Foreign Restricted Subsidiaries in an aggregate principal amount not to exceed the sum of (A) 80% of the net book value of the accounts receivable of the Foreign Restricted Subsidiaries, and (B) 50% of the net book value of the inventory of the Foreign Restricted Subsidiaries, in each case as of the most recent balance sheet date;

(15) the incurrence by a Securitization Entity of Indebtedness in a Qualified Securitization Transaction that is Non-Recourse Debt (except for Standard Securitization Undertakings) with respect to the Company and its Restricted Subsidiaries; and

(16) additional Indebtedness of the Company and its Restricted Subsidiaries in an aggregate principal amount not to exceed $20.0 million at any one time outstanding (which amount may, but need not, be incurred in whole or in part under the Credit Agreement).

      For purposes of determining compliance with the “Limitation on Incurrence of Additional Indebtedness” covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (16) above or is entitled to be incurred pursuant to the Consolidated Fixed Charge Coverage Ratio provisions of such covenant, the Company shall, in its sole discretion, classify (or later reclassify) such item of Indebtedness in any manner that complies with this covenant. Accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Capital Stock in the form of additional shares of the same class of Disqualified Capital Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Capital Stock for purposes of the “Limitations on Incurrence of Additional Indebtedness” covenant.

      “Permitted Investments” means:

(1) Investments by the Company or any Restricted Subsidiary of the Company in any Person that is or will become immediately after such Investment a Guarantor or a Wholly Owned Restricted Subsidiary of the Company that is not a Guarantor or that will merge or consolidate into the Company, a Guarantor or a Wholly Owned Restricted Subsidiary of the Company that is not a Guarantor;

(2) Investments in the Company by any Restricted Subsidiary of the Company; provided that any Indebtedness evidencing such Investment is unsecured and subordinated, pursuant to a written agreement, to the Company’s obligations under the Notes and the Indenture;

(3) Investments in cash and Cash Equivalents;

(4) loans and advances to directors, employees and officers of the Company and its Restricted Subsidiaries in the ordinary course of business for bona fide business purposes not in excess of $2.5 million at any one time outstanding;

(5) Currency Agreements and Interest Swap Obligations entered into in the ordinary course of the Company’s or its Restricted Subsidiaries’ businesses and not for speculative purposes and otherwise in compliance with the Indenture;

(6) additional Investments (including, without limitation, Investments in Unrestricted Subsidiaries and joint ventures) having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (6) that are at that time outstanding, not to exceed $7.5 million at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(7) Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers;

(8) Investments made by the Company or its Restricted Subsidiaries as a result of consideration received in connection with an Asset Sale made in compliance with the “Limitation on Asset Sales” covenant;

(9) Investments existing on the Issue Date;

(10) Investments in Permitted Joint Ventures of up to $17.5 million outstanding at any one time;

(11) any Investment by the Company or a Subsidiary of the Company in a Securitization Entity or any Investment by a Securitization Entity in any other Person in connection with a Qualified Securitization Transaction; provided that any Investment in a Securitization Entity is in the form of a purchase money note or any equity interest; and

(12) any acquisition of assets solely in exchange for the issuance of Qualified Capital Stock of the Company.

      “Permitted Joint Venture” means an entity characterized as a joint venture (however structured) in which the Company or a Restricted Subsidiary (a) owns at least 10% of the ownership interest and (b) has the right to receive a percentage of the profits or distributions at least equal to the percentage of its ownership interest; provided that such joint venture is not a Restricted Subsidiary.

      “Permitted Liens” means the following types of Liens:

(1) Liens existing as of the Issue Date to the extent and in the manner such Liens are in effect on the Issue Date;

(2) Liens securing the Notes and the Guarantees;

(3) Liens securing Indebtedness under the Credit Agreement; provided that such Indebtedness does not exceed the greater of (a) the amount of Indebtedness permitted to be incurred pursuant to clause (2) of the definition of “Permitted Indebtedness” and (b) the sum of (A) 80% of the net book value of the accounts receivable of the Company and the Domestic Restricted Subsidiaries and (B) 50% of the net book value of the inventory of the Company and the Domestic Restricted Subsidiaries;

(4) Liens in favor of the Company or any Restricted Subsidiary of the Company;

(5) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary, provided that such Liens were in existence prior to the contemplation of such acquisition;

(6) Liens securing Refinancing Indebtedness which is incurred to Refinance any Indebtedness which has been secured by a Lien permitted under the Indenture and which has been incurred in accordance with the provisions of the Indenture; provided, however, that such Liens: (i) are no less favorable to the Holders and are not more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced; and (ii) do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries not securing the Indebtedness so Refinanced;

(7) Liens for taxes, assessments or governmental charges or claims either (a) not delinquent or (b) being contested in good faith by appropriate proceedings and as to which the Company or its Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

(8) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

(9) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

(10) judgment liens not giving rise to an Event of Default so long as such Liens are adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(11) easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

(12) Liens upon specific items of inventory or other goods and proceeds of the Company or any of its Restricted Subsidiaries securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(14) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Company or any of its Restricted Subsidiaries, including rights of offset and set-off;

(15) Liens securing Interest Swap Obligations which Interest Swap Obligations relate to Indebtedness that is otherwise permitted pursuant to clause (4) of the definition of “Permitted Indebtedness”;

(16) Liens securing Capitalized Lease Obligations and Purchase Money Indebtedness; provided, however, that in the case of Capitalized Lease Obligations, such Liens do not extend to any property or assets which are not leased property subject to such Capitalized Lease Obligations;

(17) Liens securing Indebtedness under Currency Agreements permitted to be incurred pursuant to clause (5) of the definition of “Permitted Indebtedness”;

(18) Liens securing Acquired Indebtedness incurred in accordance with the “Limitation on Incurrence of Additional Indebtedness” covenant; provided that:

(a) such Liens secured such Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company and were not granted in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company; and

(b) such Liens do not extend to or cover any property or assets of the Company or of any of its Restricted Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company or a Restricted Subsidiary of the Company and are no more favorable to the lienholders than those securing the Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company;

(19) Liens securing Indebtedness permitted to be incurred pursuant to clause (14) of the definition of “Permitted Indebtedness”;

(20) Liens securing Indebtedness permitted to be incurred pursuant to clause (15) of the definition of “Permitted Indebtedness”;

(21) Liens securing Indebtedness permitted to be incurred pursuant to clause (16) of the definition of “Permitted Indebtedness”; and

(22) Other Liens incurred in the ordinary course of business of the Company or any of its Restricted Subsidiaries with respect to obligations that do not exceed $5.0 million in the aggregate.

      “Person” means an individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

      “Preferred Stock” of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

      “Public Equity Offering” means an underwritten public offering of Qualified Capital Stock of the Company pursuant to a registration statement filed with the Commission in accordance with the Securities Act.

      “Purchase Money Indebtedness” means Indebtedness of the Company and its Restricted Subsidiaries incurred in the normal course of business for the purpose of financing all or any part of the purchase price, or the cost of installation, construction or improvement, of property or equipment; provided, however, that (1) the amount of such Indebtedness shall not exceed such purchase price or cost, (2) such Indebtedness shall not be secured by any asset other than the specified asset being financed or, in the case of real property or fixtures, including additions and improvements, the real property to which such asset is attached and (3) such Indebtedness shall be incurred within 90 days after such acquisition of such asset by the Company or such Restricted Subsidiary or such installation, construction or improvement.

      “Qualified Capital Stock” means any Capital Stock that is not Disqualified Capital Stock.

      “Qualified Securitization Transaction” means any transaction or series of transactions pursuant to which the Company or any of its Restricted Subsidiaries may (a) sell, contribute, convey or otherwise transfer to a

Securitization Entity (in the case of a transfer by the Company or any of its Restricted Subsidiaries), and (b) any transaction by and between Securitization Entities and any other Person whether in the form of a sale or the granting of a security interest in, any accounts receivable (which, for the purposes of this definition include other payment obligations due to the Company or a Restricted Subsidiary) or equipment (whether now existing or arising or acquired in the future) of the Company or any of its Restricted Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable and equipment and other assets (including contract rights and all guarantees or other obligations in respect to such accounts receivable and equipment, proceeds of such accounts receivable and equipment and other assets (including contract rights) which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable and equipment, all of the foregoing for the purpose of providing working capital financing on terms that are more favorable to the Company and its Restricted Subsidiaries than would otherwise be available at that time.

      “Refinance” means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. “Refinanced” and “Refinancing” shall have correlative meanings.

      “Refinancing Indebtedness” means any Refinancing by the Company or any Restricted Subsidiary of the Company of Indebtedness incurred in accordance with the “Limitation on Incurrence of Additional Indebtedness” covenant (other than pursuant to clauses (2), (4), (5), (6), (7), (8), (9), (10), (11), (12), (14), (15) or (16) of the definition of “Permitted Indebtedness”), in each case that does not:

(1) result in an increase in the aggregate principal amount of Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable fees and expenses incurred by the Company in connection with such Refinancing); or

(2) create Indebtedness with: (a) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced; or (b) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; provided that (x) if such Indebtedness being Refinanced is Indebtedness solely of the Company, then such Refinancing Indebtedness shall be Indebtedness solely of the Company and (y) if such Indebtedness being Refinanced is subordinate or junior to the Notes, then such Refinancing Indebtedness shall be subordinate to the Notes at least to the same extent and in the same manner as the Indebtedness being Refinanced.

      “Registration Rights Agreement” means the registration rights agreement dated as of the Issue Date among the Company, the Guarantors and the initial purchasers.

      “Restricted Subsidiary” of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary.

      “Sale and Leaseback Transaction” means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Restricted Subsidiary of the Company of any property, whether owned by the Company or any Restricted Subsidiary of the Company at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such Property.

      “Securities Act” means the Securities Act of 1933, as amended, or any successor statute or statutes thereto.

      “Securitization Entity” means a Wholly Owned Subsidiary of the Company (or another Person in which the Company or any Subsidiary of the Company makes an Investment and to which the Company or any Subsidiary of the Company transfers accounts receivable or equipment and related assets) that engages in no activities other than in connection with the financing of accounts receivable (which, for the purposes of this definition include other payment obligations due to the Company or a Restricted Subsidiary) or equipment and that is designated by the Board of Directors of the Company (as provided below) as a Securitization

Entity (a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by the Company or any other Restricted Subsidiary (excluding guarantees of Obligations (other than the principal of, and interest on, Indebtedness)) pursuant to Standard Securitization Undertakings, (ii) is recourse to or obligates the Company or any Restricted Subsidiary in any way other than pursuant to Standard Securitization Undertakings, (b) with which neither the Company nor any Restricted Subsidiary has any material contract, agreement, arrangement or understanding other than on terms no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company, other than fees payable in the ordinary course of business in connection with servicing accounts receivable of such entity, and (c) to which neither the Company nor any Restricted Subsidiary has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results. Any such designation by the Board of Directors shall be evidenced to each of the Trustees by filing with the Trustees a certified copy of the resolution of the Board of Directors giving effect to such designation and an officer’s certificate certifying that such designation complied with the foregoing conditions.

      “Significant Subsidiary”, with respect to any Person, means (1) any Restricted Subsidiary of such Person that satisfies the criteria for a “significant subsidiary” set forth in Rule 1.02(w) of Regulation S-X under the Exchange Act as such Regulation is in effect on the Issue Date and (2) any Restricted Subsidiary of such Person that, when aggregated with all other Restricted Subsidiaries of such Person that are not otherwise Significant Subsidiaries and as to which any event described in clause (6) under “— Events of Default” has occurred and is continuing, would constitute a Significant Subsidiary under clause (1) of this definition.

      “Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by the Company or any Subsidiary of the Company that are reasonably customary in securitization transactions relating to accounts receivable (including other payment obligations due to the Company or a Restricted Subsidiary) or equipment.

      “Subordinated Indebtedness” means Indebtedness of the Company or any Guarantor that is subordinated or junior in right of payment to the Notes or such Guarantee, as the case may be.

      “Subsidiary”, with respect to any Person, means:

(1) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person; or

(2) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

      “Unrestricted Subsidiary” of any Person means:

(1) any Subsidiary of such Person that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

      The Board of Directors may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided that:

(1) the Company certifies to the Trustee that such designation complies with the “Limitation on Restricted Payments” covenant, including that the Company would be permitted to make, at the time of such designation, (a) a Permitted Investment or (b) an Investment pursuant to the first paragraph of the “Limitation on Restricted Payments” covenant, in either case, in an amount (the “Designation Amount”) equal to the fair market value of the Company’s proportionate interest in such Subsidiary on such date; and

(2) each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries.

      The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if:

(1) immediately after giving effect to such designation, the Company is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the “Limitation on Incurrence of Additional Indebtedness” covenant; and

(2) immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing.

      Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the foregoing provisions.

      Any Securitization Entity now existing or hereinafter created shall be an Unrestricted Subsidiary if it only engages in one or more Qualified Securitization Transactions.

      “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into (b) the sum of the total of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

      “Wholly Owned Restricted Subsidiary” of any Person means any Wholly Owned Subsidiary of such Person which at the time of determination is a Restricted Subsidiary of such Person.

      “Wholly Owned Subsidiary” of any Person means any Subsidiary of such Person of which all the outstanding voting securities (other than in the case of a foreign Subsidiary, directors’ qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any Wholly Owned Subsidiary of such Person.

PLAN OF DISTRIBUTION

      Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in the exchange offer, where the exchange notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days after the effective date of the registration statement of which this prospectus is a part, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

      We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers in the exchange offer for their own account may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of any of the exchange notes. Any broker-dealer that resells exchange notes that were received by it in the exchange offer for its own account and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on such a resale of the exchange notes and any commissions or concessions received by those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus meeting the requirements of the Securities Act, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

      For a period of 90 days after the effective date of the registration statement of which this prospectus is a part, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We have agreed to pay certain expenses incident to our performance of or compliance with the registration rights agreement, other than commissions or concessions of any brokers or dealers, and will indemnify holders of the outstanding notes against certain liabilities, including liabilities under the Securities Act.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      THIS SUMMARY IS OF A GENERAL NATURE AND IS INCLUDED HEREIN SOLELY FOR INFORMATIONAL PURPOSES. THIS SUMMARY IS NOT INTENDED TO BE AND SHOULD NOT BE CONSTRUED TO BE LEGAL OR TAX ADVICE. NO REPRESENTATION WITH RESPECT TO THE CONSEQUENCES TO ANY PARTICULAR PURCHASER OF THE NOTES IS MADE. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

      The following general discussion is a summary of certain United States federal income tax considerations relevant to the purchase, ownership and disposition of the notes by holders thereof, based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated thereunder (“Treasury Regulations”), rulings, pronouncements, judicial decisions, and administrative interpretations, all of which are subject to change (possibly on a retroactive basis) at any time by legislative, judicial or administrative action. Any such changes may be applied retroactively in a manner that could affect adversely a holder of the notes. No assurances are provided that the Internal Revenue Service (the “IRS”) will not challenge the conclusions stated below, and no ruling from the IRS has been or will be sought on any of the matters discussed below.

      The following summary does not purport to be a complete analysis of all the potential U.S. federal income tax effects relating to the purchase, ownership and disposition of the notes. Without limiting the generality of the foregoing, the summary does not address the effect of any special rules applicable to certain types of holders, including, without limitation, dealers in securities, insurance companies, financial institutions, thrifts, tax-exempt entities, persons who hold notes as part of a straddle, hedge, conversion transaction, or other integrated investment, investors in securities that elect to use a market-to-market method of accounting for their securities holdings, or investors in pass through entities. In addition, the summary is limited to holders who are the initial purchasers of the notes at their original issue price and hold the notes as capital assets within the meaning of Section 1221 of the Code. This discussion does not address the effect of any U.S. state or local income or other tax laws, any U.S. federal estate and gift tax laws, any foreign tax laws, or any tax treaties.

U.S. Holders

      In general, the term “U.S. Holder” means (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any state thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or if the trust has made a valid election to be treated as a United States person.

      Taxation of Interest. Any interest earned on a note held by a U.S. Holder generally is required to be included in the holder’s gross income and is taxable as ordinary income for federal income tax purposes at the time that the interest is paid or accrued, in accordance with the holder’s regular method of tax accounting.

      Sale, Exchange or Disposition. In the case of a sale, exchange (other than an exchange of notes for exchange notes) or retirement of a note, the holder will recognize gain or loss equal to the difference, if any, between the proceeds received and the holder’s adjusted tax basis in the note. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the note. The holder’s tax basis in the note generally will equal the amount the holder paid for the note increased by any accrued but unpaid interest that the holder previously included in income. The amount of any proceeds attributable to accrued interest will not be taken into account in computing the holder’s capital gain or loss. Instead, that portion will be recognized as ordinary income to the extent that the holder has not previously included the accrued interest in income.

      Any gain or loss recognized on the sale or exchange of the note will be treated as a capital gain or loss. Such capital gain or loss will be treated as a long-term capital gain or loss if, at the time of the sale, exchange or retirement, the note has been held by the holder for more than one year; otherwise, the capital gain or loss will be short-term. Non-corporate taxpayers are subject to a lower tax rate on their long-term capital gains than the rates applicable to ordinary income. All taxpayers are subject to certain limitations on the deductibility of their capital losses. Moreover, the recognition of capital gain by an individual could cause the individual to exceed certain income thresholds, which, in turn, could affect adversely the individual’s ability to benefit from other provisions of the Code.

      Exchange Offer. A U.S. Holder should recognize no gain or loss on the exchange of the outstanding notes for exchange notes pursuant to the Exchange Offer. Consequently, (i) the holding period of the exchange note should include the holding period of the note exchanged therefor, and (ii) the adjusted tax basis of the exchange note should be the same as the adjusted tax basis of the note exchanged therefor immediately before the exchange.

      Redemptions. We intend to take the position that the likelihood of a redemption or repurchase by us in the event of a change of control is remote under applicable Treasury Regulations. We, therefore, do not intend to treat that likelihood as affecting the yield to maturity of the notes.

      We have an option to redeem the notes at any time on or after a certain date, and to redeem or repurchase all or a portion of the notes at certain times prior to the maturity date. Under the applicable Treasury Regulations, we will be deemed to have exercised that option if the exercise of that option would lower the yield of the notes. We believe that we will not be treated as having exercised that option under these regulations.

      Information Reporting and Backup Withholding. U.S. Holders of notes may be subject, under certain circumstances, to information reporting and backup withholding at a rate up to 30% on payments of interest, principal, gross proceeds from disposition of notes, and premium, if any. Currently, the backup withholding rate is 30% for 2002 — 2003, 29% for 2004 — 2005, and 28% for 2006 and thereafter. Backup withholding applies only if the U.S. Holder:

•	fails to furnish its social security or other taxpayer identification number (“TIN”) within a reasonable time after a request for such information; or

•	furnishes an incorrect TIN; or

•	fails to report interest properly; or

•	fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that the U.S. Holder is not subject to backup withholding.

      Backup withholding is not an additional tax. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit against such U.S. Holder’s U.S. federal income tax liability, and may entitle such holder to a refund, provided that the required information is furnished to the IRS. Certain persons are exempt from backup withholding, including corporations and financial institutions. U.S. Holders of notes should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such exemption.

      We will furnish annually to the IRS, and to record holders of the notes to whom we are required to furnish such information, information relating to the amount of interest paid and the amount of tax withheld, if any, with respect to payments on the notes.

Non-U.S. Holders

      The following summary is limited to the U.S. federal income tax consequences relevant to a holder of a note that is not a U.S. Holder (a “Non-U.S. Holder”).

      Taxation of Interest. Subject to the summary of backup withholding rules below, payments of interest on a note to any Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax if we or our paying agent receives certification to the effect that the holder is not:

•	an actual or constructive owner of 10% or more of the total voting power of all our voting stock; or

•	a controlled foreign corporation related (directly or indirectly) to us through stock ownership; or

•	a bank receiving interest described in Section 881(c)(3)(A) of the Code; or

•	receiving such interest payments as income effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States.

      Such certification requires that the Non-U.S. Holder provide us or our paying agent with a properly completed IRS Form W-8BEN (or substitute IRS Form W-8BEN or the appropriate successor form) under penalties of perjury which provides the Non-U.S. Holder’s name and address and certifies that the Non-U.S. Holder is a Non-U.S. Holder. Alternatively, in a case where a security clearing organization, bank or other financial institution holds the notes in the ordinary course of its trade or business (a “financial institution”) on behalf of the Non-U.S. Holder, certification requires that we or our paying agent receive from the financial institution a certification under penalties of perjury that a properly completed IRS Form W-8BEN (or substitute IRS Form W-8BEN or the appropriate successor form) has been received by it, or by another such financial institution, from the Non-U.S. Holder, and a copy of such a form is furnished to the payor. Special rules apply to payments made through a qualified intermediary.

      A Non-U.S. Holder that does not qualify for exemption from withholding under the preceding paragraph generally will be subject to withholding of U.S. federal income tax at the rate of 30% (or lower applicable treaty rate) on payments of interest on the notes.

      If the payments of interest on a note are effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States, such payments will be subject to U.S. federal income tax on a net basis at the rates applicable to U.S. persons generally (and, if the Non-U.S. Holder is a corporation for U.S. federal income purposes, may be subject also to a 30% branch profits tax on the “dividend equivalent amount”). If payments are subject to U.S. federal income tax on a net basis in accordance with the rules described in the preceding sentence, such payments will not be subject to U.S. withholding tax so long as the holder provides us or the paying agent with appropriate certification.

      Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties, which may provide for a lower rate of withholding tax, exemption from or reduction of branch profits tax, or other rules different from those described above.

      Sale, Exchange or Disposition. Subject to the summary of backup withholding rules below, any gain realized by a Non-U.S. Holder on the sale, exchange, retirement or other disposition of a note generally will not be subject to U.S. federal income tax, unless:

•	such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are satisfied; or

•	the Non-U.S. Holder is subject to tax under provisions of the Code applicable to certain U.S. expatriates (including certain former citizens or residents of the United States).

      Exchange Offer. A non-U.S. Holder should recognize no gain or loss on the exchange of the outstanding notes for exchange notes pursuant to the Exchange Offer. See above “Certain U.S. Federal Income Tax Considerations — U.S. Holders — Exchange Offer.”

      Redemptions. See above “Certain U.S. Federal Income Tax Considerations — U.S. Holders — Redemptions.”

      Information Reporting and Backup Withholding. We must report annually to the IRS and to each Non-U.S. Holder any interest that is paid to the Non-U.S. Holder. Copies of these information returns also may be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

      Treasury regulations provide that the backup withholding tax and certain information reporting will not apply to such payments of interest with respect to which either the requisite certification, as described above, has been received or an exemption otherwise has been established, provided that neither we nor our paying agent have actual knowledge that the Non-U.S. Holder is, in fact, a United States person or that the conditions of any other exemption are not, in fact, satisfied.

      The payment of proceeds from the disposition of the notes to or through the United States office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied. The payment of proceeds from the disposition of the notes to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of proceeds from the disposition of the notes to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not back-up withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary.

      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the Non-U.S. Holder’s United States federal income tax liability, provided that the required information is provided to the IRS.

      THE PRECEDING SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT LEGAL OR TAX ADVICE. ACCORDINGLY, PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN ADVISORS ON THE U.S. FEDERAL, STATE, AND LOCAL, AND FOREIGN TAX CONSEQUENCES OF THEIR PURCHASE, OWNERSHIP, AND DISPOSITION OF THE NOTES, AND ON THE CONSEQUENCES OF ANY CHANGES IN APPLICABLE LAW.

LEGAL MATTERS

      The legality of the securities offered hereby will be passed upon for us by Foley & Lardner, Detroit, Michigan.

EXPERTS

      Ernst & Young, LLP, independent auditors, have audited our consolidated financial statements at December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, as set forth in their report. We’ve included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public at the SEC’s web site at http://www.sec.gov.

      This prospectus is part of a registration statement we filed with the SEC. The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference our quarterly report on Form 10-Q for the quarter ended June 30, 2002 (Commission File No. 0-13787), our current report on Form 8-K filed August 15, 2002 (Commission File No. 0-13787), and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until the exchange offer is terminated.

      You may request a copy of those filings, at no cost, by writing or telephoning us at the following:

INTERMET Corporation 5445 Corporate Drive Troy, Michigan 48098-2583 Attention: Ms. Bytha Mills (248) 952-2500

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OF INTERMET CORPORATION

INTERMET CORPORATION

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three months ended
	March 31,

	2002	2001

	(Unaudited)

	(in thousands of dollars,
	except per share data)
Net sales	$206,096	$223,732
Cost of sales	185,577	206,387

Gross profit	20,519	17,345
Operating expenses:
Selling, general and administrative	8,060	7,891
Goodwill amortization		1,558
Other operating expenses	(59)	(115)

Operating profit	12,518	8,011
Other income (expense):
Interest, net	(6,354)	(7,915)
Other income, net	546	1,848

	(5,808)	(6,067)
Income before income taxes	6,710	1,944
Provision for income taxes	2,355	1,144

Net income before cumulative effect of a change in accounting principle	4,355	800
Cumulative effect of a change in accounting principle, net of tax	481	—

Net income	$4,836	$800

Earnings per common share:
Basic:
Earnings before cumulative effect of a change in accounting principle	$0.17	$0.03
Cumulative effect of a change in accounting principle	0.02	—

Net earnings available to common shareholders	$0.19	$0.03

Diluted:
Earnings before cumulative effect of a change in accounting principle	$0.17	$0.03
Cumulative effect of a change in accounting principle	0.02	—

Net earnings available to common shareholders	$0.19	$0.03

Weighted average shares outstanding:
Basic	25,398	25,363
Diluted	25,784	25,679

See accompanying notes.

INTERMET CORPORATION

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2002	2001

	(Unaudited)

	(in thousands of dollars)
ASSETS
Current assets:
Cash and cash equivalents	$2,508	$13,866
Accounts receivable:
Trade, less allowance for doubtful accounts of $10,940 in 2002 and $10,727 in 2001	85,178	95,601
Other	13,453	16,439

	98,631	112,040
Inventories	66,368	71,857
Other current assets	35,499	33,632

Total current assets	203,006	231,395
Property, plant and equipment, at cost	646,156	646,637
Less:
Accumulated depreciation and foreign industrial development grants, net of amortization	287,160	275,881

Net property, plant and equipment	358,996	370,756
Goodwill	217,016	217,016
Other noncurrent assets	28,724	24,166

Total assets	$807,742	$843,333

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$72,374	$81,244
Income taxes and other accrued liabilities	71,750	63,008
Long-term debt due within one year	163,349	173,352

Total current liabilities	307,473	317,604
Noncurrent liabilities:
Long-term debt due after one year	162,842	190,070
Retirement benefits	60,082	60,583
Other noncurrent liabilities	21,323	21,796

Total noncurrent liabilities	244,247	272,449
Shareholders’ equity:
Common stock	2,590	2,590
Capital in excess of par value	56,765	56,761
Retained earnings	211,322	207,512
Accumulated other comprehensive income	(14,462)	(13,389)
Unearned restricted stock	(193)	(194)

Total shareholders’ equity	256,022	253,280

Total liabilities and shareholders’ equity	$807,742	$843,333

See accompanying notes.

INTERMET CORPORATION

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended
	March 31,

	2002	2001

	(Unaudited)

	(in thousands of dollars)
Operating Activities:
Net income	$4,836	$800
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation	12,560	12,795
Amortization	413	1,826
Results of equity investment	(175)	(152)
Changes in operating assets and liabilities:
Accounts receivable	12,945	(3,701)
Inventories	5,329	7,452
Accounts payable and accrued taxes	(1,034)	(25,337)
Other assets and liabilities	(5,883)	(7,211)

Net cash provided by (used in) operating activities	28,991	(13,528)
Investing Activities:
Additions to property, plant and equipment	(1,595)	(12,760)
Proceeds from sale of fixed assets	169	—

Net cash used in investing activities	(1,426)	(12,760)
Financing Activities:
Net (decrease) increase in revolving credit facility and term loan	(37,221)	93,284
Dividends paid	(1,017)	(1,015)
Purchase of common stock	(4)	—

Net cash (used in) provided by financing activities	(38,242)	92,269
Effect of exchange rate changes on cash and cash equivalents	(681)	1,463

Net (decrease) increase in cash and cash equivalents	(11,358)	67,444
Cash and cash equivalents at beginning of period	13,866	19,737

Cash and cash equivalents at end of period	$2,508	$87,181

See accompanying notes.

INTERMET CORPORATION

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2002 (Unaudited)

1.     Basis of Presentation

      The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002.

      The balance sheet at December 31, 2001 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.

      The data provided for the three months ended March 31, 2001 vary from amounts previously reported on the Intermet Form 10-Q for the quarter ended March 31, 2001. See note 13 to the audited financial statements contained in the INTERMET Form 10-K for the year ended December 31, 2001 for a reconciliation of the amounts given with those previously reported.

      For further information, refer to the consolidated financial statements and footnotes thereto included in the INTERMET annual report on Form 10-K for the year ended December 31, 2001.

2.     Inventories

      Net inventories consist of the following (in thousands of dollars):

	March 31,	December 31,
	2002	2001

Finished goods	$13,698	$15,756
Work in process	10,713	12,080
Raw materials	7,135	6,259
Supplies and patterns	34,822	37,762

	$66,368	$71,857

3.     Property, Plant and Equipment

      Gross property, plant and equipment consist of the following (in thousands of dollars):

	March 31,	December 31,
	2002	2001

Land	$5,199	$5,204
Buildings and improvements	123,752	122,425
Machinery and equipment	503,102	505,025
Construction in progress	14,103	13,983

	$646,156	$646,637

INTERMET CORPORATION

NOTES TO INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

4.     Adoption of Accounting Policy

      We had goodwill of $217.0 million and accumulated amortization of $21.9 million at March 31, 2002 and December 31, 2001 which consists of costs in excess of net assets acquired. On January 1, 2002, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” Under this statement, goodwill is no longer amortized but is subject to annual impairment tests (or more frequent tests if impairment indicators arise). As required under SFAS 142, we wrote off negative goodwill of $481,000, net of taxes, as a cumulative effect of a change in accounting principle. We are assessing the potential impact of SFAS No. 142 related to the impairment analysis of goodwill. We have not yet determined the effect, if any, of the impairment test as of January 1, 2002. We will complete this assessment in the second quarter of 2002. Any impairment as a result of this test would be reflected as a cumulative effect of a change in accounting principle. The following table is presented as if goodwill was no longer amortized as of January 1, 2001 (in thousands of dollars, except per share data):

	For the three
	months
	ended March 31,

	2002	2001

Reported net income after cumulative effect of a change in accounting principle	$4,836	$800
Add back: Goodwill amortization, net of taxes		1,370

Adjusted net income	$4,836	$2,170

Basic earnings-per-share:
Reported net income	$0.19	$0.03
Add back: Goodwill amortization, net of taxes		0.05

Adjusted net income	$0.19	$0.08

Diluted earnings-per-share:
Reported net income	$0.19	$0.03
Add back: Goodwill amortization, net of taxes		0.05

Adjusted net income	$0.19	$0.08

5.     Debt

      In July of 2001 INTERMET entered into an agreement with our banks providing for a new term loan facility for $182.8 million, replacing an existing $200 million term loan and a $15 million unsecured note held by Scotia Bank. At the same time, INTERMET renegotiated certain of the terms of our existing $300 million revolving credit facility. The interest rate on the new term loan, as well as our existing revolving facility is currently LIBOR plus 3.25% (as of March 31, 2002 the rate was approximately 5.2%). The new term loan facility expires on December 20, 2002 while the term of the revolving facility remains in effect until November, 2004.

INTERMET CORPORATION

NOTES TO INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

      Long term debt consists of the following (in thousands of dollars):

	March 31,	December 31,
	2002	2001

Total debt	$326,191	$363,422
Less amounts due within one year	163,349	173,352

Debt due after one year	$162,842	$190,070

      Maturities of long-term debt at March 31, 2002 and for each twelve-month period ended March 31 are as follows (in thousands of dollars):

2003	$163,349
2004	1,493
2005	122,911
2006	1,310
2007 and Thereafter	37,128

Totals	$326,191

6.     Comprehensive Income

      Total comprehensive income consisted of the following (in thousands of dollars):

	Three months
	ended March 31,

	2002	2001

Net income	$4,836	$800
Other comprehensive income (loss):
Fair value of interest rate swap	442	(412)
Foreign currency translation adjustment	(1,515)	290

Total other comprehensive loss	(1,073)	(122)

Total comprehensive income	$3,763	$678

7.     Financial Instruments

      Effective January 1, 2001, INTERMET adopted SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, which requires that all derivative instruments be reported on the balance sheet at fair value. The effect of SFAS 133 to INTERMET since adoption was to decrease Other Comprehensive Income by $1,416,000, net of related taxes. The adoption of SFAS 133 had no impact on the income statement for the period ended March 31, 2001. Since the interest rate swap hedge entered into was perfectly effective, the short cut method of accounting for derivatives was utilized in accounting for the transaction.

      We assess market conditions periodically to determine whether it is beneficial to enter into transactions which protect against interest rate fluctuations on the variable portion of our long-term debt.

INTERMET CORPORATION

NOTES TO INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

8.     Reporting for Business Segments

      We evaluate the operating performance of our business units individually. Under the provisions of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” we have aggregated operating segments that have similar characteristics, including manufacturing processes and raw materials. The ferrous-metals segment consists of ferrous foundry operations and their related machining operations. The light-metals segment consists of aluminum, magnesium and zinc casting operations and their related machining operations. Corporate and other consists of operations that do not fall within the other segments and has been combined with the corporate business unit and its related expenses and eliminations. This information is displayed in the following table:

	Ferrous	Light	Corporate
	Metals	Metals	and Other	Consolidated

	(in thousands of dollars)
Three-month period ended March 31, 2002
Net sales	$133,637	$69,207	$3,252	$206,096
Operating profit (loss)	7,717	6,318	(1,517)	12,518
Interest, net			(6,354)	(6,354)
Other, net			546	546
Taxes			(2,355)	(2,355)
Cumulative effect of a change in accounting principle	481			481
Net income				4,836
Three-month period ended March 31, 2001
Net sales	$141,102	$78,868	$3,762	$223,732
Operating profit (loss)	10,362	965	(3,316)	8,011
Interest, net			(7,915)	(7,915)
Other, net			1,848	1,848
Taxes			(1,144)	(1,144)
Net income				800

9.     Environmental and Legal Matters

      INTERMET and its subsidiaries are a party to a number of environmental matters and legal proceedings in the ordinary course of business.

      On March 14, 2002, we entered into a Consent Order with the U.S. Environmental Protection Agency, which will require investigation of the nature and extent of any hazardous waste disposed of at our Radford, Virginia facilities. We have entered into this Consent Order in connection with the U.S. EPA’s Corrective Action Program. The Corrective Action Program is being undertaken on a nationwide basis by U.S. EPA pursuant to the Resource Conservation and Recovery Act of 1976, which is known as RCRA. The Corrective Action Program requires facilities that have historically generated or handled hazardous waste to determine whether those activities have or could adversely affect groundwater or adversely affect human health. We are in the early stages of this investigation. Because we historically disposed of waste material at this site, it is possible that fines or penalties could be assessed, or that remedial action could be required, with respect to that on-site disposal. Although we cannot predict the amount of any potential fines or penalties or the cost of remedial action, we do not believe that they would be material to our business or financial statements.

INTERMET CORPORATION

NOTES TO INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

      On March 5, 2000 the Company suffered a catastrophic accidental explosion and fire at its New River Foundry, located in Radford, Virginia. Three employees were fatally injured and others were injured, several seriously. On March 2, 2002 the representatives of the three deceased employees, and three of the injured employees, filed lawsuits seeking damages from the Company and others in the Circuit Court for the City of Radford, Virginia. It is also possible that one or more of the other defendants in these cases might assert cross-claims against the Company. We intend to defend these lawsuits on the ground that, among other things, the claims asserted against the Company are barred by the laws of Virginia governing workers’ compensation. The Company has both primary and excess liability insurance policies covering potential liability to employees and others and believes that it is adequately insured against any likely liability for deaths or injuries arising out of this incident. However, if the Company were held to be liable in these cases, and if its insurance policies did not provide coverage for the damages, the amounts that could be incurred could be material.

      On June 14, 2000 the Virginia Department of Environmental Quality (DEQ) issued a new air emissions permit for our Radford Foundry, located in Radford, Virginia. The permit required that new air emission controls be installed in the Radford Foundry and be operational by June 14, 2003. Our best current estimates are that the cost of these new emission controls will be approximately $4.3 million. On February 11, 2002 we formally requested from the DEQ that the deadline for compliance with the new requirements be extended to December 31, 2004. The DEQ has agreed to consider our request for an extension and we anticipate that they will act on the request during the third quarter of 2002. If the extension is not granted we might not be able to comply with the original deadline, or, if we were able to comply, the cost could be substantially higher than our estimates. If the extension is not granted and we are unable to comply by the original deadline, we could be forced to curtail or cease operations at the plant.

      We do not believe there are any other pending or threatened legal proceedings to which we are a party, or to which any of our property is subject, that will have a material adverse effect on our consolidated financial position, results of operations or liquidity taken as a whole.

10.     Earnings per Share

      Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. The dilutive earnings per share calculation reflects the assumed exercise of stock options.

	Three months ended
	March 31,

	2002	2001

	(in thousands, except
	per share data)
Numerator:
Net income	$4,836	$800

Denominator:
Denominator for basic earnings per share — weighted average shares	25,410	25,365
Effect of shares held in deferred compensation plan	(12)	(2)

Denominator for basic — earnings per share — adjusted weighted average shares	25,398	25,363

INTERMET CORPORATION

NOTES TO INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

	Three months ended
	March 31,

	2002	2001

	(in thousands, except
	per share data)
Effect of dilutive securities:
Shares held in deferred compensation plan	12	2
Employee stock options and unearned restricted stock	374	314

Denominator for diluted earnings per share — adjusted weighted average shares and assumed exercise of options	25,784	25,679

Fully diluted earnings per share	$0.19	$0.03

Basic earnings per share	$0.19	$0.03

      Dilutive earnings per share reflects the assumed exercise of stock options and issuance of unearned restricted stock.

11.     Impairment of Assets and Shutdown

      INTERMET permanently closed our Alexander City lost foam aluminum plant (“Alexander City”) on December 21, 2001. The Alexander City plant assets are in the process of being sold. Alexander City is included in the light metals segment of the Reporting for Business Segments footnote. The plant was purchased in 1995 and had employed 117 people. Alexander City had significant operational difficulties with the launches of complex components in late 2000 through the first quarter of 2001. This caused its two principal customers to question the viability of the facility. They began a re-sourcing process that became too difficult and expensive to be retracted once the turnaround at the plant had occurred. Alexander City had revenues and operating losses of $11 million and $3 million, respectively, for the three months ended March 31, 2001.

      The decision to close this foundry was the principal reason for recording an $11.7 million charge for impairment of assets and a $1.2 million charge for shutdown costs in the fourth quarter of 2001. The accrual for shutdown costs which is included in “Accrued liabilities” in the accompanying balance sheet as of December 31, 2001 consisted of $0.7 million for site remediation and disposal costs, $0.4 million for severance (for 18 salaried employees) and employee pay related costs, and $0.1 million in legal costs. During the first quarter of 2002, we paid $0.2 million of severance and pay related costs. The remaining $0.2 million that was accrued at December 31, 2001 related to severance and employee pay related costs is expected to be paid out in the second quarter. The amounts accrued at December 31, 2001 related to legal and site and remediation costs, continue to be our estimate of the costs to be incurred related to such items.

12.	Supplemental Condensed Consolidating Financial Information

      The Company expects to issue $175.0 million of senior notes, which will mature in 2009. The senior notes will be guaranteed by each of our domestic wholly-owned subsidiaries other than Intermet International, Inc., Intermet Holding Company, Transnational Indemnity Company, and Western Capital Corporation (“Combined Guarantor Subsidiaries”). The guarantees will be unconditional and joint and several. The senior notes will be effectively subordinated to any secured debt of the Company.

      Presented below are summarized condensed consolidating financial information for the Parent, the Combined Guarantor Subsidiaries, the Combined Non-Guarantor Subsidiaries and the Company on a

INTERMET CORPORATION

NOTES TO INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

consolidated basis as of March 31, 2002 and December 31, 2001, and for the three months ended March 31, 2002 and 2001.

	Three months ended March 31, 2002

		Combined	Combined
		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(in thousands)
INCOME STATEMENT DATA
Net sales	$—	$186,936	$22,303	$(3,143)	$206,096
Cost of sales	19	169,511	19,181	(3,134)	(185,577)

Gross profit	(19)	17,425	3,122	(9)	20,519
Selling, general and administrative	817	5,439	1,614	190	8,060
Other operating (income) expenses	64	(10)	77	(190)	(59)

Operating (loss) profit	(900)	11,996	1,431	(9)	12,518
Other income and expenses:
Interest (expense) income, net	(3,670)	(2,732)	48	—	(6,354)
Other, net	—	197	349	—	546

Income (loss) before income taxes	(4,570)	9,461	1,828	(9)	6,710
Income tax (benefit) expense	(1,738)	3,785	308	—	2,355

Net (loss) income before cumulative effect of change in accounting principle	(2,832)	5,676	1,520	(9)	4,355
Cumulative effect of change in accounting principle	—	—	481	—	481

Net (loss) income	$(2,832)	$5,676	$2,001	$(9)	$4,836

	Three months ended March 31, 2001

		Combined	Combined
		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(in thousands)
INCOME STATEMENT DATA
Net sales	$—	$204,274	$25,546	$(6,088)	$223,732
Cost of sales	459	191,958	19,968	(5,998)	206,387

Gross profit	(459)	12,316	5,578	(90)	17,345
Selling, general and administrative	962	6,713	1,660	114	9,449
Other operating (income) expenses	602	(612)	9	(114)	(115)

Operating (loss) profit	(2,023)	6,215	3,909	(90)	8,011
Other income and expenses:
Interest (expense) income, net	(4,720)	(3,511)	316	—	(7,915)
Other, net	20	6	1,822	—	1,848

Income (loss) before income taxes	(6,723)	2,710	6,047	(90)	1,944
Income tax (benefit) expense	(2,028)	1,391	1,781	—	1,144

Net (loss) income	$(4,695)	$1,319	$4,266	$(90)	$800

INTERMET CORPORATION

NOTES TO INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

	March 31, 2002

		Combined	Combined
		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(in thousands)
BALANCE SHEET DATA
ASSETS
Current assets:
Cash and cash equivalents	$(104)	$2,070	$542	$—	$2,508
Accounts receivable, net	688	77,350	20,593	—	98,631
Inventories, net	—	58,939	7,488	(59)	66,368
Other current assets	32,334	2,360	804	1	35,499

Total current assets	32,918	140,719	29,427	(58)	203,006

Property, plant and equipment, net	3,786	325,264	29,375	571	358,996
Other assets:
Goodwill	—	217,016	—	—	217,016
Other noncurrent assets	16,305	4,943	7,476	—	28,724
Intercompany, net	11,956	13,170	(28,171)	3,045	—
Investments in subsidiaries	567,283	—	—	(567,283)	—

Total assets	$632,248	$701,112	$38,107	$(563,725)	$807,742

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,602	$66,340	$4,717	$(285)	$72,374
Accrued expenses and other	17,252	42,361	12,036	101	71,750
Long-term debt due within one year	162,100	1,086	163	—	163,349

Total current liabilities	180,954	109,787	16,916	(184)	307,473

Long-term debt	124,200	38,430	212	—	162,842
Retirement benefits	54,584	5,498	—	—	60,082
Other non-current liabilities	16,488	6,850	(2,762)	747	21,323

Total long-term liabilities	195,272	50,778	(2,550)	747	244,247

Shareholders’ equity	256,022	540,547	23,741	(564,288)	256,022

Total liabilities and shareholders’ equity	$632,248	$701,112	$38,107	$(563,725)	$807,742

INTERMET CORPORATION

NOTES TO INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

	December 31, 2001

		Combined	Combined
		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(in thousands)
BALANCE SHEET DATA
ASSETS
Current assets:
Cash and cash equivalents	$2,328	$466	$11,072	$—	$13,866
Accounts receivable, net	820	90,487	20,733	—	112,040
Inventories, net	—	64,758	7,158	(59)	71,857
Other current assets	30,578	2,414	639	1	33,632

Total current assets	33,726	158,125	39,602	(58)	231,395

Property, plant and equipment, net	3,971	335,448	30,757	580	370,756
Other assets:
Goodwill	—	217,016	—	—	217,016
Other noncurrent assets	12,224	5,053	6,889	—	24,166
Intercompany, net	44,352	(26,627)	(20,770)	3,045	—
Investments in subsidiaries	575,249	—	—	(575,249)	—

Total assets	$669,522	$689,015	$56,478	$(571,682)	$843,333

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,621	$73,796	$6,498	$(671)	$81,244
Accrued expenses and other	22,859	27,248	12,414	487	63,008
Long-term debt due within one year	171,750	1,084	518	—	173,352

Total current liabilities	196,230	102,128	19,430	(184)	317,604

Long-term debt	148,000	39,097	2,973	—	190,070
Retirement benefits	54,824	5,759	—	—	60,583
Other non-current liabilities	17,188	7,160	(3,299)	747	21,796

Total long-term liabilities	220,012	52,016	(326)	747	272,449

Shareholders’ equity	253,280	534,871	37,374	(572,245)	253,280

Total liabilities and shareholders’ equity	$669,522	$689,015	$56,478	$(571,682)	$843,333

INTERMET CORPORATION

NOTES TO INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

	Three months ended March 31, 2002

		Combined	Combined
		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations		Consolidated

	(in thousands)
CASH FLOW DATA
Net cash provided by (used in) operating activities	$35,577	$2,954	$(9,540)			$28,991
Investing activities:
Additions to property, plant and equipment	(80)	(1,263)	(252)		—	(1,595)
Proceeds from sale of assets	—	169	—		—	169

Cash used in investing activities	(80)	(1,094)	(252)		—	(1,426)
Financing activities:
Net change in revolving credit facility and term loan	(36,908)	—	—		—	(36,908)
Change in other debt	—	(256)	(57)		—	(313)
Purchase of common stock	(4)	—	—		—	(4)
Dividends paid	(1,017)	—	—		—	(1,017)

Cash used in financing activities	(37,929)	(256)	(57)		—	(38,242)
Effect of exchange rate on cash and cash equivalents	—	—	(681)		—	(681)

Net increase (decrease) in cash and cash equivalents	$(2,432)	$1,604	$(10,530)	$		$(11,358)

	Three months ended March 31, 2001

		Combined	Combined
		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations		Consolidated

	(in thousands)
CASH FLOW DATA
Net cash provided by (used in) operating activities	$(22,492)	$11,182	$(2,218)			$(13,528)
Investing activities:
Additions to property, plant and equipment	(239)	(9,681)	(2,840)		—	(12,760)

Cash used in investing activities	(239)	(9,681)	(2,840)		—	(12,760)
Financing activities:
Net change in revolving credit facility and term loan	94,000	—	—		—	94,000
Change in other debt	—	(625)	(91)		—	(716)
Dividends paid	(1,015)	—	—		—	(1,015)

Cash provided by (used in) financing activities	92,985	(625)	(91)		—	92,269
Effect of exchange rate on cash and cash equivalents	—	—	1,463		—	1,463

Net increase (decrease) in cash and cash equivalents	$70,254	$876	$(3,686)	$		$67,444

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders

INTERMET Corporation

      We have audited the accompanying consolidated balance sheets of INTERMET Corporation as of December 31, 2001 and 2000, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of INTERMET Corporation at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Detroit, Michigan

February 6, 2002,
except for Note 16, as to which the date is
June 5, 2002

INTERMET CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,

	2001	2000	1999

	(in thousands of dollars,
	except per share data)
Net sales	$843,173	$1,038,844	$956,832
Cost of sales	781,650	913,262	834,545

Gross profit	61,523	125,582	122,287
Selling, general and administrative	29,177	38,546	37,473
Goodwill amortization	6,328	6,353	4,154
Other operating expenses (income)	13,427	(8,009)	18,499

Operating profit	12,591	88,692	62,161
Other income and expenses:
Interest expense, net	(31,025)	(39,261)	(14,905)
Other, net	4,431	27,668	1,197

	(26,594)	(11,593)	(13,708)

Income (loss) before income taxes	(14,003)	77,099	48,453
Income tax (benefit) expense	(5,300)	36,191	12,076

Net (loss) income	$(8,703)	$40,908	$36,377

Net (loss) income per common share	$(0.34)	$1.61	$1.43

Net (loss) income per common share — assuming dilution	$(0.34)	$1.61	$1.42

See accompanying notes.

INTERMET CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years ended December 31,

	2001	2000	1999

	(in thousands of dollars,
	except per share data)
Net (loss) income	$(8,703)	$40,908	$36,377
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	(4,278)	(129)	(1,155)
Derivative instrument adjustment	(1,858)	—	—
Minimum pension liability adjustment	(6,890)	—	849

Total other comprehensive (loss)	(13,026)	(129)	(306)

Comprehensive (loss) income	$(21,729)	$40,779	$36,071

See accompanying notes.

INTERMET CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,

	2001	2000

	(in thousands of dollars,
	except per share data)
ASSETS
Current assets:
Cash and cash equivalents	$13,866	$19,737
Accounts receivable:
Trade, less allowances of $10,727 in 2001 and $9,451 in 2000	95,601	125,745
Other	16,439	9,136

	112,040	134,881
Inventories:
Finished goods	15,756	17,865
Work in process	12,080	21,816
Raw materials	6,259	8,940
Supplies and patterns	37,762	45,249

	71,857	93,870
Deferred income taxes	29,461	13,999
Other current assets	4,171	17,961

Total current assets	231,395	280,448
Property, plant and equipment, at cost:
Land	5,204	5,408
Buildings and improvements	122,425	116,181
Machinery and equipment	505,025	467,819
Construction in progress	13,983	46,724

	646,637	636,132
Less:
Accumulated depreciation and foreign industrial development grants, net	275,881	238,498

Net property, plant and equipment	370,756	397,634
Intangible assets, net of amortization	217,016	224,873
Other non-current assets	24,166	15,841

	$843,333	$918,796

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$81,244	$103,501
Accrued wages, severance and benefits	28,822	31,520
Accrued liabilities	34,186	51,035
Long-term debt due within one year	173,352	216,479

Total current liabilities	317,604	402,535
Noncurrent liabilities:
Long-term debt	190,070	182,687
Retirement benefits	60,583	45,685
Other noncurrent liabilities	21,796	8,479

Total noncurrent liabilities	272,449	236,851
Shareholders’ equity:
Preferred stock; 5,000,000 shares authorized; none Issued	—	—
Common stock, $0.10 par value; 50,000,000 shares authorized; 25,415,324 and 25,393,824 shares issued and outstanding in 2001 and 2000.	2,590	2,590
Capital in excess of par value	56,761	57,110
Retained earnings	207,512	220,279
Accumulated other comprehensive loss	(13,389)	(363)
Unearned restricted stock	(194)	(206)

Total shareholders’ equity	253,280	279,410

	$843,333	$918,796

See accompanying notes.

INTERMET CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,

	2001	2000	1999

	(in thousands of dollars)
Operating Activities:
Net income	$(8,703)	$40,908	$36,377
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	52,149	45,122	35,140
Amortization	7,823	8,600	4,978
Impairment of assets	11,734	7,476	10,811
Results of equity investments	(964)	(782)	(337)
Deferred income taxes	(4,086)	14,459	(6,391)
(Gain) loss on sale of subsidiary and other assets	(73)	(22,392)	692
Gain on insurance proceeds from involuntary conversion of assets	(3,220)	(26,502)	—
Changes in operating assets and liabilities excluding the effects of acquisitions and dispositions:
Accounts receivable	21,504	30,835	(18,688)
Inventories	21,375	1,844	(4,811)
Accounts payable and current liabilities	(40,593)	(10,490)	10,305
Shutdown costs	1,186	—	7,789
Other assets and liabilities	13,462	(19,723)	(5,606)

Cash provided by operating activities	71,594	69,355	70,259
Investing Activities:
Additions to property, plant and equipment	(36,368)	(57,747)	(78,743)
Additions to property, plant and equipment from Insurance	(3,389)	(34,414)	—
Proceeds from insurance for replacement of property, plant and equipment	3,389	34,414	—
Purchase of businesses, net of cash acquired	—	—	(274,338)
Investment in joint venture	—	—	(4,500)
Proceeds from sales of assets	—	10,309	1,032
Proceeds from sale of subsidiary	—	53,903	—
Other, net	—	(1,628)	(418)

Cash provided by (used in) investing activities	(36,368)	4,837	(356,967)
Financing Activities:
Net change in revolving credit facility	9,000	(54,500)	193,500
Proceeds from (Payoff of) term loan	(43,250)	—	200,000
Repayment of revolving credit facility	—	—	(130,000)
Change in other debt	(1,494)	(1,307)	31,342
Payment on notes payable	—	—	(5,000)
Acquisition of treasury stock	—	—	(6,833)
Issuance (purchase) of common stock	(349)	452	114
Dividends paid	(3,183)	(4,061)	(4,076)
Other, net	—	(140)	849

Cash provided by (used in) financing activities	(39,276)	(59,556)	279,896
Effect of exchange rate changes on cash and cash Equivalents	(1,821)	1,685	4,380

Net increase (decrease) in cash and cash equivalents	(5,871)	16,321	(2,432)
Cash and cash equivalents at beginning of year	19,737	3,416	5,848

Cash and cash equivalents at end of year	$13,866	$19,737	$3,416

See accompanying notes.

INTERMET CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Years ended December 31,

	2001	2000	1999

	(in thousands of dollars, except share
	and per share data)
Common stock
Beginning balance	$2,590	$2,585	$2,583
Exercise of options to purchase 26,000 and 14,000 shares of common stock in 2000 and 1999	—	5	2

Ending balance	2,590	2,590	2,585
Capital in excess of par value
Beginning balance	57,110	56,661	63,382
Exercise of options to purchase shares of common stock	—	449	112
Purchase of 104,000 shares for deferred compensation plan	(349)	—	—
Purchase of 509,000 shares of treasury stock	—	—	(6,833)

Ending balance	56,761	57,110	56,661
Retained earnings
Beginning balance	220,279	183,432	151,131
Net income (loss)	(8,703)	40,908	36,377
Cash dividends of $0.16 per share in 2001, 2000 and 1999	(4,064)	(4,061)	(4,076)

Ending balance	207,512	220,279	183,432
Accumulated translation adjustment
Beginning balance	(363)	(234)	921
Translation adjustment	(6,582)	(198)	(1,777)
Related income tax effect	2,304	69	622

Ending balance	(4,641)	(363)	(234)
Derivative instrument adjustment
Beginning balance	—	—	—
Adjustment	(2,858)	—	—
Related income tax effect	1,000	—	—

Ending balance	(1,858)	—	—
Minimum pension liability adjustment
Beginning balance	—	—	(849)
Adjustment	(10,600)	—	1,306
Related income tax effect	3,710	—	(457)

Ending balance	(6,890)	—	—
Unearned restricted stock
Beginning balance	(206)	(67)	(163)
Issuance of 23,000 and 30,000 shares of common stock in 2001 and 2000	(64)	(251)	—
Amortization	76	112	96

Ending balance	(194)	(206)	(67)

Total shareholders’ equity	$253,280	$279,410	$242,377

See accompanying notes.

INTERMET CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2001, 2000 and 1999

1.     Summary of Significant Accounting Policies

     Basis of Presentation

      The accompanying consolidated financial statements, presented in conformity with accounting principles generally accepted in the United States (“GAAP”), include the accounts of INTERMET Corporation (“INTERMET”) and its subsidiaries. All significant inter-company transactions and balances have been eliminated in consolidation. All subsidiaries have a fiscal year ending December 31.

     Business

      INTERMET produces ferrous metals castings, including ductile and gray iron, and light metals castings, including aluminum, magnesium and zinc. In addition, we perform value-added services, principally for automotive manufacturers in North America and Europe. We also supply precision-machined components to automotive and other industrial customers.

     Use of Estimates

      The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Reclassification

      Certain amounts previously reported in the 2000 and 1999 financial statements and notes thereto have been reclassified to conform to the 2001 presentation.

     Revenue Recognition

      We recognize revenue upon shipment of products. Tooling revenue is recognized when billed either on completion of the tool or through the piece price as agreed in the purchase order.

     Shipping and Handling Costs

      We record shipping and handling costs as component of “Cost of sales” within our statements of operations.

     Cash and Cash Equivalents

      All short-term investments with original maturities of less than 90 days are deemed to be cash equivalents for purposes of the statements of cash flows.

     Derivatives

      As of January 1, 2001 we adopted FAS 133, “Accounting for Derivative Instruments and Hedging Activities.” FAS 133 requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as either a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. The adoption of FAS 133 did not have a material impact on our financial statements. We do not participate in speculative derivatives trading.

INTERMET CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Inventories

      Inventories are stated at the lower of cost or market. Cost is determined on the last-in, first-out (“LIFO”) method for 6% of both the December 31, 2001 and 2000 inventories. If LIFO inventories were valued using the same cost methods used for other inventories, their carrying values would have increased by $1,191,000 and $1,149,000 at December 31, 2001 and 2000, respectively. Certain raw materials and supplies inventories are valued on a weighted average cost basis; average production cost is used for certain work in process and finished goods inventories and other inventories are valued by the first-in, first-out (“FIFO”) method. The specific identification method is used for pattern inventories. Supplies inventories are evaluated for obsolescence based on length of time in the store room and expected near term use.

     Property, Plant and Equipment

      Property, plant and equipment are stated at cost. The provision for depreciation and amortization of property, plant and equipment is determined on the basis of estimated useful lives using the straight-line method. Industrial development grants provided by the Federal and state governments of Germany are included as reductions of property, plant and equipment and are being amortized over the estimated useful lives of the related assets. We evaluate our property, plant and equipment for impairment whenever indicators of impairment exist. Our recoverability estimates are based on estimates of future operating results of the various facilities. Estimates of future cash flows used to test the assets for recoverability are based on current operating projections extended to the useful life of the asset group for which we measure profits.

     Intangible Assets

      Intangible assets of $217,016,000 and $224,873,000 (net of accumulated amortization of $21,859,000 and $15,531,000) at December 31, 2001 and 2000, respectively, consist principally of costs in excess of net assets acquired. We amortize these costs using the straight-line method over periods ranging principally over forty years. In setting the life of intangibles, we consider the long-term strategic value of the acquired assets. We evaluate our intangible assets for impairment whenever indicators exist. Our recoverability estimates are based on a review of projected undiscounted cash flows of the related operating entities.

      In first quarter of 2002, we expect to adopt FAS 141, “Business Combinations,” and FAS 142, “Goodwill and Other Intangible Assets.” The adoption of FAS 141 is expected to have little impact on the company as acquisitions have typically been accounted for under purchase accounting. Application of the nonamortization provisions in FAS 142 is expected to result in an increase of about 23 cents in earnings per diluted share. During 2002, we will perform the first of the impairment tests of goodwill as of January 1, 2002. It has not yet been determined what effect, if any, that these tests will have on the earnings and financial position of the company.

     Fair Value of Financial Instruments

      The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate fair value. The fair value of our debt approximates the reported amounts in the accompanying consolidated balance sheets as their respective interest rates approximate the respective year end market rates for similar debt instruments. We obtain the fair value of the interest rate swaps, as noted in Note 14, from dealer quotes. These values represent the estimated amount we would receive or pay to terminate agreements taking into consideration current interest rates and the creditworthiness of the counter-parties.

INTERMET CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Stock-Based Compensation

      We generally grant stock options for a fixed number of shares to employees and directors with an exercise price equal to the fair value of the shares at the date of grant. We account for stock option grants in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and, accordingly, recognize no compensation expense for the stock option grants. We use the Black-Scholes option pricing model to estimate fair value of our stock options as described in Note 7.

     Joint Venture Accounting

      Joint venture investments of 50% or less are considered minority investments and are accounted for under the equity method. Our 50% investment in Portcast is accounted for on the equity method and our equity in the results of the venture is included in other income and expense.

     Prepaid Expenses

      We recognize payments made in advance for future services (e.g., insurance premiums) as prepaid expenses and include them in other current assets.

2.     Reporting for Business Segments

      We evaluate the operating performance of our business units individually. We have aggregated operating segments that have similar characteristics, including manufacturing processes and raw materials. The ferrous metals segment consists of ferrous foundry operations and their related machining operations. The light metals segment consists of aluminum, magnesium and zinc casting operations and their related machining operations. Due to changes in the makeup of the other segment, the Company has realigned the other segment to include the operations which do not fall within the ferrous metals segment or the light metals segment. These operations have been combined with the corporate business unit and its related expenses and eliminations. This realigned segment is referred to as corporate and other. Certain administrative costs such as interest and amortization are included within the corporate and other segment. This information is displayed in the following table.

			Corporate
	Ferrous Metals	Light Metals	and Other	Consolidated

		(in thousands of dollars)
Year ended December 31, 2001
Net sales	$526,281	$300,745	$16,147	$843,173
Depreciation expense	27,834	20,274	3,866	51,974
Amortization expense	—	—	6,328	6,328
Interest expense	6,781	6,003	18,241	31,025
Provision for income taxes	4,588	(691)	(9,197)	(5,300)
Net income	8,398	(3,346)	(13,755)	(8,703)
Purchases of property, plant and equipment*	20,986	14,440	942	36,368

December 31, 2001
Total assets	$455,034	$234,806	$153,493	$843,333

INTERMET CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			Corporate
	Ferrous Metals	Light Metals	and Other	Consolidated

		(in thousands of dollars)
Year ended December 31, 2000
Net sales	$634,392	$333,851	$70,601	$1,038,844
Depreciation expense	23,072	19,482	2,568	45,122
Amortization expense	—	—	6,353	6,353
Interest expense	6,128	7,081	26,052	39,261
Provision for income taxes	34,770	1,555	(134)	36,191
Net income	52,996	1,063	(13,151)	40,908
Purchases of property, plant and equipment*	36,283	17,691	3,773	57,747

December 31, 2000
Total assets	$492,081	$401,655	$25,060	$918,796

Year ended December 31, 1999
Net sales	$770,393	$102,239	$84,200	$956,832
Depreciation expense	27,780	3,925	3,435	35,140
Amortization expense	—	—	4,154	4,154
Interest expense	8,448	2,065	4,392	14,905
Provision for income taxes	21,050	1,415	(10,389)	12,076
Net income	27,038	1,851	7,488	36,377
Purchases of property, plant and equipment	60,813	13,661	4,269	78,743

December 31, 1999
Total assets	$410,001	$388,055	$159,236	$957,292

*	Does not include capital recovered through insurance — $3,389,000 and $34,414,000 in 2001 and 2000, respectively.

3.     Acquisitions and Dispositions

      On October 12, 2000, we sold our interest in Iowa Mold Tooling Co. Inc., (“Iowa Mold Tooling”). This was a consolidated subsidiary that is included in “Corporate and other” in the Reporting for Business Segments footnote. This sale is indicative of our commitment to place emphasis on our core business. We sold our interest in Iowa Mold Tooling for $53.9 million. The pre-tax gain of $22.3 million is included in “Other operating (income) expenses” in the accompanying statements of operations in 2000.

      On March 7, 2000, we sold our equity interest in General Products Corporation for $10.3 million, net of expenses. We realized a pretax gain from the transaction of $762,000. Prior to the sale, General Products was an equity investment included in “Other non-current assets.”

      On December 20, 1999, we acquired all of the issued and outstanding stock of Diversified Diemakers, Inc. (“Diemakers”) and Ganton Technologies, Inc. (“Ganton”) for a purchase price of $270,000,000. We accounted for this transaction using purchase accounting and, accordingly, the excess purchase price of the transaction of $127,261,000 was allocated to goodwill and is being amortized over the next 40 years.

      We accrued approximately $3.7 million for severance and office closing costs. Sales, engineering and certain other administrative and operating functions of Ganton and Diversified Diemakers have been combined with our existing functions. As a result of this combination of activities, we eliminated duplicate

INTERMET CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

activities during fiscal year 2000. All but $500,000 of the amounts accrued either were paid during 2000 and 2001 or will be paid over the next year. Through December 31, 2001 we have paid $2.4 million. We reversed $800,000 against the allocated goodwill in 2000. The following represents our unaudited pro forma consolidated results of operations (in thousands of dollars, except per share data) for 2000 and 1999, based on the purchase of Ganton and Diversified Diemakers and the sale of Iowa Mold Tooling and General Products assuming the acquisitions and dispositions occurred on January 1 of each year presented.

	2000	1999

Net sales	$988,221	$1,122,018
Net income	$25,811	$32,368
Income per common share	$1.01	$1.27
Income per common share — assuming dilution	$1.01	$1.27

      These unaudited pro forma results are presented for comparative purposes only. They are not necessarily indicative of what would have occurred had the acquisitions and dispositions actually been made on the dates indicated or of future results of operations.

4.     Impairment of Assets and Shutdown

      In October 2001, we announced plans to permanently close our Alexander City lost-foam aluminum plant in mid December 2001, and subsequently ceased operations on December 21, 2001. Alexander City is included in the light metals segment of the Reporting for Business Segments footnote. The plant was purchased in 1995 and had employed 117 people. Alexander City had significant operational difficulties with the launches of very complex components in late 2000 through the first quarter of 2001. This caused its two principal customers to question the viability of the facility. They began a re-sourcing process that became too difficult and expensive to be retracted once the turnaround at the plant had occurred. Alexander City had revenues of $39 million, $23 million and $15 million, and net losses of approximately $9.8 million, $10.9 million, and $1.7 million for the years ended 2001, 2000, and 1999, respectively. The net loss of $9.8 million for 2001 includes charges for asset impairment and shutdown of $8.4 million, after tax.

      The decision to close this foundry was the principal reason for recording a $11.7 million charge for impairment of assets and a $1.2 million charge for shutdown costs in the fourth quarter of 2001. All of the charges are included in “Other operating expense (income)” in the accompanying statements of operations. The charge included a write-down of $9.8 million to fair market value for capital assets and inventories; site remediation and disposal costs of $0.7 million; goodwill write-down of $1.9 million; provisions totaling $0.4 million for severance (for 18 salaried employees) and employee pay related costs, and $0.1 million in legal costs. The accrual for shutdown costs of $1.2 million is included in “Accrued liabilities” in the accompanying balance sheet in 2001.

      During December 2000, due to unfavorable operating results of our non-core operations and our concern for the continuing decline in the market share, we assessed the ongoing value of our non-core assets. Based on this assessment, we recorded a charge of $7.5 million, which eliminated goodwill of $5.7 million and resulted in a write-down of certain fixed assets of $1.8 million. This charge was determined based on an estimate of the discounted future cashflows and is included in “Other operating expense (income)” in the accompanying statements of operations.

      In December of 1999, we announced plans to permanently close our Ironton Iron, Inc. foundry (“Ironton”). Ironton was included in the ferrous metals segment of the Reporting for Business Segments footnote. Ironton’s continuing operational difficulties and significant operating losses, as well as loss of customer base, impacted our decision. Ironton had revenues of $6 million and $57 million and net losses of approximately $4.4 million and $22.8 million for the years ended December 31, 2000 and 1999, respectively.

INTERMET CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The decision to close the Ironton foundry was the principal reason for recording an $18.5 million charge for impairment of assets and shutdown costs in the fourth quarter of 1999, which was included in “Other operating expense (income)” in the accompanying statements of operations in 1999. The charge included a writedown of $10.7 million to fair value for capital assets; building demolition and remediation costs of $6.6 million; and provisions totaling $1.2 million for severance pay and employee benefits.

      In 2001, we spent approximately $1.5 million for shutdown and professional fees related to costs for Ironton remediation. Additionally, we paid out approximately $0.4 million in workers’ compensation. These expenditures were accrued for at December 31, 1999. The remaining accrual of $0.5 million, which is included in “Other accrued liabilities” in the accompanying balance sheet in 2001, is our estimates of the remaining costs to be incurred related primarily to workers’ compensation and legal. During 2000, we incurred approximately $5.2 million related to Ironton costs for remediation and to raze the building. This amount was accrued at December 31, 1999 and no remaining accrual exists at December 31, 2001.

      In 2000, we paid out approximately $1.0 million accrued at December 31, 1999 for the severance and related benefits of 100 Ironton salaried employees. The remaining $0.2 million of the amount accrued during 1999 was recorded as a recovery in “Other operating (income) expenses” in the accompanying statements of operations in 2000. In addition, during the first quarter of 2000, we paid $1.0 million for severance and employees benefits for approximately 500 union employees, which was not previously accrued.

      During 2001 and 2000, we transferred Ironton assets with net book values of approximately $0.7 million and $1.4 million, respectively, to our other facilities. During 2001 and 2000 we sold certain assets of $0.3 million and $4.5 million. The remaining $0.9 million of assets of the $8.0 million shown as held for sale in 1999 represents our estimate of the assets’ fair value.

      As a service to our customers, we continued operations at Ironton at a greatly reduced pace through March 31, 2000, in order to allow them to re-source the parts to other suppliers. Since Ironton is no longer a continuing operation, and we continued operations in 2000 merely to accommodate our customers, we reclassified Ironton’s sales and related cost of sales, which net to a negative $6.1 million, to “Other operating expense (income)” in the accompanying statements of operations in 2000.

5.  Short-Term Lines of Credit

      Columbus Neunkirchen foundry GmbH and INTERMET Europe GmbH, our wholly owned subsidiaries, have various revolving note agreements which are payable upon the earlier of demand or December 31, 2002, unless extended. These notes provide for borrowings up to Euros 7,336,000 (approximately $6,547,000) at December 31, 2001. There were no outstanding borrowings under these agreements as of December 31, 2001 and 2000.

INTERMET CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.  Debt

      Long-term debt consists of the following at December 31 (in thousands of dollars):

	2001	2000

INTERMET:
Revolving credit facility	$148,000	$139,000
Term loan	171,750	200,000
Bank of Nova Scotia	—	15,000
Domestic Subsidiaries:
Industrial development bonds	41,050	41,725
Capitalized leases	2,181	2,803
Foreign Subsidiaries:
Foreign bank term notes	441	638

Total	363,422	399,166
Less long-term debt due within one year	173,352	216,479

Long-term debt due after one year	$190,070	$182,687

      On July 17, 2001, we amended our $300 million unsecured revolving credit agreement with a bank group. The maturity date continues to be November 5, 2004. Also on July 17, 2001, we amended and restated our term loan agreement. The Bank of Nova Scotia debt was rolled into the amended and restated term loan. Under the terms of the term loan agreement, we reduced the principal balance. In addition, the maturity date was extended to December 20, 2002.

      Both the revolving credit facility and the term loan are secured by all domestic assets and a pledge of 65% of the stock of foreign subsidiaries. Pricing and covenants are identical. These agreements require us to maintain compliance with specified financial covenants and impose limitations on certain activities. We are in compliance with our covenants as of December 31, 2001:

Financial Covenant	Requirement	Actual

Fixed charge coverage ratio	≥ 1.25:1	1.39:1
Consolidated EBITDA to consolidated interest expense	≥ 2.75:1	2.81:1
Funded debt to consolidated EBITDA	≤ 4.50:1	4.28:1
Capital expenditures ($000)	≤$50,000	$36,368

      If our operations deteriorate and we were unable to obtain a waiver from our lenders, our debt would be in default with our lenders and our loans could be called. Due to cross-fault provisions in a majority of our debt agreements, approximately 88% of our debt might be due if any of the debt is in default.

      The interest rate at December 31, 2001 on the term loan was LIBOR plus 3.25% (approximately 5.35%). The interest rate on the revolving credit was LIBOR plus 3.25% (approximately 5.18%). The spread over LIBOR that we must pay is the same for both loans and is based on our total debt (including letters of credit) divided by EBITDA. We must also pay a fee, at a rate of 0.75% to 1.00% per annum, on any unused portion of the $300 million revolving credit facility. Standby letters of credit reduce the amount we are able to borrow under our revolving credit facility. At December 31, 2001 such standby letters of credit totaled $48,055,000. At December 31, 2001, we had $103,945,000 available under our revolving credit facility.

      Columbus Foundry, L.P., our wholly-owned subsidiary, has outstanding $35,000,000 of variable rate limited obligation revenue bonds. Under the terms of the indenture, Columbus Foundry, L.P., is required to

INTERMET CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

make interest only payments at a variable rate. The interest rate resets weekly and at December 31, 2001 it was 2.15%. The principal is due December 1, 2019.

      Under the terms of a bond indenture, Lynchburg Foundry Company, our wholly-owned subsidiary, is required to make partial redemption of its industrial development revenue bonds on an annual basis through June 2006. These amounts are $350,000 per year, with a final payment at maturity of $1,650,000. The balance outstanding as of December 31, 2001 was $3,050,000. The bonds are subject to optional redemption prior to maturity and bear an interest rate of 7.0%.

      We have other industrial development revenue bond debt of $3,000,000. We are required to make annual principal payments of $500,000, with a final maturity date of January 1, 2007.

      We also have capital leases of approximately $2,181,000 at December 31, 2001, which relate to assets with net book values of approximately $2,772,000. Interest rates for these leases range from 7.50% to 8.58%. The amortization of assets recorded under leases is included in depreciation expense.

      The foreign bank term notes bear interest rates from 5.00% to 5.10% per annum. These borrowings are secured by property, plant and equipment with net book values aggregating to approximately $29,534,000 at December 31, 2001.

      Maturities of long-term debt and capital leases at December 31, 2001 are as follows (in thousands of dollars):

2002	$173,352
2003	1,549
2004	149,403
2005	1,441
2006	2,177
Thereafter	35,500

Totals	$363,422

      Interest paid totaled approximately $30,810,000, $41,101,000, and $12,953,000 in 2001, 2000, and 1999, respectively. We capitalized interest expense of $1,100,000 and $1,500,000 in 2001 and 2000, respectively.

      Per the terms of our bank agreements, we are able to pay dividends of up to $5,000,000 per fiscal year.

7.  Stock Compensation

      We have executive stock option and incentive award plans (“Employee Plans”) and a directors’ stock option plan (“Directors’ Plan”). The Employee Plans permit the grant of options and restricted shares for up to 3,000,000 shares of common stock. The Directors’ Plan permits the grant of options to purchase up to 150,000 shares of common stock. Options granted under the Employee Plans vest over a four-year period. Options under the Directors’ Plan are exercisable at the grant date. Certain options also remain outstanding from prior stock option plans. At December 31, 2001, options for 889,230 shares were exercisable, while 1,307,700 of the Employee Plans’ shares and 58,000 Directors’ Plan shares were available for future grant.

      We apply Accounting Principles Board Opinion No. 25 and related interpretations in accounting for the stock option plans. Accordingly, we have not recognized compensation expense for our stock option plans. Had compensation expense for these plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FAS No. 123, our pro forma net income, basic earnings per share and diluted earnings per share would have been approximately $(9,601,000), $40,033,000, and $35,581,000; $(0.38), $1.58 and $1.40; and $(0.38), $1.57 and $1.39 in 2001, 2000 and 1999, respectively.

INTERMET CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The fair values of our stock options, as disclosed above, were estimated as of the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2001, 2000 and 1999: risk-free interest rates ranging from 2.0% to 4.5%; a dividend yield of 1.0%; volatility factor of the expected market price of our common stock ranging from .451 to .831; and a weighted average expected life of the options of 6 years. For purposes of the pro forma disclosures required under FAS No. 123, the estimated fair value of the options is amortized over the options’ vesting period.

      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our stock options.

      A summary of our stock option activity for the three years ended December 31, 2001 is as follows:

		Weighted
	Number of	Average	Exercise Price
	Options	Exercise Price	Range

Outstanding at January 1, 1999	1,184,050	$13.64
Granted	323,000	14.28	$12.75 - $14.31
Exercised	(14,000)	8.05	5.69 - 10.75
Forfeited	(43,500)	15.94	12.75 - 18.06

Outstanding at December 31, 1999	1,449,550	$13.76

Exercisable at December 31, 1999	784,500	$12.14

Weighted average fair value of options granted during 1999		$14.31
Outstanding at January 1, 2000	1,449,550	$13.76
Granted	502,250	6.76	$6.34 - $8.94
Exercised	(26,000)	7.75	7.25 - 8.56
Forfeited	(401,750)	13.86	9.00 - 18.06

Outstanding at December 31, 2000	1,524,050	$11.53

Exercisable at December 31, 2000	772,358	$12.69

Weighted average fair value of options granted during 2000		$6.87
Outstanding at January 1, 2001	1,524,050	$11.31
Granted	462,300	3.54	$3.37 - $5.04
Exercised	0	0.00	0.00 - 0.00
Forfeited	(315,500)	10.30	3.37 - 18.06

Outstanding at December 31, 2001	1,670,850	9.47	3.37 - 19.375

Exercisable at December 31, 2001	899,230	$11.94

Weighted average fair value of options granted during 2001		$1.51

INTERMET CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Exercise prices for options outstanding as of December 31, 2001 ranged principally from $1.94 to $9.69 and $11.63 to $19.38, with weighted-average remaining contractual lives of those options ranging from 4.5 to 9.1 and 4.7 to 6.5 years, respectively.

      We have an Employee Stock Ownership Plan and Trust (“ESOP”) for some of our United States employees who are not covered by collective bargaining agreements. The ESOP requires that we make contributions equal to 3% of the annual compensation of the ESOP participants. We may, at our discretion, make additional contributions within specified limits. Contributions to the ESOP of $554,000, $1,020,000, and $984,000 were expensed in 2001, 2000 and 1999, respectively.

      On October 6, 1995, our board of directors declared a dividend of one right for each share of INTERMET common stock held of record at the close of business on October 17, 1995, pursuant to a Shareholder Protection Rights Agreement dated October 6, 1995. The rights generally are not exercisable until 10 days after an announcement by us that a person, as defined (excluding, with certain limitations, certain holders of 10% or more of our common stock who do not acquire additional shares, any of our ESOPs or benefit plans, and INTERMET or any of its wholly-owned subsidiaries), has acquired 10% of our common stock or announces a tender offer that could result in the ownership of 10% or more of our common stock. Each right, should it become exercisable, will entitle the owner to buy 1/100th of a share of Participating Preferred Stock, a new series of our preferred stock, at an exercise price of $40. On October 16, 1997, we amended the rights agreement to provide that certain institutional investors who own in excess of 10%, but less than 15% of our common stock, are not “Acquiring Persons”, as defined by the rights agreement.

      In the event the rights become exercisable as a result of the acquisition of shares, each right will entitle the owner, other than the acquiring person, to buy at the rights’ then current exercise price a number of shares of common stock with a market value equal to twice the exercise price. In addition, unless the acquiring person owns more than 50% of the outstanding shares of common stock, the board of directors may elect to exchange all outstanding rights (other than those owned by such acquiring person or affiliates thereof) at an exchange ratio of one share of common stock per right. Unless we merge with another company under certain conditions or redeem or exchange the rights before October 6, 2005, the rights will expire on such date.

      In February 2001 our board approved a Restricted Share Unit Award Plan for certain key executives. Under this plan, eligible executives were entitled to surrender all or a portion of the bonuses they earned under our 2000 profit sharing plan in exchange for an award of Restricted Share Units. The number of shares awarded under this program will be matched one for one if the employee remains with the company for two years from the award date.

8.     Commitments and Contingencies

      Future minimum rental payments required under building and equipment operating leases that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2001 are as follows (in thousands of dollars):

2002	$4,911
2003	3,605
2004	2,414
2005	2,027
2006	1,619
Thereafter	51

Totals	$14,627

INTERMET CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Total rental expense under operating leases aggregated $6,046,000, $5,059,000 and $5,242,000 in 2001, 2000 and 1999, respectively.

      At December 31, 2001, we had commitments to purchase capital equipment of approximately $906,000 in the aggregate.

      43% of the domestic labor force is covered by collective bargaining agreements and of those covered by collective bargaining, none have contracts expiring within one year.

      Some of our subsidiaries have been named as potentially responsible parties liable for cleanup of known environmental conditions. For known environmental situations, INTERMET, with the assistance of environmental engineers and consultants, has recorded reserves to cover estimated undiscounted future environmental expenditures. Environmental reserves at December 31, 2001 and 2000 approximated $6,291,000 and $7,469,000, respectively. The environmental reserve at December 31, 2001 includes $410,000 related to the shutdown of Alexander City. The environmental reserve at December 31, 2000 included $1,200,000 related to the shutdown of Ironton. We also have corrective action plans and/or preventive environmental projects to ensure the safe and lawful operation of our facilities. There could exist, however, more extensive or unknown environmental situations at existing or previously owned businesses for which the future cost is not known or exceeds amounts accrued at December 31, 2001.

      In addition to these recurring and anticipated expenditures, the 1990 amendments to the Federal Clean Air Act, and regulations promulgated thereunder are expected to have a major impact on the compliance cost of many U.S. companies, including foundries of the type owned by INTERMET. Until Federal and state governments adopt final regulations implementing those amendments and until certain control measures under existing regulations are determined, it is not possible to estimate such costs.

      We are also engaged in various legal proceedings and other matters incidental to our normal business activities. We do not believe any of these above-mentioned proceedings or matters will have a material adverse effect on our consolidated financial position or results of operations or cash flows.

9.     Retirement Plans and Benefits

      We maintain four noncontributory defined benefit pension plans for certain U.S. employees covered by collective bargaining agreements. The benefits are based on years of service. Additionally, we maintain two non-contributory defined benefit pension plans for certain U.S. salaried and non-union hourly employees. The benefits are based on final average compensation. Our policy is to fund amounts as required under applicable laws and regulations. In addition to providing pension benefits, we provide health care and life insurance benefits to certain retired U.S. employees and their dependents. Certain salaried employees can become eligible for retiree health care benefits at age 55 depending on years of service. Certain hourly employees currently can become eligible for retiree health care benefits at age 60 depending on years of service. Retirees receive substantially the same health care benefits as active employees. The medical plans generally pay most medical expenses less deductible and co-pay amounts. Salaried and hourly employees also contribute to the cost of dependent coverage. Certain salaried employee coverage converts to a Medicare supplement at age 65, while most hourly employee coverage ceases at age 65.

INTERMET CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Years ended December 31,

	Pension Benefits		Other Benefits

	2001	2000	2001	2001

	(in thousands of dollars)
Change in benefit obligation:
Benefit obligation at beginning of year	$73,546	$65,950	$35,545	$35,218
Service cost	2,109	1,904	899	816
Interest cost	5,747	5,151	2,701	2,673
Amendments	667	4,888	181	38
Actuarial losses (gains)	2,495	(310)	5,238	109
Benefits paid	(3,369)	(4,037)	(3,694)	(3,309)

Benefit obligation at end of year	$81,195	$73,546	$40,870	$35,545
Change in plan assets:
Fair value of plan assets at beginning of year	$73,695	$72,724
Actual return on plan assets	(5,371)	4,173
Company contributions	1,695	835
Benefits paid	(3,369)	(4,037)

Fair value of plan assets at end of year	$66,650	$73,695

Funded status of the plan (under-funded)	$(14,545)	$149	$(40,870)	$(35,545)
Unrecognized net actuarial loss (gain)	10,982	(3,820)	(5,659)	(12,272)
Unrecognized transition obligation	15	67	—	—
Unrecognized prior service cost	6,604	6,655	126	(64)

Prepaid (accrued) benefit cost	$3,056	$3,051	$(46,403)	$(47,881)

      In 2001, an amendment to increase the level of pension benefits earned caused an increase in the projected benefit obligation of $0.7 million and pension expense of $0.1 million. In 2000, an amendment to increase the level of pension benefits earned caused an increase in the projected benefit obligation of $4.9 million and pension expense of $1.1 million.

      At September 30 of each year, we determine the discount rate to be used to discount plan liabilities. The discount rate used in determining the actuarial present value of the projected benefit obligations was 7.5% in 2001 and 8.0% in 2000 and 1999. The expected long-term rate of return on assets used in determining net pension expense was 9.5% in 2001, 2000 and 1999. Plan assets consist of publicly traded stocks and bonds, cash equivalents and insurance contracts.

INTERMET CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligation was 6.5% to 7.5% in 2001, declining by 0.25% per year to an ultimate rate of 5.0% for the applicable employee age groups. Certain subsidiaries providing a dental benefit assumed a 5.0% cost trend rate for dental in 2001.

	Years ended December 31,

	Pension Benefits			Other Benefits

	2001	2000	1999	2001	2000	1999

	(in thousands of dollars)
Components of net periodic cost:
Service cost	$2,109	$1,904	$1,434	$899	$816	$749
Interest cost	5,747	5,151	4,335	2,701	2,673	2,535
Expected return on plan assets	(6,275)	(6,465)	(5,665)	—	—	—
Amortization of prior service cost and net transition obligation	107	(119)	344	(13)	(13)	(13)
Recognized net actuarial gain	—	—	—	(992)	(1,091)	(980)

Benefit cost	$1,688	$471	$448	$2,595	$2,385	$2,291

      The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	One Percentage	One Percentage
	Point Increase	Point Decrease

	(in thousands of dollars)
Effect on total service and interest cost components in 2001	$252	$(226)
Effect on postretirement benefit obligation as of December 31, 2001	$2,413	$(2,161)

      Amounts recognized for pension benefits in the consolidated balance sheets consist of:

	December 31,

	2001	2000

	(in thousands of
	dollars)
Prepaid benefit cost	$4,315	$4,177
Accrued benefit liability	(18,478)	(1,981)
Intangible asset	6,619	855
Accumulated other comprehensive income, pretax	10,600	—

Net amount recognized	$3,056	$3,051

      At December 31, 2001 all of our pension plans had accumulated benefit obligations in excess of plan assets (underfunded plans).

      We maintain several defined contribution plans for certain salaried employees and certain hourly employees covered by collective bargaining agreements. Contributions to these plans, which are principally based on hours worked by each employee, totaled $3,207,000, $2,097,000 and $1,308,000 in 2001, 2000 and 1999, respectively. All of the plans allow participants to make pretax contributions as a percentage of their compensation.

      We also maintain defined contribution plans for domestic salaried employees and non-union hourly employees. In certain plans we contribute a specified percentage of the annual compensation of participants.

INTERMET CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

All of the plans allow participants to make pretax contributions as a percentage of their compensation. Certain plans provide a matching contribution on employees’ pretax contribution to a specified limit. Certain plans provide for discretionary profit-sharing contributions. We accrued contributions to the plans of $2,065,000, $2,509,000 and $1,838,000 in 2001, 2000 and 1999, respectively.

10.     Income Taxes

      The provision for income taxes consists of the following (in thousands of dollars):

	Years ended December 31,

	2001	2000	1999

Current:
Federal	$(6,364)	$10,086	$14,890
State	1,506	3,233	3,716
Foreign	3,644	8,413	(139)

	(1,214)	21,732	18,467
Deferred:
Federal	(4,247)	11,644	(7,406)
State	161	2,815	(922)
Foreign	—	—	1,937

	(4,086)	14,459	(6,391)

Totals	$(5,300)	$36,191	$12,076

      No federal income taxes were paid in 2001. We paid federal income taxes of approximately $15,000,000, and $14,949,000 in 2000 and 1999, respectively.

      The provision for income taxes differs from the amount computed using the statutory U.S. federal income tax rate for the following reasons (in thousands of dollars):

	Years ended December 31,

	2001	2000	1999

Provision for income taxes at U.S. statutory rate	$(4,901)	$26,985	$16,959
Income with no tax effect	—	(335)	(118)
Difference between U.S. and foreign tax rates	(1,658)	(531)	82
Utilization of NOL and credit carryforwards	—	—	(190)
State income taxes, net of federal income tax benefits	979	2,641	2,810
Reduction in valuation allowance	—	—	(9,018)
Goodwill amortization/write-off	1,613	8,573	766
Other	(1,333)	(1,142)	785

Totals	$(5,300)	$36,191	$12,076

INTERMET CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The tax effects of temporary differences and carryforwards that give rise to deferred income tax assets (liabilities) at December 31, 2001 and 2000 are as follows (in thousands of dollars):

	2001	2000

Compensation and benefit items, primarily related to FAS No 106.	$26,102	$21,361
Operating loss, capital loss, foreign tax credit and AMT credit carryforwards	9,030	4,062
Impairment and shutdown costs	5,204	1,280
Deductible goodwill	2,188	1,320
Other temporary differences	27,735	23,559

Gross deferred tax assets	70,259	51,582
Depreciation and related items	(47,588)	(32,165)
Other temporary differences	(3,361)	(4,193)

Gross deferred tax liabilities	(50,949)	(36,358)

Net deferred tax asset	19,310	15,224
Valuation allowance	(50)	(50)

Net deferred income taxes	$19,260	$15,174

      During 2001, INTERMET generated a foreign tax credit of $7,500,000; $2,000,000 of which was used in the current year. We do not believe a valuation allowance is required since we project both sufficient foreign source income and sufficient U.S. tax liabilities to fully utilize this credit before its expiration date in 2006. We expect to fully realize the remaining net deferred tax asset of $13.8 million based on estimates of future taxable income.

      During 2000, we reduced the deferred tax assets and the corresponding valuation allowance by $3,678,000. Of this amount, $1,975,000 related to net operating loss carryforwards of the Ironton Iron facility. As this operation has been shutdown, there is no possibility these losses will ever be utilized. Consequently, we have reversed the deferred tax asset and related valuation allowance. In addition, $1,703,000 relates to foreign tax credit carryforwards, which expired in 2000. Tax loss carryforwards with a value of $3,562,000 expire in various amounts between 2002 and 2010.

      During 1999, we reversed a valuation allowance of $4,518,000, due to a change in German tax law in 1999, which allowed us to utilize 100% of the net operating loss (NOL) for Ueckermunde. In addition, we reduced the valuation allowance approximately $4,500,000 as a result of a recapitalization of our international operations. This recapitalization will allow us to utilize foreign tax credits that would have otherwise expired.

      These income tax amounts are included in the consolidated balance sheets as follows (in thousands of dollars):

	December 31,

	2001	2000

Current assets	$29,461	$13,999
Other non-current assets (liabilities)	(10,201)	1,175

Totals	$19,260	$15,174

INTERMET CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.     Geographic Area and Major Customer Information

      The following is a breakout of sales, operating profit, net income and assets based on geographic locals as of and for years ended December 31, 2001, 2000 and 1999. We operate in North America and have other international operations, mainly German.

	As of and for the years ended December 31,

	2001	2000	1999

	(in thousands of dollars)
Net sales:
North America	$753,187	$943,371	$846,876
Other international	89,986	95,473	109,956
Operating profit:
North America	$1,641	$72,409	$41,708
Other international	10,950	16,283	20,453
Income before income taxes:
North America	$(28,352)	$50,892	$29,263
Other international	14,349	26,207	19,190
Assets:
North America	$767,697	$841,016	$888,720
Other international	75,636	77,780	68,572

      Net sales to customers exceeding 10% of consolidated net sales in 2001, 2000 or 1999, and other major customers, were as follows (as a percentage of consolidated net sales):

	2001	2000	1999

Customer:
DaimlerChrysler	21%	18%	17%
Ford	11%	11%	16%
Delphi	9%	8%	7%
General Motors	6%	6%	2%
Visteon	6%	7%	—
PBR	4%	3%	3%

      For 1999, Ford sales include sales to Ford Motor Company (8.1%) and Visteon Automotive Systems (8.1%).

INTERMET CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.     Earnings Per Share

      Earnings per share are computed as follows:

	Years ended December 31,

	2001	2000	1999

	(in thousands, except per
	share data)
Numerator:
Net income (loss)	$(8,703)	$40,908	$36,377

Denominator:
Denominator for basic earnings per share — weighted average shares	25,264	25,362	25,480
Effect of dilutive securities:
Employee stock options and unearned restricted stock	—	76	91

Denominator for diluted earnings per share — adjusted weighted average shares and assumed conversions	25,264	25,438	25,571

Net income (loss) per share	$(0.34)	$1.61	$1.43

Net income (loss) per share — assuming dilution	$(0.34)	$1.61	$1.42

      Dilutive earnings per share reflects the assumed exercise of stock options and unearned restricted stock.

13.     Quarterly Data and Share Information (Unaudited)

      The following is a summary of the quarterly results of operations for the years ended December 31, 2001 and 2000. The data provided below for 2001 varies from amounts previously reported on Form 10-Q. We have reconciled the amounts given with those previously reported and described the reason for the differences.

	Previously		Previously		Previously
	Reported	Restated	Reported	Restated	Reported	Restated
	Mar. 31	Mar. 31	Jun. 30	Jun. 30	Sept. 30	Sept. 30	Dec. 31

2001
Net sales(1)	$223,925	$223,732	$228,190	$227,997	$197,871	$197,264	$194,180
Gross profit(2)	18,693	17,345	24,328	21,806	13,896	12,050	10,322
Net income (loss)(3)(4)	339	800	3,821	2,865	(2,704)	(3,405)	(8,963)
Net income (loss) per common share
— Basic	0.01	0.03	0.15	0.11	(0.11)	(0.13)	(0.35)
— Diluted	0.01	0.03	0.15	0.11	(0.11)	(0.13)	(0.35)
Share prices (Nasdaq):
High	4.625		5.810		5.900		4.010
Low	2.500		3.000		2.800		2.510

INTERMET CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Previously		Previously		Previously
	Reported	Restated	Reported	Restated	Reported	Restated
	Mar. 31	Mar. 31	Jun. 30	Jun. 30	Sept. 30	Sept. 30	Dec. 31

2000(5)
Net sales	$302,245		$281,855		$239,585		$215,159
Gross profit	44,269		41,290		28,169		11,854
Net income	9,496		11,870		8,022		11,520
Net income per common share
— Basic	0.37		0.47		0.32		0.45
— Diluted	0.37		0.47		0.32		0.45
Share prices (Nasdaq):
High	14.500		9.844		10.188		7.875
Low	8.250		4.563		5.000		3.000

(1)	Adjusts sales for an overbilling of one customer during 2001 based on miscommunication on selling price.

(2)	During 2001, depreciation was not commenced with the start of the assets being placed into production for certain capital additions and therefore, pre-tax earnings has been restated by $175,000, $462,000 and $194,000 for first, second and third quarter, respectively. Inventories were over valued by $1,184,000, $2,076,000, and $1,249,000 in the previously stated first, second, and third quarters, respectively, and have been reduced to market in a lower of cost or market calculation. Operating expenses were recognized prematurely by $204,000, $209,000, and $204,000 for the previously reported first, second, and third quarters, respectively.

(3)	Selling, general, and administrative expenses were prematurely recognized by $73,000, $660,000, and $465,000 in the previously reported first, second, and third quarters, respectively. Interest expense was overstated by the capitalized amounts of $488,000, $269,000, and $213,000 in the previously reported first, second, and third quarters, respectively. A favorable adjustment in other (income) expenses of $1,555,000 for the final German insurance claim settlement was not recorded in the first quarter previously reported.

(4)	During the fourth quarter of 2001, we recorded asset impairment and shutdown costs for the closure of Alexander City totaling $12.9 million before taxes. Without this item, pro forma results for the fourth quarter of 2001 would have been as follows:

Net loss (in thousands)	$(565)
Net loss per common share	$(0.02)
Net loss per common share — assuming dilution	$(0.02)

(5)	During 2000 we had various events that impacted our quarterly net income. During the first quarter, we had losses at our Ironton foundry, which resulted from the fulfillment of certain customer needs. Further, during the third and fourth quarters, we had gains from insurance and the sale of a subsidiary and also during the fourth quarter we took a charge for a workforce reduction and the writedown of non-core assets. Without this impact, the results of our pro-forma quarterly net income would have been as follows:

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Net income (loss)	$13,235	$11,870	$5,261	$(2,428)
Net income (loss) per common share — Basic	0.52	0.47	0.21	(0.10)
Net income (loss) per common share — Assuming Dilution	0.52	0.47	0.21	(0.10)

INTERMET CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Pro forma fourth quarter net income was impacted by the severe slowdown in the auto industry as well as under performance of certain foundries.

      Third and fourth quarter sales are usually lower than the first and second quarter sales due to plant closings by automotive manufacturers for vacations and model changeovers. The above share price information represents inter-dealer transactions in The Nasdaq National Market without retail markup, markdown or commission.

14.     Derivative Financial Information

      We adopted FAS 133 on January 1, 2001. The impact of this adoption on our financial position as of January 1, 2001 was immaterial.

      Under our risk management policy, the use of derivatives for managing risk is confined to hedging the exposure related to variable rate funding activities. Specifically, we review our liability structure on a recurring basis and make the determination as to whether the risk of rising interest rates should be adjusted using derivative instruments. In addition, the policy allows the use of derivatives for hedging foreign currency exposure and hedging purchase commitments as it relates to raw materials used in our production processes.

      On October 24, 2000, we entered into an interest rate swap agreement through Scotia Capital, Inc., a broker-dealer subsidiary of the bank of Nova Scotia. The agreement terminates on October 24, 2003. Interest rate swaps are contractual agreements between parties to exchange fixed and floating interest rate payments periodically, over the life of the agreements, without the exchange of underlying principal amounts. This swap is used to partially hedge an underlying debt obligation and is marked to market.

      The notional principal amount of this contract is $50,000,000. INTERMET pays quarterly at a fixed interest rate of 6.468% with Scotia Capital, Inc. paying at the three-month LIBOR rate. The LIBOR rate for the most recent calculation period (October 24, 2001 through January 24, 2002) is 2.3525%. We do not expect to terminate the swap prior to maturity. The fair value of the swap is approximately $2,858,000 and has been recorded as a liability on the balance sheet.

      We have designated this swap transaction as a cash flow hedge. The effectiveness of this hedge transaction is being assessed using the short cut method as it meets the criteria outlined in FAS 133. The above hedge is considered to be perfectly effective; therefore, the entire change in the fair value of the derivative has been recorded in other comprehensive income, and no hedge ineffectiveness is recorded in earnings.

15.     Insurance Claims

     Neunkirchen foundry

      On May 20, 2000, INTERMET’s Neunkirchen foundry suffered a fire that caused extensive damage. There were no injuries resulting from the accident but the foundry was shut down for a period of approximately two weeks. As of December 31, 2000, the plant was fully operational with a few minor repairs remaining. Local fire and law enforcement officials completed their investigation of the incident. The cause of the fire was deemed accidental. The assets lost and the resulting business interruption are covered under the insurance policies INTERMET had in place for our Columbus Neunkirchen facility. As of December 31, 2000, we had reached final settlement with our insurance company for the expenses and lost profit related to this incident.

     New River foundry

      On March 5, 2000 our New River foundry suffered an explosion that shut down operations at the facility until November of 2000. Based on our investigation, our conclusion is that the incident was accidental.

INTERMET CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

However, on September 5, 2000 the Virginia Department of Labor and Industry issued citations of alleged violations for applicable health and safety requirements and assessed fines in the total amount of $0.8 million, which are included in “Other, net” in the accompanying statements of operations. The rebuilding of our New River facility is complete. Both lines are operational and New River’s capacity is approximately the same as pre-accident levels. As of December 31, 2001 we have reached final settlement with our insurance carriers related to the New River accident.

      The resulting business interruption and loss of fixed assets was covered under INTERMET’s insurance policies for the period. At December 31, 2000 approximately $10.4 million was recorded as deferred revenues and $16.0 million as accounts receivable. As of December 31, 2001 we have received final settlements totaling $133.8 million with our insurance carriers, $30.6 million in 2001 and $103.2 million in 2000.

      The settlement for the above two claims has been recorded as follows:

•	For the year ended December 31, 2001, we recorded insurance recovery of approximately $13.4 million related to business interruption for a total over the two years of $41.7 million for the claims made in 2000 mentioned above. Business interruption recovery monies offset cost of sales.

•	We incurred accident-related expenses in total of $53.4 million, which were offset by insurance recovery within cost of sales, $7.8 million in 2001 and $45.6 million in 2000.

•	In total, we recorded approximately $37.6 million for the replacement of property, plant and equipment. Of this amount, $3.2 million and $26.5 million have been recorded as gains in “Other, net” in the accompanying statements of operations in 2001 and 2000, respectively.

•	At December 31, 2001, approximately $0.2 million remains as deferred revenue and $0.9 million as accrued costs. No monies were still receivable.

16.	Supplemental Condensed Consolidating Financial Information

      The Company expects to issue $175.0 million of senior notes, which will mature in 2009. The senior notes will be guaranteed by each of our domestic wholly-owned subsidiaries other than Intermet International, Inc., Intermet Holding Company, Transnational Indemnity Company, and Western Capital Corporation (“Combined Guarantor Subsidiaries”). The guarantees will be unconditional and joint and several. The senior notes will be effectively subordinated to any secured debt of the Company.

      Presented below are summarized condensed consolidating financial information for the Parent, the Combined Guarantor Subsidiaries, the Combined Non-Guarantor Subsidiaries and the Company on a

INTERMET CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

consolidated basis as of December 31, 2001 and 2000, and for the three years ended December 31, 2001, 2000 and 1999.

	Year ended December 31, 2001

		Combined	Combined
		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(in thousands)
INCOME STATEMENT DATA
Net sales	$—	$770,408	$89,986	$(17,221)	$843,173
Cost of sales	292	722,969	74,585	(16,196)	781,650

Gross profit	(292)	47,439	15,401	(1,025)	61,523
Selling, general and administrative	2,887	26,403	6,026	189	35,505
Other operating (income) expenses	756	12,793	67	(189)	13,427

Operating (loss) profit	(3,935)	8,243	9,308	(1,025)	12,591
Other income and expenses:
Interest (expense) income, net	(17,588)	(13,638)	201	—	(31,025)
Other, net	30	(87)	4,488	—	4,431

Income (loss) before income taxes	(21,493)	(5,482)	13,997	(1,025)	(14,003)
Income tax (benefit) expense	(7,198)	(1,067)	3,223	(258)	(5,300)

Net (loss) income	$(14,295)	$(4,415)	$10,774	$(767)	$(8,703)

	Year ended December 31, 2000

		Combined	Combined
		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(in thousands)
INCOME STATEMENT DATA
Net sales	$—	$923,993	$146,096	$(31,245)	$1,038,844
Cost of sales	891	831,636	114,893	(34,158)	913,262

Gross profit	(891)	92,357	31,203	2,913	125,582
Selling, general and administrative	8,274	27,578	6,589	2,458	44,899
Other operating (income) expenses	(22,301)	19,400	(2,650)	(2,458)	(8,009)

Operating (loss) profit	13,136	45,379	27,264	2,913	88,692
Other income and expenses:
Interest (expense) income, net	(24,301)	(14,436)	(524)	—	(39,261)
Other, net	102	24,002	3,964	(400)	27,668

Income (loss) before income taxes	(11,063)	54,945	30,704	2,513	77,099
Income tax (benefit) expense	(6,968)	31,816	10,159	1,184	36,191

Net (loss) income	$(4,095)	$23,129	$20,545	$1,329	$40,908

INTERMET CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year ended December 31, 1999

		Combined	Combined
		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(in thousands)
INCOME STATEMENT DATA
Net sales	$—	$816,769	$169,882	$(29,819)	$956,832
Cost of sales	1,153	729,905	132,898	(29,411)	834,545

Gross profit	(1,153)	86,864	36,984	(408)	122,287
Selling, general and administrative	4,563	23,307	11,011	2,746	41,627
Other operating (income) expenses	(568)	20,935	878	(2,746)	18,499

Operating (loss) profit	(5,148)	42,622	25,095	(408)	62,161
Other income and expenses:
Interest (expense) income, net	(2,429)	(11,123)	(1,353)	—	(14,905)
Other, net	1,540	(249)	(94)	—	1,197

Income (loss) before income taxes	(6,037)	31,250	23,648	(408)	48,453
Income tax (benefit) expense	(3,648)	14,286	1,451	(13)	12,076

Net (loss) income	$(2,389)	$16,964	$22,197	$(395)	$36,377

INTERMET CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31, 2001

		Combined	Combined
		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(in thousands)
BALANCE SHEET DATA
ASSETS
Current assets:
Cash and cash equivalents	$2,328	$466	$11,072	$—	$13,866
Accounts receivable, net	820	90,487	20,733	—	112,040
Inventories, net	—	64,758	7,158	(59)	71,857
Other current assets	30,578	2,414	639	1	33,632

Total current assets	33,726	158,125	39,602	(58)	231,395

Property, plant and equipment, net	3,971	335,448	30,757	580	370,756
Other assets:
Goodwill	—	217,016	—	—	217,016
Other noncurrent assets	12,224	5,053	6,889	—	24,166
Intercompany, net	44,352	(26,627)	(20,770)	3,045	—
Investments in subsidiaries	575,249	—	—	(575,249)	—

Total assets	$669,522	$689,015	$56,478	$(571,682)	$843,333

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,621	$73,796	$6,498	$(671)	$81,244
Accrued expenses and other	22,859	27,248	12,414	487	63,008
Long-term debt due within one year	171,750	1,084	518	—	173,352

Total current liabilities	196,230	102,128	19,430	(184)	317,604

Long-term debt	148,000	39,097	2,973	—	190,070
Retirement benefits	54,824	5,759	—	—	60,583
Other non-current liabilities	17,188	7,160	(3,299)	747	21,796

Total long-term liabilities	220,012	52,016	(326)	747	272,449

Shareholders’ equity	253,280	534,871	37,374	(572,245)	253,280

Total liabilities and shareholders’ equity	$669,522	$689,015	$56,478	$(571,682)	$843,333

INTERMET CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31, 2000

		Combined	Combined
		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(in thousands)
BALANCE SHEET DATA
ASSETS
Current assets:
Cash and cash equivalents	$11,421	$1,100	$7,216	$—	$19,737
Accounts receivable, net	(14,714)	112,741	34,650	2,204	134,881
Inventories, net	—	87,027	6,902	(59)	93,870
Other current assets	17,354	13,921	684	1	31,960

Total current assets	14,061	214,789	49,452	2,146	280,448

Property, plant and equipment, net	4,621	367,035	24,294	1,684	397,634
Other assets:
Goodwill	—	224,873	—	—	224,873
Other noncurrent assets	2,605	7,525	5,711	—	15,841
Intercompany, net	100,393	(89,941)	(11,816)	1,364	—
Investments in subsidiaries	573,935	—	—	(573,935)	—

Total assets	$695,615	$724,281	$67,641	$(568,741)	$918,796

LIABILITIES AND
SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,398	$88,263	$12,285	$(445)	$103,501
Accrued expenses and other	18,498	38,153	24,777	1,127	82,555
Long-term debt due within one year	215,000	1,128	351	—	216,479

Total current liabilities	236,896	127,544	37,413	682	402,535

Long-term debt	139,000	40,177	3,510	—	182,687
Retirement benefits	39,086	6,599	—	—	45,685
Other non-current liabilities	1,223	10,675	(4,160)	741	8,479

Total long-term liabilities	179,309	57,451	(650)	741	236,851

Shareholders’ equity	279,410	539,286	30,878	(570,164)	279,410

Total liabilities and shareholders’ equity	$695,615	$724,281	$67,641	$(568,741)	$918,796

INTERMET CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year ended December 31, 2001

		Combined	Combined
		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(in thousands)
CASH FLOW DATA
Net cash provided by operating activities	$29,320	$28,159	$14,115		$71,594
Investing activities:
Additions to property, plant and equipment	(456)	(27,644)	(8,268)	—	(36,368)
Additions to property, plant and equipment from insurance	—	—	(3,389)	—	(3,389)
Proceeds from insurance for replacement of property, plant and equipment	—	—	3,389	—	3,389

Cash used in investing activities	(456)	(27,644)	(8,268)	—	(36,368)
Financing activities:
Net change in revolving credit facility	9,000	—	—	—	9,000
Payment on term loan	(43,250)	—	—	—	(43,250)
Change in other debt	(175)	(1,149)	(170)	—	(1,494)
Purchase of common stock	(349)	—	—	—	(349)
Dividends paid	(3,183)	—	—	—	(3,183)

Cash used in financing activities	(37,957)	(1,149)	(170)	—	(39,276)
Effect of exchange rate on cash and cash equivalents	—	—	(1,821)	—	(1,821)

Net increase (decrease) in cash and cash equivalents	$(9,093)	$(634)	$3,856		$(5,871)

INTERMET CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year ended December 31, 2000

		Combined	Combined
		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(in thousands)
CASH FLOW DATA
Net cash provided by operating activities	$8,645	$53,163	$7,547		$69,355
Investing activities:
Additions to property, plant and equipment	(2,946)	(49,353)	(5,448)	—	(57,747)
Additions to property, plant and equipment from insurance	—	(28,220)	(6,194)	—	(34,414)
Proceeds from insurance for replacement of property, plant and equipment	—	28,220	6,194	—	34,414
Proceeds from sale of assets	10,309	—	—	—	10,309
Proceeds from sale of subsidiary	53,903	—	—	—	53,903
Other, net	—	(1,628)	—	—	(1,628)

Cash provided by (used in) investing activities	61,266	(50,981)	(5,448)	—	4,837
Financing activities:
Net change in revolving credit facility	(54,500)	—	—	—	(54,500)
Change in other debt	—	(1,493)	186	—	(1,307)
Issuance of common stock	452	—	—	—	452
Dividends paid	(4,061)	—	—	—	(4,061)
Other	(140)	—	—	—	(140)

Cash provided by (used in) financing activities	(58,249)	(1,493)	186	—	(59,556)
Effect of exchange rate on cash and cash equivalents	—	—	1,685	—	1,685

Net increase in cash and cash equivalents	$11,662	$689	$3,970		$16,321

INTERMET CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year ended December 31, 1999

		Combined	Combined
		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(in thousands)
CASH FLOW DATA
Net cash provided by operating activities	$28,413	$38,423	$3,423	$—	$70,259
Investing activities:
Additions to property, plant and equipment	(1,328)	(71,564)	(5,851)	—	(78,743)
Purchase of businesses, net of cash acquired	(274,338)	—	—	—	(274,338)
Investment in joint venture	—	—	(4,500)	—	(4,500)
Proceeds from sale of assets	—	1,032	—	—	1,032
Other, net	(418)	—	—	—	(418)

Cash used in investing activities	(276,084)	(70,532)	(10,351)	—	(356,967)
Financing activities:
Net change in revolving credit facility	193,500	—	—	—	193,500
Proceeds from term loan	200,000	—	—	—	200,000
Repayment on revolving credit facility	(130,000)				(130,000)
Change in other debt	—	31,717	(375)	—	31,342
Payment on notes payable	(5,000)	—	—	—	(5,000)
Acquisition of treasury stock	(6,833)	—	—	—	(6,833)
Issuance of common stock	114	—	—	—	114
Dividends paid	(4,076)	—	—	—	(4,076)
Other	849	—	—	—	849

Cash provided by (used in) financing activities	248,554	31,717	(375)	—	279,896
Effect of exchange rate on cash and cash equivalents	—	—	4,380	—	4,380

Net increase (decrease) in cash and cash equivalents	$883	$(392)	$(2,923)	$—	$(2,432)

$175,000,000

OFFER TO EXCHANGE

9 3/4% SENIOR NOTES DUE 2009

THAT HAVE BEEN REGISTERED
UNDER THE SECURITIES ACT OF 1933
FOR OUTSTANDING
9 3/4% SENIOR NOTES DUE 2009

PROSPECTUS

INTERMET CORPORATION

August 21, 2002